Form 20-F/A
period 1997-12-31
BIOCHEM PHARMA INC
filed 1998-05-27
CIK 867202

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                    ----------------------------------------

                               AMENDED FORM 20-F

                    ----------------------------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) or (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934

  OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the year ended December 31, 1997

                                        OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the transition period from                   to

   COMMISSION FILE NUMBER 0-19539

                              BIOCHEM PHARMA INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                     CANADA
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                           275 Armand-Frappier Blvd.
                         Laval, Quebec, Canada H7V 4A7
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        COMMON SHARES, WITHOUT PAR VALUE
                                (TITLE OF CLASS)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

108,255,640 common shares, without par value (December 31, 1997)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [X]      No [ ]

Indicate by check mark which financial statements item the registrant has elected to follow.

                          Item 17 [X]      Item 18 [ ]

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
PART I
Item 1       Description of Business
             The Company.................................................         4
             Therapeutics................................................         5
             Vaccines....................................................        11
             Diagnostics.................................................        12
             Investments.................................................        13
             Significant Agreements......................................        13
             Reliance on Collaborative Relationships.....................        20
             Marketing...................................................        21
             Manufacturing...............................................        21
             Patents and Proprietary Information.........................        22
             Competition.................................................        24
             Government Regulation.......................................        26
             Pharmaceutical Pricing and Reimbursement....................        27
             Technology..................................................        27
             Product Liability...........................................        28
             International Operations....................................        28
             Employees...................................................        28
Item 2       Description of Properties...................................        28
Item 3       Legal Proceedings...........................................        29
Item 4       Control of Registrant.......................................        30
Item 5       Nature of Trading Market....................................        30
Item 6       Exchange Controls and Other Limitations Affecting Holders of
             Common Shares...............................................        31
Item 7       Taxation....................................................        32
Item 8       Selected Financial Data.....................................        32
Item 9       Management's Discussion and Analysis of Financial Condition
             and Results of Operations...................................        35
Item 10      Directors and Officers of the Company.......................        43
Item 11      Compensation of Directors and Officers......................        47
Item 12      Options to Purchase Securities from the Company or
             Subsidiaries................................................        49
Item 13      Interest of Management in Certain Transactions..............        50
PART II
Item 14      Description of Securities (1)...............................        50
PART III
Item 15      Defaults Upon Senior Securities.............................        50
Item 16      Changes in Securities and Changes in Security for Registered
             Securities..................................................        50
PART IV
Item 17      Financial Statements........................................        51
Item 18      Financial Statements (2)....................................        51
Item 19      Financial Statements and Exhibits...........................        51
             Signatures..................................................        54
             Financial Statements........................................        55


------------------


(1) Pursuant to General Instruction G(b) of Form 20-F, this annual report includes the information specified in Parts I, III and IV.



(2) Pursuant to General Instruction G(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 17.

                                IMPORTANT NOTES

1.   EXCHANGE RATE DATA

     ALL CURRENCY AMOUNTS IN THIS REPORT ON FORM 20-F ARE STATED IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED.

     The high and low exchange rates, the average exchange rate (i.e., the average of the exchange rates on the last day of each month during the period) and the period-end exchange rate of the Canadian dollar in exchange for United States dollars for each of the fiscal years in the four-year and eleven-month period ended December 31, 1997 based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:


                                                                           YEARS ENDED
                                               -------------------------------------------------------------------
                                               1994-01-31    1994-12-31    1995-12-31    1996-12-31    1997-12-31
                                               ----------    ----------    ----------    ----------    ----------
                                               (12 MONTHS)   (11 MONTHS)   (12 MONTHS)   (12 MONTHS)   (12 MONTHS)
      High...................................   US$.8046      US$.7532      US$.7527      US$.7513      US$.7487
      Low....................................      .7468         .7103         .7023         .7235         .6945
      Average................................      .7701         .7279         .7305         .7332         .7197
      Period-End.............................      .7536         .7128         .7323         .7301         .6999


2.   STOCK SPLIT

     A two-for-one stock split of the common stock took effect as of the close of business on April 7, 1997. The share information contained in this Report on Form 20-F reflects the stock split.

3.   TRADEMARKS


     BioChem Pharma and its logo, BioChem Vaccines, BioChem ImmunoSystems, BioChem Therapeutic, CliniChem Development and its logo, Labotech, Personal Lab, Fluviral, Fluviral S/F, PACIS, Allertech, SR1, System 9100+ Series, Detect-HIV, Detect-HCV, Detect-TB, Detect-HTLV, Spirit Lite, Spirit Ax, Spirit Ep and Spirit are all trademarks of BioChem Pharma Inc. or its subsidiaries.


     BioChem's discovery to treat HIV/AIDS, sold in certain countries under the brand name 3TC and in others under the brand name Epivir, or in a tablet also containing AZT and sold in the United States under the brand name Combivir, has the generic name lamivudine. Lamivudine is also being developed to treat chronic hepatitis B infection, and is expected to have the brand name Zeffix in a number of markets and Heptodin in China. To avoid confusion herein, 3TC will be used to describe the product for HIV/AIDS and lamivudine and Zeffix will be generally used to describe the product in development for chronic hepatitis B. 3TC, Epivir, Combivir, Zeffix and Heptodin are trademarks of Glaxo Wellcome plc which, with its subsidiaries, is the worldwide licensee of 3TC and lamivudine, subject to special arrangements for Canada, where a Glaxo Wellcome-BioChem partnership is commercializing 3TC and will commercialize lamivudine.


     Intron A is a trademark of Schering-Plough Corporation; Zadaxin is a trademark of SciClone Pharmaceuticals Inc.; Theradigm is a trademark of Cytel Corporation ; and Retrovir is a trademark of Glaxo Wellcome plc.


4.   SAFE HARBOUR

     THIS REPORT ON FORM 20-F CONTAINS PROJECTIONS AND FORWARD LOOKING STATEMENTS REGARDING FUTURE EVENTS AND THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. WE WISH TO CAUTION YOU THAT THESE STATEMENTS ARE ONLY OUR PREDICTIONS AND OBJECTIVES. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. PLEASE NOTE IN PARTICULAR THROUGHOUT THIS DOCUMENT WHERE WE HAVE HIGHLIGHTED SPECIFIC RISKS ASSOCIATED WITH THE COMPANY AND ITS ACTIVITIES. WE ALSO REFER YOU TO THE DOCUMENTS THE COMPANY FILES FROM TIME TO TIME WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES ADMINISTRATORS, SUCH AS ITS MATERIAL CHANGE REPORTS, ITS ANNUAL REPORT AND ITS MANAGEMENT PROXY CIRCULAR. THESE DOCUMENTS, AS WELL AS THIS REPORT ON FORM 20-F CONTAIN IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER FROM OUR CURRENT EXPECTATIONS AND THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT ON FORM 20-F. THE COMPANY WILL NOT UPDATE THE INFORMATION CONTAINED IN THIS REPORT ON FORM 20-F EXCEPT IN THE NORMAL COURSE OF ITS PUBLIC DISCLOSURE PRACTICES.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS


THE COMPANY


     BioChem Pharma Inc. ("BioChem" or the "Company") is an international biopharmaceutical company involved in the research, development, manufacturing and marketing of innovative products for the prevention, detection and treatment of human diseases.

     BioChem conducts its business through BioChem Therapeutic Inc. ("Therapeutic"), BioChem Vaccines Inc. ("Vaccines"), BioChem ImmunoSystems Inc.("ImmunoSystems") and the Company's foreign subsidiaries. Therapeutic, a wholly-owned subsidiary, is responsible for efforts in the area of therapeutics. Vaccines, a wholly-owned subsidiary, is responsible for BioChem's vaccine operations. The Company's diagnostics business is conducted through its 91.0%-owned subsidiary, ImmunoSystems.

     The Company supports its therapeutic, vaccine and diagnostic products with extensive research and development. There are a number of programs currently being conducted. These programs are discussed under the captions "Therapeutics", "Vaccines" and "Significant Agreements -- The CliniChem Programs".


     The Company's most significant therapeutic product is 3TC, a nucleoside analog with a novel heterocyclic surrogate sugar ring which has been developed with the Company's worldwide licensee, Glaxo Wellcome plc and its subsidiaries (collectively "Glaxo Wellcome"), for the treatment of patients with HIV infection, including AIDS. On November 17, 1995, the United States Food and Drug Administration (the "FDA"), in accordance with its procedures for accelerated approval of new drugs, approved 3TC for marketing and sale in the United States for use in combination with Retrovir (a Glaxo Wellcome product also known as AZT or zidovudine) for the treatment of HIV infection and AIDS as a first-line therapy. On December 8, 1995, the Canadian Health Protection Branch (the "HPB") approved 3TC for marketing and sale in Canada under its priority review process for use in combination with AZT for the treatment of HIV infection and AIDS. In Europe, the European Union Committee on Proprietary Medicinal Products (the "EUCPMP") and the European Medicines Evaluation Agency (the "EMEA") on August 8, 1996 gave full approval under exceptional circumstances for the 15 Member States. On April 14, 1997, the FDA released 3TC under its traditional approval regulations for use in combination with Retrovir. On September 29, 1997, the FDA authorized the marketing of Combivir, the first product to combine two antiretroviral drugs in a single tablet formulation. Each tablet of Combivir contains 3TC and AZT and can be taken twice daily, offering the advantage of reducing significantly the number of tablets a person on an Epivir/Retrovir based treatment regimen needs to take. This reduction is simplifying the complex multi-drug treatment regimens and is assisting patient adherence to therapy schedules. The European Commission gave approval to market Combivir in the 15 Member States of the European Union on March 18, 1998. 3TC is being marketed in more than 80 countries worldwide. Worldwide sales of 3TC were $973.3 million for the fiscal year ended December 31, 1997.



     A different dosage regimen of 3TC, referred to as lamivudine, is being developed by the Company's worldwide licensee, Glaxo Wellcome, as a treatment for chronic hepatitis B infection, including in the pre-and post-liver transplant setting to prevent graft re-infection by HBV. Phase II and Phase III clinical trials have shown that 100 mg lamivudine taken once daily reduced human hepatitis B virus DNA to levels undetectable by the most widely used diagnostic test, the Abbott Genostics assay, in the majority of patients while on therapy. Nine Phase III clinical trials to evaluate lamivudine as a treatment of chronic hepatitis B infection began during 1994, 1995 and 1996. The majority of these trials are now completed, overall confirming that lamivudine has an excellent safety and efficacy profile. The first regulatory filing submission seeking marketing approval of lamivudine was made in China by BioChem's licensee, Glaxo Wellcome on August 25, 1997 followed by filings in other Asian countries and in many other countries including the countries of the European Union and Canada in March 1998.


     The Company has also developed, and is manufacturing and marketing, a line of vaccines including whole virus and split virus influenza vaccines, a combined diphtheria tetanus vaccine and a BCG vaccine against tuberculosis. These vaccines are marketed to physicians and other healthcare providers in Canada by the Company's direct sales force. The Company has also developed and is manufacturing an immunotherapeutic product PACIS used in the treatment of certain superficial bladder cancers sold by Faulding. Canadian sales of the Company's vaccines were $5.9 million for the fiscal year ended December 31, 1997.

     The Company's diagnostics operations, which had worldwide sales of $114.5 million for the year ended December 31, 1997, is engaged in the development, manufacturing and marketing of a wide range of diagnostic products and automated laboratory analyzers for the detection of a variety of infectious diseases, and for use in immunology, endocrinology and hematology. In 1996, the Company launched Personal Lab, a smaller version of Labotech, the Company's microtiter plate analyzer and in 1997, Spirit, a new hematology analyzer.


THERAPEUTICS



     BioChem's therapeutic activities currently are directed at discovering innovative medicines principally in the antivirals and anticancer areas, and as well in pain control. These activities are either done internally, through agreements with CliniChem Development Inc., or through other strategic alliances (see "Significant Agreements").



     The Company's strategy in therapeutics is to commercialize its antiviral, anticancer and related products in selected territories where there is a relatively focused target physician audience and address broader markets with co-marketing, licensing and other agreements. The Company's partnership with Glaxo Wellcome represented the first step in this strategy, with the Company sharing commercialization rights for 3TC and lamivudine in Canada but granting exclusive commercialization rights in the rest of the world. In the future, as the Company develops additional products in these therapeutic areas, it intends to retain a larger share of marketing and other rights in additional territories. The Company's efforts to successfully develop its own products will be supplemented by seeking access to other products through collaboration, licensing, acquisition and other arrangements.



     In other therapeutic areas, including pain control, where markets are broader and therefore the resources needed for the development and commercialization are greater, the Company intends to continue to forge alliances with established pharmaceutical companies. To that end, it already has established partnerships with Astra AB in the pain control area.


     The Company's most advanced therapeutic internal research and development programs are:


                                          POTENTIAL
       PRODUCT/COMPOUND            APPLICATION/INDICATIONS     DEVELOPMENT STATUS(1)          COMMERCIAL RIGHTS
       ----------------            -----------------------     ---------------------          -----------------
ANTIVIRAL:
3TC                              HIV and AIDS                  Approved                BioChem/Glaxo Wellcome
Lamivudine                       Chronic hepatitis B           In registration         BioChem/Glaxo Wellcome
Lamivudine                       Prevention of liver graft     Phase II/III            BioChem/Glaxo Wellcome
                                 re-infection by hepatitis B
                                 virus
Other antivirals                 Hepatitis B virus, hepati-    Research                BioChem or Biochem/OSI
                                 tis C virus and HIV
PAIN CONTROL:
BCH-3963                         Pain control                  Phase I                 BioChem/Astra


Oral peripheral (LOGO)-agonist   Pain control                  Research                BioChem/Astra
ANTI-CANCER:
Apoptosis                        Cancer                        Research                BioChem


---------------


(1) Indicates product development status. "Research" includes discovery, research, development of screening assays, product design, synthesis and subsequent identification of a candidate compound for clinical studies. "Preclinical" (not used here) denotes efficacy, pharmacological and toxicity studies in animal models necessary to support an application to initiate human clinical testing. Human clinical trials for the Company's drugs and biological products are conducted in three phases. "Phase I" clinical trials are generally conducted in healthy volunteers to determine pharmacokinetics and safety. "Phase II" clinical trials are conducted to gain preliminary information regarding efficacy and dosing regimen and additional safety information. The final stage is "Phase III", in which studies are conducted to provide sufficient statistical data regarding safety and efficacy to support an application for marketing approval of a new drug or license of a biological product. In the case of AIDS and certain other life-threatening diseases for which there is an urgent need for treatment, the FDA may grant approval under its accelerated approval regulations, based on analysis of surrogate endpoints even when definitive information on efficacy and long-term safety is not yet available. Manufacturers of accelerated approval drugs are then required to conduct more definitive clinical endpoint studies to confirm the drug's effect on the clinical endpoints of the disease. "In registration" means a license application to market the product has been filed in one or more countries but has not yet been approved. See "Government Regulation".


     The Company believes that future success will from now on largely be based on the ability to discover truly innovative therapies responding to unmet medical needs and to rapidly move several compounds into clinical development. To achieve its mission in this evolving industry, BioChem's strategy is to focus intensively in the antiviral and anticancer areas, to enhance internal research capability and to broaden a diverse external research network, involving primarily university collaborations and partnerships with companies, as well as to build a commercial organization and a portfolio of antiviral and anticancer products for the North American market.

     AIDS/HIV INFECTION

     Market


     The World Health Organization (the "WHO") estimates that, as of the end of 1997, more than 30 million people worldwide had been infected with HIV, the virus that leads to the development of AIDS. The WHO estimates that, as of the end of 1997, approximately 860,000 people were infected with HIV in the United States and predicts that, by the year 2000, approximately 40 million people worldwide will have been infected with HIV and the number of AIDS cases will more than double. The WHO predicts that the largest increase in the incidence of HIV infection will be in the Asia-Pacific region, Eastern Europe and the Middle East.


     3TC

     The therapeutic product 3TC is for the treatment of HIV infection and AIDS. 3TC is one of a novel class of nucleoside analogs with a novel heterocyclic surrogate sugar ring discovered and synthesized by BioChem scientists which targets the HIV reverse transcriptase enzyme. By targeting the HIV reverse transcriptase enzyme, 3TC appears to interfere with the transcription of viral RNA to viral DNA, a process necessary for HIV replication. On November 17, 1995, 3TC, marketed as Epivir in the United States, was approved by the FDA under its accelerated approval regulations for marketing and sale in the United States for use in combination with AZT for the treatment of HIV infection and AIDS as a first-line therapy. On April 11, 1997, the FDA released 3TC under its traditional product approval regulations, for use in combination with Retrovir. On December 8, 1995, the HPB approved 3TC for marketing and sale in Canada under its priority review process for use in combination with AZT for the treatment of HIV infection and AIDS. The EUCPMP and the EMEA on August 8, 1996 gave full approval under exceptional circumstances for the 15 Member States. On September 29, 1997, the FDA authorized the marketing of Combivir, the first product to combine two antiretroviral drugs in a single tablet formulation. Each tablet of Combivir contains 3TC and AZT and can be taken twice daily, offering the advantage of reducing significantly the number of tablets a person on an Epivir/Retrovir based treatment regimen needs to take. This reduction is simplifying the complex multi-drug treatment regimens and is assisting patient adherence to therapy schedules. The EUCPMP recommended the approval of Combivir in the week of November 18, 1997. The European Commission gave approval to market Combivir in the 15 Member States of the European Union on March 18, 1998. The results from four pivotal trials and from the clinical endpoint study of 3TC have served not only to demonstrate 3TC's safety and efficacy, but also to successfully establish 3TC as the cornerstone of combination therapy in HIV infection. In fact, those positive results together with 3TC's ease of administration (one tablet twice a day, independently of food intake) helped identify the way to combine antiretrovirals for maximum clinical benefit and compliance. They also led to 3TC being used in many triple and quadruple combination therapies including protease inhibitors and non-nucleoside reverse transcriptase inhibitors.

     Combination therapy using two nucleoside analogs and a protease inhibitor has become the standard of care for HIV infection. This therapeutic approach has been validated through the results of a clinical endpoint study designed to assess the safety and efficacy of the most widely used triple-combination regimen. 3TC is available for sale and marketing in more than 80 countries and is the most widely prescribed medication for HIV and AIDS in the world.

     Pursuant to agreements entered into with Glaxo Wellcome, BioChem has licensed to Glaxo Wellcome the worldwide rights, with the exception of Canada, to develop, manufacture and sell 3TC. In Canada, 3TC is being sold by BioChem in partnership with Glaxo Wellcome.


     Although 3TC has rapidly penetrated the market, there are certain factors that can influence its continued success including, the willingness and ability of HIV-infected patients to remain compliant on these complex multi-drug combination therapies. It has been demonstrated that lack of compliance can lead to treatment failure due to the capacity of HIV to become resistant to antiretrovirals. The potential number of combinations that are now available has significantly increased since 3TC was first approved for marketing and there is no assurance that 3TC will remain or be part of all these combination therapies.


     On May 6, 1998, BioChem announced the beginning of a Phase I clinical trial in the United States on BCH-10652, a nucleoside analogue (discovered by BioChem and which development will be pursued by BioChem through agreements with CliniChem Development Inc.) to fight HIV infection and AIDS. The purpose of this Phase I study in healthy volunteers is to evaluate the compound's safety and the appropriate dosing for further studies in people living with HIV.

     HEPATITIS B

     Market


     HBV is the infectious causative agent of both the acute and chronic forms of hepatitis B, a liver disease which is a major cause of morbidity and mortality throughout the world. Data from the WHO indicate that over 2 billion people worldwide have been infected with hepatitis B, 75% of whom are found in the Asia-Pacific region. Of these 2 billion, there are over 350 million people chronically infected (WHO 1996), who are at high risk of developing chronic active hepatitis which kill more than 1 million persons per year. The WHO estimated that as many as 25-35% of individuals who become chronic carriers will eventually die prematurely as a result of their hepatitis B of either cirrhosis or hepatocellular carcinoma (liver cancer). Vaccines to prevent hepatitis B are currently available; however, they have not been shown to be effective in those already infected with the virus. Despite the availability of these vaccines for more than a decade, the incidence of HBV infection in the United States has increased.



     Hepatitis B virus is estimated to be approximately 100 times more infectious than the HIV virus. The main routes of transmission in North America are: parenterally (through the use of needles) and via sexual contact. The main routes of transmission in the rest of the world (including the Asia-Pacific region) are from person to person and perinatally (from mother to baby during the perinatal period).



     Alpha interferon is approved for the treatment of patients with chronic active hepatitis B. It is administered by injection, is only successful in controlling the virus in a minority of patients and is associated with undesirable side-effects such as flu-like symptoms. Alpha interferon has poor efficacy in the majority of chronic hepatitis B patients who are located in the Asia-Pacific region and who could be presumed to have acquired the disease perinatally or at a young age. This usually leads to an immune tolerance state of infection where an immunostimulant such as alpha interferon works poorly. The Company believes a significant market opportunity exists for an effective and safe oral antiviral therapy against chronic hepatitis B, especially for a product with efficacy in immune tolerant chronic hepatitis B patients, such as the vast majority in the Asia-Pacific region.


     Lamivudine

     A different dosage regimen of 3TC (referred to as lamivudine) is being developed with Glaxo Wellcome as an oral treatment for chronic hepatitis B infection and for the prevention of liver graft reinfection. Like 3TC with AIDS, lamivudine targets the reverse transcriptase enzyme of HBV and appears to interfere with the transcription of viral RNA to viral DNA, a process necessary for HBV replication.

     Clinical Trials


     Pursuant to the agreements entered into between BioChem and Glaxo Wellcome, Glaxo Wellcome is currently completing the Phase III clinical trial program of lamivudine as a treatment for chronic hepatitis B infection and has already completed regulatory submissions in several countries and is in the process of completing regulatory submissions in several other countries. To date, a total of nine Phase III clinical trials have been initiated and almost all of them are completed. Clinical trial sites include countries in the Asia/Pacific region and in Europe, Australia, South Africa, Canada and the United States. Most of these trials investigated 100 mg of lamivudine given once daily. The majority of Phase III clinical trials were for a duration of one year of treatment with follow-up periods ranging from three months to six months. A longer follow-up trial for up to four years of lamivudine treatment is also ongoing.



     Most of these clinical trials were designed to compare the efficacy of lamivudine versus placebo in patients with chronic hepatitis B infection who were alpha interferon therapy-naive. Results were measured by improvements in liver histology and reduction of both HBeAg and HBV DNA levels as well as the normalization of liver enzyme (ALT) and the rate of antigen HBeAg seroconversion. Other objectives of these trials are to assess the safety of lamivudine treatment. In certain trials, lamivudine alone were compared against lamivudine in combination with alpha interferon. Lamivudine was also studied in patients who were previously unresponsive to alpha interferon.



     At the 32nd annual meeting of the European Association for the Study of the Liver ("EASL") held April 9-12, 1997 in London, U.K., the results of a pivotal Phase III lamivudine trial involving 358 Asian chronic hepatitis B patients were presented. This was a placebo-controlled, double-blind, multicenter study where patients were randomized to receive either placebo or lamivudine 25 mg once per day or 100 mg once per day. Patients were assessed at 12 months. The primary end-point of the study was the demonstration of an improvement in liver histology with lamivudine versus placebo. The data showed a significant improvement in liver histology in patients treated with lamivudine (100 mg once per day). Of these patients, 67% experienced a statistically significant improvement in liver histology versus 30% with placebo (p<0.001). Secondary end-points of the study were lamivudine-induced normalization of liver enzymes
(ALT), suppression of HBV DNA, and increased HBeAg seroconversion. The results demonstrated a sustained and statistically significant (p<0.001) ALT normalization in 72% of patients with elevated ALT levels at entry versus 24% with placebo. There was a statistically significant (p<0.001) reduction in HBV DNA greater than 95% in patients versus placebo. HBeAg seroconversion with undetectable HBV DNA was demonstrated in 16% of patients (p=0.022) at the 100 mg once per day dose versus 4% in placebo. Lamivudine was well tolerated and safe in this study, with patient withdrawal rates and adverse events not different than placebo. Genotypic analyses have shown that 14% of patients on 25 mg and 100 mg lamivudine daily have developed genotypic changes after one year of lamivudine treatment. However, these instances of genotypic changes were reported to be subclinical and patients have continued to receive lamivudine monotherapy. This data is very significant as it represents the first demonstration of a histologic improvement regardless of serological response in a randomized controlled study of any therapy for chronic hepatitis B patients. It is even more significant in that these results were obtained in a group of patients (Asian) who typically do not respond well to presently available conventional therapy (alpha interferon).



     At the American Association for the Study of Liver Disease ("AASLD") held November 7-11, 1997 in Chicago, Illinois, U.S.A., the results of a Phase III lamivudine trial involving 137 Japanese chronic hepatitis B patients were presented. Patients were randomized to receive lamivudine 100 mg daily or placebo for 16 weeks. Following the initial 16-week treatment, all patients received lamivudine 100 mg for a further 16 weeks and were then followed off treatment for an additional eight weeks. The study showed that in comparison to placebo, lamivudine reduced HBV DNA significantly. Reproliferation of HBV DNA was observed in the majority of cases after the end of treatment but its disappearance was sustained in some patients. Lamivudine also showed a significant reduction of HBe antigen in comparison to placebo. The seronegative and seroconversion rates tended to increase as the treatment period prolonged. ALT was also improved significantly by lamivudine in comparison to the placebo group. Adverse events were similar between the lamivudine group and the placebo group. Abnormal laboratory values were more prevalent in the placebo group compared to the lamivudine group.



     At the Alimentary Disease Week held December 12-17, 1997 in Hong Kong, the result of a Phase III lamivudine trial involving 429 Chinese chronic hepatitis B patients were presented. This was a randomized multicenter double-blind placebo controlled 12-week study. All patients were offered a further nine months of open label lamivudine treatment. 24-week data were presented and showed that lamivudine treatment 100 mg daily is very effective in the inhibition of HBV replication indicated by the rapid loss of serum HBV DNA and often accompanied by a decrease of serum ALT levels. Lamivudine was well tolerated and the overall incidence of adverse events was similar to placebo.


     According to results presented on April 16, 1998 at the EASL in Lisbon, Portugal, on two major clinical studies, lamivudine is consistently effective across different hepatitis B patient groups, thus a major advance over current therapy. One study showed lamivudine monotherapy to be effective in a specific group of patients with a form of the disease known as "pre-core mutant hepatitis B" which is particularly prevalent in Southern Europe, the Middle East and some Asian countries and which responds poorly to current treatment with interferon. This study, involving 124 patients with chronic pre-core mutant hepatitis B, was carried out in 17 centers in Greece, Italy, Canada, Spain and the United Kingdom. After 24 weeks of treatment, 63% of treated patients had lost detectable virus in the blood and showed ALT normalization. This compared with only 6% of patients taking placebo. After 52 weeks of treatment, 65% of treated patients had lost detectable virus in the blood using Chiron bDNA tests and showed ALT normalization. This compared with only 9% of patients taking placebo. Also lamivudine induced a 2 point reduction in Knodell necro-inflammatory score in 60% of patients and resulted in an improvement or no change in fibrosis in 98% of patients. Lamivudine was found to be safe and well tolerated; the incidence of adverse events and laboratory toxicity were similar in lamivudine-treated patients compared to placebo. A second major study compared lamivudine therapy to a standard course of interferon (Intron A) and a course of lamivudine and interferon combined. The study showed that patients treated with a once daily tablet of lamivudine for 52 weeks had a similar seroconversion rate to that achieved with injections of interferon. Patients on the combination treatment showed a slight improvement in HBeAg seroconversion rate. However, this improvement was not statistically significant. Lamivudine caused effective HBV DNA suppression during treatment but HBV DNA returned off treatment in patients who had not seroconverted. Additionally, a greater number of patients treated with lamivudine showed improvement in liver disease regardless of whether or not seroconversion occurred. Patients taking lamivudine also suffered from fewer side effects than either of the other two groups treated with interferon.


     Resistance is expected with all anti-infective therapies. Selection of genotypic mutations is a natural consequence of hepatitis B virus replication and antiviral treatment. Resistance has been thoroughly investigated in lamivudine clinical trials and in collaboration with academic experts. Resistance to lamivudine results primarily from the selection of YMDD mutations in HBV Pol gene. Data from several Phase III trials showed that the YMDD mutations occur in a minority of patients after one year of treatment (14-32% in individual studies, 23% overall average). Data have shown that most patients derive significant clinical benefit from one year or more of lamivudine therapy whether or not genotypic changes (YMDD mutations) occur. Pre-clinical and clinical data suggest that the YMDD mutant HBV does not replicate as effectively as the wild type and that the YMDD mutants may be less virulent than wild type HBV.

     Overall, studies confirm that lamivudine has an excellent safety and efficacy profile across diverse hepatitis B patient groups from Europe, Asia and North America.

     In addition to these Phase III clinical trials for the treatment of chronic hepatitis B infection, Glaxo Wellcome has initiated several Phase II clinical trials to evaluate the safety and efficacy of lamivudine in chronic hepatitis B patients who are in end-stage liver failure and are about to undergo liver transplantation or who underwent liver transplantation. The objective is to evaluate the effect of lamivudine on serologic and histological markers of HBV re-infection post-transplantation. Preliminary results of some of these Phase II clinical trials have been presented at a number of different scientific meetings and indicate that lamivudine appears to be well tolerated and may prevent re-infection following orthotopic liver transplantation.

     Among the many HBV transplant patients who were on multi-drug immunosuppressive regimens, a limited number of cases of recurrence of hepatitis B has been reported. These recurrences have occurred post-transplant after four to eleven months of therapy and are probably due to genotypic changes following treatment with lamivudine. The development of HBV mutations leading to a diminished sensitivity to lamivudine occurs at a greater rate in this patient population compared to immunocompetent patients.

     Pursuant to agreements entered into with Glaxo Wellcome, BioChem has licensed to Glaxo Wellcome the worldwide rights, with the exception of Canada, to develop, manufacture and sell lamivudine. In Canada, lamivudine would be sold by BioChem in partnership with Glaxo Wellcome.

     Glaxo Wellcome will be required to demonstrate the safety and efficacy of lamivudine through the successful completion of Phase III clinical trials in the United States prior to applying for FDA approval for treatment of chronic hepatitis B. There can be no assurance that the regulatory approval will be obtained in all countries it plans to commercialize and that, if obtained, it will be on a timely basis. Failure to obtain regulatory marketing approval on a timely basis in each country it plans to commercialize could have a material adverse effect on the Company's future business, financial condition and results of operations.



     The filing of submissions seeking marketing approval of lamivudine were first made in China by BioChem's licensee, Glaxo Wellcome, on August 25, 1997 then in other Asian countries, and in March 1998 in the European Union and Canada; to date some 30 country submissions have been made.


     PAIN CONTROL

     BioChem is currently developing a new class of analgesics for the control of acute and chronic pain. The analgesics in use today for the control of severe pain, such as morphine, an opium derivative, are widely used in spite of the development of tolerance and the undesirable side effects suffered due to their action on the central nervous system. The most serious side effects are physical dependence and respiratory depression.


     In August 1992, BioChem entered into a series of agreements with Astra AB of Sweden ("Astra") providing for the research, development and commercialization of a new class of analgesic compounds. Pursuant to these agreements, BioChem transferred and assigned its rights to the relevant proprietary technology to Astra and retained a right to re-acquire the Canadian rights in exchange for the payment of royalties to Astra. In collaboration with Astra, the Company is developing a peripherally-acting analgesic, BCH-3963, a peripheral u-agonist which binds predominantly to u-opioid receptors located outside the central nervous system. In animal models, BCH-3963 has exhibited potency similar to morphine, without the associated serious side effects. The Company believes that because this new lead compound does not appear to cross into the central nervous system, as narcotics such as morphine do, peripheral pain control can be achieved without the serious side effects associated with morphine. An Investigational New Drug application ("IND") was filed in Sweden by Astra on March 16, 1998 and was approved in April 1998. A Phase I clinical trial is starting on May 18, 1998 in Sweden by Astra. The Company believes that this compound could potentially be developed for the treatment of subacute or chronic painful conditions associated with inflammation, such as post-operative pain and pain due to cancer and arthritis.


     In collaboration with Astra, BioChem is also carrying out research to discover a second generation of peripheral u-agonists with oral bioavailability which, like BCH-3963, would act predominantly through peripheral u-opioid receptors.

     OTHER RESEARCH AND DEVELOPMENT

     BioChem also has research and development programs in the anticancer and antiviral areas.


     In the area of anticancer, a collaboration was entered into on August 1, 1997 between ImmunoGen Inc.'s subsidiary Apoptosis Technology, Inc ("ATI"), and BioChem for the discovery and development of novel anticancer therapeutics using ATI's proprietary screens based on proteins involved in apoptosis, or programmed cell death for two groups of targets, the SScl-2 family of proteins and the insuline-like growth factor receptor (IGFR-1).



     In the area of antivirals, BioChem has synthesized a number of nucleoside analogs and is exploring these compounds to identify activity against HBV and HIV. BioChem has a research program in the field of hepatitis C virus and HIV in collaboration with OSI, Inc. Four separate molecular targets have been identified for hepatitis C drug discovery. High throughput screening has been initiated and early chemical leads have begun to emerge for further evaluation. In collaboration with XTL Biopharmaceuticals Ltd., BioChem has co-developed an animal model for hepatitis C screening. In December 1997, BioChem also obtained exclusive rights to drug candidates in Scriptgen Pharmaceuticals, Inc.'s hepatitis B and dimerescent receptor research programs and made a US$20 million equity investment in Scriptgen Pharmaceuticals, Inc.



     BioChem has also entered into development and marketing agreements for Canada with Vertex Pharmaceuticals, Inc. (VX-710), Unimed Pharmaceuticals, Inc. (Nitazoxanide, DHT-gel, Testosterone gel) and Cell Therapeutics, Inc. (lisofylline and CT-2584). VX-710 is being developed to resensitize tumours to treatment with chemotherapeutic agents in patients with cancer complicated by multidrug resistance. BioChem is conducting two Phase II clinical trials in patients with soft tissue sarcoma and ovarian cancer. Lisofylline is presently being studied in Phase III trials to determine its effectiveness in reducing the incidence of serious infections and treatment-related mortality among patients receiving high-dose chemotherapy and/or radiation therapy. Nitazoxanide is being developed to treat cryptosporidiosis in HIV/AIDS patients, a potentially life-threatening parasitic infection in this patient population. On May 6, 1998, an FDA advisory panel voted that Unimed Pharmaceuticals, Inc. failed to demonstrate the efficacy of Nitazoxanide to treat diarrhea associated with crystosporidiosis in AIDS patients. This may limit the possibility of this product being approved in Canada. Dihydrotestosterone gel (DHT-gel) is in Phase I clinical trials for treatment of HIV/AIDS wasting. DHT-gel is also in Phase II/III to study its safety and efficacy for hormonal replacement in elderly hypogonadal men. The testosterone gel (T-gel) is presently in Phase III clinical trials to evaluate its safety and efficacy as hormone replacement therapy in men suffering from hypogonadism.



VACCINES



     BioChem is engaged in the research, development, production and marketing of vaccines for human use in Canada and internationally. The Company currently manufactures and markets in Canada the following vaccines: whole and split influenza virus, tuberculosis and combined diphtheria and tetanus. The Company also distributes, in Quebec, a number of vaccines produced by other companies. In 1997, the Company also started to export its split influenza vaccine to Argentina following the signing of a distribution agreement with Argent C. Comercio Internacional S.A.



     The Company has also developed an immunotherapeutic that is effective in the treatment of certain superficial bladder cancers. This BCG (Bacillus Calmette-Guerin) formulation is marketed by Faulding (Canada) Inc. under the trademark PACIS in Canada. In December 1994, the Company signed a distribution agreement for PACIS in the United States with Urocor, Inc. In May 1995, the Company also signed a distribution agreement for PACIS in Spain with Grupo Ferrer S.A. The Company filed a Product License Application ("PLA") and an Establishment License Application ("ELA") in the United States in April 1995 for PACIS. The FDA has since advised the Company on two subsequent occasions that its application was not approvable and requested additional data regarding certain aspects of manufacturing and testing of the product. The Company has provided the requested additional data to the FDA. An inspection by the FDA is scheduled for the second quarter of 1998. Notwithstanding the two non-approval letters from the FDA, the Company believes it can satisfy FDA requirements and procure approval for marketing in the United States; however, there can be no assurance that such approval will be obtained. See "Government Regulation."



     BioChem is also involved in the development of a new tissue culture-based influenza vaccine using a novel proprietary cell line and cell culture process described as a "high density microcarrier technology". BioChem believes that this manufacturing technology will allow for a more profitable production process and for better flexibility in the case of an increased demand for an influenza vaccine which would be required during a pandemic. BioChem completed in April 1997 a Phase I clinical trial of a vaccine produced with the new cell culture process and containing two influenza virus strains (B/Harbin and A/Texas). The results of this first clinical trial conducted in Canada, showed that the safety and immunogenicity of the new vaccine was equal to that found with the conventional egg-derived vaccine. BioChem began a phase II/III clinical trial program in Canada in November 1997. This Phase II/III program includes three trials involving 1,000 patients. The objectives of these trials are to compare the immunogenicity and safety of the new vaccine with the Company's commercially available classical influenza vaccine in three different patient populations: healthy adults, adults 65 years of age or older, and children three to 12 years of age. The Company expects to have a final report around the middle of 1998.



     On May 12, 1997, Vaccines concluded a strategic agreement with BioVector Therapeutics S.A. ("BioVector") aimed at developing novel human vaccines for nasal administration by combining BioChem's expertise in vaccines with BioVector's innovative supra molecular biovector technology in development. On April 28, 1998, the Company announced the beginning of a Phase I clinical testing on an influenza vaccine designed for nasal administration. The randomized double-blind controlled Phase I study is being conducted in Canada in 60 healthy adult subjects and has the objectives to assess the safety of the vaccine and to evaluate local and systemic immune response (immunogenicity) to the vaccine.

     Through a research collaboration with the Vaccine Research Unit of the Laval University Hospital Research Center, the Company is also involved in research and development of new recombinant protein-based bacterial vaccines. Specific proteins have been identified as immunogens for their potential use for development in bacterial vaccines. This program will be pursued by CliniChem Development Inc. under agreements with BioChem.

     The Company recently completed a new vaccine production center in Ste-Foy in the Quebec City area. This new $35 million center has an overall area of approximately 118,000 square feet and houses new R&D, production, quality-control laboratories and warehousing as well as administrative offices. Commercial vaccine production in Ste-Foy is scheduled to start in the first half of 1998.


     On April 23, 1998, BioChem acquired the 25% equity interest in Vaccines held by SOFINOV Societe financiere d'innovation inc.



DIAGNOSTICS


     The Company's international diagnostics operation is engaged in the development, manufacturing and marketing of diagnostic systems and products. In June 1994, the Company acquired 100% of the shares of Ares Diagnostics (Holdings) B.V. and its subsidiaries, comprising the diagnostics business unit of Ares-Serono Group of Switzerland, for a total purchase price of $84.7 million.

     The Company develops, manufactures and markets reagents and instrument systems primarily for the immunology, endocrinology and hematology segments of the diagnostic market. Its manufacturing facilities are located in the United States, Italy, the United Kingdom and Canada. The Company has direct marketing operations in the United States, Germany, Italy, France, Argentina, Japan, Singapore and Canada, and also sells its products through a complementary worldwide distributor network.

     The Company's diagnostics operations had sales of $114.5 million for the year ended December 31, 1997. The Company's major markets include the United States, Italy, Germany and France. The Company's major product lines include the LABOTECH instruments and corresponding assays, the SR1 analyzer and assays, hematology analyzers and reagents and Radioimmunoassay ("RIA") products.

     LABOTECH: The LABOTECH instrument is an open system which automates the processing of diagnostic test kits in the microtiter plates ("MTP") format. LABOTECH is marketed through original equipment manufacturers, BioChem's direct sales force and distributors. The Company supports its LABOTECH analyzer with a complete line of diagnostic kits that include BioChem peptide-based kits, hormones and other MTP detection kits.

     PERSONAL LAB: Personal Lab, an automated smaller version of Labotech, was introduced at the end of 1996. This new system works with all existing diagnostic kits already developed for Labotech but is designed for users with smaller numbers of specimens.

     INFECTIOUS DISEASE KITS: In addition to its existing testing kits for pathogenic agents present in blood, such as HIV-I/II, the hepatitis C virus as well as human t lymphocyte virus-I/II (HTLV-I/II), the Company is now offering a new array of diagnostic kits including tests for toxoplasma, rubella, cytomegalovirus, herpes and tuberculosis and a complete range of diagnostic testing kits for hepatitis B.

     HORMONE KITS: The Company has developed and is producing and marketing MTP tests for the measurement of steroid hormone levels important in monitoring ovulation and pregnancy, and in the diagnosis of a number of metabolic disorders involving the malfunction of the endocrine system.

     ALLERTECH: The ALLERTECH instrument is a fully-automated, walk-away, enzyme-linked immunoassay ("ELISA") MTP analyzer dedicated to allergy testing commercialized by the Company with a broad range of allergen assays.

     SRI: The SRI analyzer is a fully-automated enzyme immunoassay system with a differentiating menu which meets the specific needs of reproductive endocrinologists, fertility specialists, in vitro fertilization centers and OB/GYN group practices. The SRI offers reproductive endocrinology assays routinely performed in infertility diagnostic procedures, assays for evaluating thyroid function, tumor marker testing assays, as well as other assays.

     Series 9100+ HEMATOLOGY ANALYZERS: The Company manufactures and markets the Series 9100+ Hematology Analyzers that are modular in concept. These automated analyzers offer a wide range of diagnostic capabilities ranging from complete blood count analysis to full blood cell morphology and are for physician office laboratories and medium volume hospital laboratories.


     SPIRIT: At the end of 1997 the Company new hematology analyzer, Spirit, was introduced to the market. Spirit, a compact, full-featured automated system targeted toward low to medium volume hospital laboratories, rounds out the Company's existing product line. Because Spirit offers a number of features within one unit, it is cost effective for users, and provides significant flexibility.


     RIA PRODUCTS: The Company manufactures and markets over 50 different RIA test kits for fertility/infertility, pregnancy, growth and metabolism and tumor markers testing. In addition, the Company offers a full line of thyroid assays, including specialty tests such as kits for thyroid auto-antibodies.


INVESTMENTS


     NAVA

     As of December 31, 1997, BioChem held approximately 35% of the outstanding common shares and 50% of the outstanding convertible preferred shares of North American Vaccine, Inc. ("NAVA"), a publicly traded biotechnology company listed on the American Stock Exchange. The Company shares control of NAVA pursuant to the terms of a shareholders' agreement. NAVA is engaged in the research, development and production of vaccines for the prevention of infectious diseases in children and adults.

     GENECHEM

     In March 1997, BioChem agreed to make an investment of $30 million in GeneChem Technologies Venture Fund L.P., a venture capital fund sponsored by the Company's newly created subsidiary, GeneChem Financial Corporation. This $100 million fund invests in academic projects and early-stage private or public companies in the area of genomics and related technologies for human application. The Company's partners in this fund are a select group of financial investors.


SIGNIFICANT AGREEMENTS


     The Company develops products both independently and in collaboration with established pharmaceutical companies or other suitable partners. Collaborative partners may provide financial resources, research and development and manufacturing capabilities, and sales and marketing infrastructure, to aid in the commercialization of the Company's potential products. Presented below is a brief description of BioChem's most significant collaborative agreements.

     GLAXO WELLCOME


     By an agreement dated January 31, 1990 and amended as of November 15, 1995, the Company licensed to Glaxo Wellcome, the worldwide rights, with the exception of Canada, to develop, manufacture and sell the nucleoside analogs 3TC and lamivudine (3TC and lamivudine referred to herein as the "3TC Products"). A partnership exists between Glaxo Wellcome's Canadian subsidiary, Glaxo Wellcome Inc., and the Company to supply, market and sell the 3TC Products in Canada. Glaxo Wellcome has agreed to manufacture all of the 3TC Products required to be supplied in Canada by the partnership.



     In consideration for the grant of such rights, Glaxo Wellcome agreed to undertake and fund the development of the 3TC Products and to pay the Company a royalty on sales of the 3TC Products. In addition, it was agreed that milestone payments would be made to the Company in installments as Glaxo Wellcome progressed in the development and approval process. The amount of any patent prosecution costs and 50% of milestone payments are deductible from any royalties payable to the Company by Glaxo Wellcome. The milestone payments and its related deductions from royalties have been completed. The amount of certain contractual costs and certain litigation costs may be deducted from royalties payable to the Company by Glaxo Wellcome. If Glaxo Wellcome terminates the license agreements upon certain events of default by the Company, Glaxo Wellcome will retain a non-exclusive, paid-up license from the Company to make, have made, use and sell the 3TC Products worldwide.

     ASTRA


     On August 31, 1992, Astra AB of Sweden ("Astra") and the Company entered into a series of agreements for an initial period of three years (the "Astra Agreements") providing for the research development and commercialization of a new class of analgesic compounds for the control of pain. Pursuant to the Astra Agreements, BioChem transferred and assigned its rights to the relevant proprietary technology to Astra and retained a right to re-acquire the Canadian rights in exchange for the payment of royalties to Astra. In addition, a collaborative research agreement and a supply agreement provide for Astra and the Company to jointly research the field of opioid peptides. Astra will retain commercial rights worldwide except for Canada. In consideration for the grant of such rights to Astra, Astra made an upfront payment, agreed to fund research and development, to make milestone payments to BioChem and to pay BioChem a royalty on future product sales. Astra may, in its sole discretion, terminate the Astra Agreements. If Astra terminates the Astra Agreements, BioChem will have a two-year option to reacquire the relevant intellectual property rights in exchange for reimbursing funding to date.


     As of January 1, 1996, the Company and Astra have agreed to continue the research program for a further period of three years. The extended research program will be directed to the discovery of orally-absorbed, peripherally-acting pain control agents.

     OSI

     In May 1996, BioChem and OSI, Inc. ("OSI") entered into a five-year joint collaborative research, development and commercialization agreement for novel antiviral drugs for the treatments of hepatitis C and HIV. Under the terms of the agreement, BioChem and OSI have committed, each at its own costs, a team of research scientists to discover novel compounds. In addition, BioChem and OSI will share equally the development costs for the candidate drugs arising from the research program. BioChem and OSI will share equally in the commercialization rights of the resulting drugs. In February 1997, this agreement was expanded to include additional viral targets utilizing OSI's platform of drug discovery technologies.

     BIOVECTOR


     On May 12, 1997, BioChem concluded a strategic agreement with Biovector Therapeutics S.A. ("Biovector"), a privately owned French company specializing in drug and vaccine delivery technologies. The objective of this alliance is to develop novel human vaccines for nasal administration using Biovector's innovative supra molecular biovector technology in development. For the right to use Biovector's vaccine delivery technology and rights to commercialize the vaccines incorporating this technology, BioChem has taken a minority equity interest in Biovector and is assuming product development and registration costs for the vaccines involved, and will pay a royalty on sales.


     ATI

     A collaboration was announced on August 1, 1997 between the Company and ImmunoGen Inc.'s subsidiary, Apoptosis Technology, Inc. ("ATI") for the discovery and development of novel anticancer therapeutics. BioChem was granted an exclusive, worldwide licence to ATI's proprietary screens based on two families of proteins involved in apoptosis, for use in identifying leads for anticancer drug development. Identification of novel targets and development of new screens in the same two areas are also covered by this agreement. BioChem is responsible for the development of all products arising from the collaboration, is investing in ATI's equity in order to finance ATI's research activities over a minimum three-year period, and is making milestone payments for each product over the course of development. ATI will receive royalties on the worldwide sales of products resulting from the collaboration.

     SCRIPTGEN

     On December 19, 1997, BioChem concluded a license agreement and an equity investment of US$20 million in Scriptgen Pharmaceuticals, Inc. ("Scriptgen"). Pursuant to the license agreement, BioChem has exclusive rights to drug candidates in Scriptgen's hepatitis B and dimerescent receptor research programs. Scriptgen is responsible for all aspects of drug discovery and has to provide BioChem with small molecule drug candidates for novel molecular targets in the hepatitis B research program. BioChem is responsible for conducting preclinical and clinical development and seeking regulatory approvals and will retain worldwide commercialization rights, although profits from any commercialized products will be equally shared. BioChem also obtained options to acquire Scriptgen's dimerescent receptor program directed to the discovery of novel small molecule drugs which act as mimics of therapeutic proteins by activating dimerization of certain receptors such as the erythropoietin receptor. Milestone payments to Scriptgen are attached to the exercise of the options. In consideration for its US$20 million equity investment in Scriptgen, BioChem obtained 20% of Scriptgen's equity and five-year warrants exercisable for an additional 5% of Scriptgen's equity.


     CLINICHEM

     On February 9, 1998, the Company announced that it has filed a registration statement with the United States Securities and Exchange Commission, and a corresponding prospectus with Canadian Securities Administrators on behalf of newly-formed CliniChem Development Inc. ("CliniChem") relating to the distribution, by way of dividend, of Class A Common Shares of CliniChem to the Company's shareholders.

     BioChem will contribute $150 million to CliniChem as a capital contribution. CliniChem was formed by the Company for the purpose of conducting the clinical development of certain of its therapeutic and vaccine products with a goal of commercializing such products. After the distribution is made, CliniChem will continue the development of a number of therapeutic and vaccine candidates initially discovered and, as the case may be, developed by BioChem. Such activities will be contracted by CliniChem to BioChem.


     At the time of the capital contribution, BioChem will record an investment in CliniChem of $150 million. Under Canadian generally accepted accounting principles ("GAAP"), BioChem will charge the carrying value of the distribution to retained earnings on the date of the declaration of the distribution. Under U.S. GAAP, BioChem will charge the fair market value of the distribution to retained earnings and will expense the excess of the carrying value of its investment in CliniChem Class A Common Shares over the fair market value of these shares. The fair market value of the CliniChem Class A Common Shares will be determined by BioChem based on their closing price on relevant stock exchanges on the distribution date. This difference between the Canadian and U.S. GAAP treatment of the distribution will be disclosed in a reconciling note to BioChem's financial statements. BioChem will recognize as revenue the payments from CliniChem under a Research and Development Agreement between the parties and the research and development costs incurred by BioChem to perform its obligations under the Research and Development Agreement will be expensed as research and development expenses under Canadian and U.S. GAAP.



     If BioChem exercises the purchase option of all the outstanding CliniChem Class A Common Shares, the purchase option exercise price will be allocated between capitalized intangibles (for the value of completed CliniChem products) and in-process research and development (for the value of research and development on-going under the CliniChem research and development programs). Under U.S. GAAP, the value attributed to in-process research and development will be immediately written off as an expense, while under the Canadian GAAP it will be amortized over the period benefited.


     The therapeutic and vaccine development programs to be conducted by CliniChem under agreements with BioChem are discussed in the following section "The CliniChem Programs".


     BioChem will hold an option to acquire commercialization rights with respect to individual products developed by CliniChem on a country-by-country basis. BioChem will also hold an option to purchase all of the outstanding CliniChem Class A Common Shares at a price to be set according to a predetermined formula. Under the terms of such option, BioChem may elect to issue its common shares in satisfaction of the purchase price.


     THE CLINICHEM PROGRAMS

     BCH-4556

     BCH-4556 is a nucleoside analog being developed to treat various forms of cancer. Nucleoside analogs, such as gemcitabine and Ara-C, are used in the treatment of cancer. Nucleoside analogs inhibit tumor growth by preventing cell replication. Currently marketed nucleoside analogs have two major disadvantages that impair their anti-cancer activity and have limited their use to date. First, they are rapidly deaminated, which leads to a loss of efficacy and to the resistance of the cancer to treatment. Second, existing nucleoside analogs are typically unable to completely stop cell division and therefore do not optimally treat cancer. BCH-4556 is a nucleoside analog which the Company and CliniChem believe will provide significant benefits in treating various forms of cancer due to its novel structure. Discovered and synthesized by BioChem scientists, BCH-4556 is structurally different from currently marketed nucleoside analogs. BCH-4556 is not vulnerable to deamination and may be able to completely stop cell division. The Company and CliniChem believe that both of these characteristics could lead to improved efficacy compared to other currently marketed nucleoside analogs. BCH-4556 is planned to be administered initially by intravenous injections, but oral formulation is also examined.



     BCH-4556 was selected for clinical development based on the activity it demonstrated against a variety of human tumors grown in immunocompromised mice and against human tumor cells taken directly from patients. Phase I safety and pharmacokinetic studies are currently in progress in advanced stage cancer patients with solid cancer tumors. A single dose regimen is being evaluated in collaboration with the National Cancer Institute of Canada. Two additional multiple dose regimens are being conducted in the United States. CliniChem plans to conduct Phase II clinical trials with BCH-4556 in 1998 targeting various types of cancer (e.g. renal, prostate, breast, ovarian, colorectal, non-small cell lung, pancreatic, head and neck, leukemia and melanoma). CliniChem hopes the initial pilot Phase II studies to demonstrate the types of cancer in which BCH-4556 shows activity. If it obtains positive results, CliniChem will then focus on certain types of cancer in the Phase II/III trials.


     According to DataMonitor Healthcare Reports, 1997; Cancer to 2005, approximately 8 million people worldwide are diagnosed each year with cancer. The worldwide market for anti-cancer treatments in 1996 was approximately US$10.2 billion, or 4.3% of the global pharmaceutical market. In 1996, the anti-cancer market grew by approximately 12% over the previous year. Factors influencing the strong growth in the cancer market include: (a) increased incidence of cancer; (b) improved diagnosis; and (c) development of effective adjunct therapies which enable more intense, more effective and more widespread use of chemotherapy. The increased incidence of cancer is due to many factors, including: (a) worldwide population growth; (b) longer life expectancies; and
(c) increased exposure to carcinogenic environmental or dietary factors.

     BCH-10652


     BCH-10652 is a compound being developed for the treatment of HIV infection and AIDS which has been shown to stop the replication of the HIV virus in vitro. BCH-10652 is a nucleoside analog with a novel structure which targets the HIV reverse transcriptase enzyme. By targeting the reverse transcriptase enzyme, BCH-10652 appears to interfere with the transcription of viral RNA to viral DNA, a process necessary for HIV replication. Other nucleoside analogs, such as AZT and 3TC, also inhibit the reverse transcriptase enzyme. However, BCH-10652 appears to be capable of inhibiting the replication of HIV viruses that have become resistant to 3TC and AZT and to some protease inhibitors. In addition, based on in vitro studies, resistance to BCH-10652 appears slow to develop. CliniChem believes these properties may give BCH-10652 a role in the treatment of both HIV-infected patients in whom standard triple combination regimens are no longer effective and patients who have never received anti-HIV therapy (first-line therapy). The current approach to HIV treatment usually relies on triple combination therapy, typically two nucleoside analogs and a protease inhibitor.



     Various pre-clinical tests performed to assess the safety of BCH-10652 have indicated a good safety profile for this compound. Because of the long-term use of HIV infection treatments, a safe compound has a significant competitive advantage. A Phase I clinical trial in healthy volunteers has been initiated in the U.S. on May 6, 1998. This study is to assess the safety and pharmacokinetics of BCH-10652. The results of this trial should enable CliniChem to select two or three doses for the subsequent Phase II trials, which will be designed to assess the safety and efficacy of BCH-10652 in HIV-infected individuals.



     According to Worldwide Antiretroviral Sales, IMS Report, for 1997, the antiretroviral (anti-HIV) market was approximately US$2 billion in sales, divided between reverse transcriptase inhibitors (US$1.2 billion) and protease inhibitors (US$800 million). The vast majority of the sales were generated in North America, Western Europe and Japan. The WHO estimates that, as of the end of 1997, over 30 million people worldwide had been infected with HIV, the virus that causes AIDS. It is generally believed that the vast majority of individuals infected with HIV will ultimately develop AIDS, which currently has a very high fatality rate. Assuming that trends in many parts of the world will continue, the WHO estimates that, by the year 2000, more than 40 million people worldwide will have been infected with HIV.

     ANGIOGENESIS INHIBITORS

     Angiogenesis is the process whereby new blood vessels are formed. Over the last few years, it has been recognized that tumor growth is dependent upon the formation of new blood vessels to supply the cancer mass with oxygen and nutrients and to remove carbon dioxide and other metabolic products. Consequently, angiogenesis is required for the growth and proliferation of cancer tumors. The inhibition of angiogenesis, therefore, may prevent tumor growth.

     One of the required elements of the angiogenic process is the activation of the a(v)b(3) receptor. BioChem is pursuing the discovery and development of small molecules that block the receptor and thus should inhibit solid cancer tumor growth and progression. Such molecules are expected to be utilized in combination with standard chemotherapeutic agents to treat a wide variety of solid cancer tumors. BioChem scientists are currently collaborating with Beth Israel Deaconess Hospital in Boston, Massachusetts to develop assays and with Amrad Natural Products Pty Ltd ("ANP") in Melbourne, Australia to identify and characterize novel, small molecules that inhibit tumor-associated angiogenesis. To date, BioChem has identified two classes of small molecules that have demonstrated activity in in vitro angiogenesis models through a(v)b(3) antagonism. CliniChem will continue to pursue the angiogenesis inhibitor program with the objective of identifying drug candidates suitable for clinical development.


     There is no product currently marketed which has been approved for the treatment of cancer by inhibiting angiogenesis. However, there are a number of agents in pre-clinical and clinical development which are being studied alone or in conjunction with chemotherapeutic agents. Due to the nature of the angiogenic process, these agents are likely to be administered over a long period of time to prevent angiogenesis. If effective in preventing the recurrence of cancer tumors, BioChem and CliniChem believe that the market for these angiogenesis inhibitors may be substantial. BioChem and CliniChem also believe that such products, if successfully developed, could be used as: (a) an adjunct to chemotherapy or radiotherapy; (b) a follow-up to chemotherapy to prevent recurrence of the tumors and metastases; (c) therapy for large, slow-growing tumors that are less responsive to cytotoxic chemotherapy; and (d) first-line therapy to bypass drug resistance.


     VACCINES


     Vaccines are antigens, frequently formulated with an adjuvant (an agent added to antigens to enhance their immunogenicity), that stimulate the immune system to induce protective immunity. CliniChem intends to develop recombinant protein vaccines against numerous bacterial infections for which there are no vaccines currently available or for which existing vaccines have low efficacy. CliniChem will initially focus its efforts on the development of candidate vaccines against bacterial diseases related to infections of Neisseria menin-gitidis (bacterial meningitis) and Streptococcus pneumoniae (pneumonia, meningitis, otitis media (acute middle ear infections)) and will also be developing vaccines against infections of Neisseria gonorrhoeae (gonorrhea), Haemophilus influenzae non typeable (otitis media), Streptococcus Group B and Chlamydia pneumoniae.



     Most bacterial vaccines available today are polysaccharide vaccines or conjugate polysaccharide vaccines. Polysaccharide vaccines suffer from a number of disadvantages. First, polysaccharide vaccines are T-cell independent antigens, which give rise to no immune memory effect. They therefore only produce short-term immunity. Second, the existing polysaccharide vaccines generally are poorly immunogenic in children. Therefore, they do not produce strong or long lasting immunity in young children, and are non-immunogenic in children under two years of age. Third, they do not elicit good secondary responses and, therefore, they cannot be used to produce a booster effect. Furthermore, there is a strong antigenic variation between the polysaccharides of different bacterial strains of the same bacteria which necessitates the combination of multiple antigens to ensure a broader immunity. In other words, different bacterial strains have unique polysaccharides, making it difficult for a single polysaccharide vaccine to provide global protection against a broad range of strains of bacterium. Consequently, numerous polysaccharide antigens must be administered to protect against multiple strains of a bacterium. The production of such multi-valent vaccines is time consuming and expensive. Finally, there are certain infections for which no polysaccharide vaccines currently exist.

     In part to overcome certain limitations of polysaccharide-based vaccines, conjugate polysaccharide vaccines have been and are currently being developed. One such vaccine to protect against Haemophilus influenzae type B is currently marketed. These conjugate polysaccharide vaccines couple a polysaccharide-based vaccine with a protein carrier. Because of the protein carrier, conjugate polysaccharide vaccines induce a T-cell dependent response, which induces a memory effect and can be used to produce a booster effect. These conjugate polysaccharide vaccines, however, have their own limitations. Because of the limited number of conjugate polysaccharide vaccines that can be combined in a single dose, current conjugate polysaccharide vaccines provide protection against only a limited number of strains of a bacterium. In addition, because of the conjugation process, conjugate polysaccharide vaccines are expensive, time consuming and difficult to manufacture.


     BioChem is currently developing recombinant protein vaccines that attempt to overcome the problems and limitations of both polysaccharide vaccines and conjugate polysaccharide vaccines. BioChem's recombinant protein vaccines are T-cell dependent. BioChem and CliniChem hope these vaccines will produce (a) immunogenicity in children under the age of two and (b) a better and long-lasting immunity in people of all ages. In addition, BioChem and CliniChem believe that the development of a vaccine based on a common and conserved antigen in all the strains of a given bacteria should allow the design of a single protein vaccine that could provide global protection against multiple strains of a bacterium. Furthermore, such vaccines should be easier to manufacture and could be more easily combined with other existing or developed vaccines for other diseases.



     BioChem under agreements with CliniChem is working on the development of recombinant protein vaccines against the following bacterial infections:


     NEISSERIA MENINGITIDIS


     Neisseria meningitidis ("N. meningitidis") causes both endemic and epidemic disease, principally meningitis and meningococcal septicemia. The current polysaccharide vaccine has antigens associated with only four (A, C, W135 and Y) of the twelve serogroups (groups of bacterial strains that share a common capsular polysaccharide antigen) of N. meningitidis. BioChem has discovered a protein that appears to hold potential for the development of a new human vaccine against all strains of N. meningitidis, including serogroup B strains, which are prevalent and for which no vaccine currently exists. BioChem and CliniChem believe that this protein is present in all meningococcal isolates and that it is exposed at the surface of intact meningococcal cells, where it is accessible to antibodies. BioChem and CliniChem believe that this vaccine will have all the benefits of recombinant protein vaccines described above.



     In research experiments, BioChem used its candidate vaccine to immunize mice in order to evaluate the vaccine's ability to confer protection against an infection by injection of a lethal dose of N. meningitidis strain of serogroup
B. This pre-clinical work showed that the purified protein was immunogenic and protective when administered with an adjuvant. The antibodies present in the serum fraction of the blood obtained from the immunized mice recognized BioChem's recombinant protein as well as the native N. meningitidis protein. Work done in research laboratories showed that the antibodies killed N. meningitidis bacteria. This type of bactericidal activity is commonly recognized as being indicative of protection. The recombinant vaccine was also injected into monkeys. The monkeys, like the mice, developed antibodies that were shown to kill N. meningitidis bacteria. BioChem has developed a manufacturing process in anticipation of clinical trials which CliniChem expects to begin toward the end of 1998 should the ongoing pre-clinical development program confirm the safety and efficacy of the vaccine.


     Acute meningitis and meningococcal septicemia have a high rate of mortality. The latest outbreak in Sub-Saharan Africa, in 1996, affected over 100,000 people and claimed at least 10,000 lives. The WHO estimates that approximately 35,000 of the 310,000 cases reported worldwide each year are fatal. The development of a highly effective vaccine against meningococcal infection is a research priority identified by the WHO and by the Committee of the Children's Vaccine Initiative of the United States.

     In the United States, infection by N. meningitidis is the second most common cause of bacterial meningitis (approximately 20% of all cases), affecting approximately 4,000 people each year. The fatality rate is approximately 10% for meningococcal meningitis and 20% for meningococcal septicemia, despite therapy with antimicrobial agents such as penicillin. The incidence of endemic meningococcal meningitis is highest among children aged 6-12 months and then steadily declines with age. By 5 years of age, the incidence approximates that for adults. Serogroup B, for which no vaccine exists, accounts for about 50%-55% of all cases of infection by N. meningitidis. While serogroup A causes only a small portion of endemic disease in the United States, it is the most common cause of epidemics in developing countries.


     NEISSERIA GONORRHOEAE



     Infections due to Neisseria gonorrhoeae ("N. gonorrhoeae") are a major cause of pelvic inflammatory disease, tubal infertility, ectopic pregnancy and chronic pelvic pain in the United States. Based upon evaluations made by Centers for Disease Control ("CDC"), approximately 326,000 cases of gonorrhea were reported in the United States in 1996, a rate of 124 cases per 100,000 persons. Because 29% of the N. gonorrhoeae isolates collected in 1996 were resistant to penicillin, tetracycline or both, antimicrobial resistance remains an important consideration in the treatment of gonorrhea.


     BioChem believes it has discovered a conserved surface protein that is a candidate for a recombinant vaccine against infection by N. gonorrhoeae. This protein is present at the surface of all gonococcal strains evaluated by BioChem to date. BioChem scientists have sequenced the gene coding for this conserved protein and have injected animals with the recombinant protein.

     In pre-clinical work, BioChem used its candidate recombinant vaccine to immunize mice in order to evaluate the protein's ability to confer protection against bacterial infection of N. gonorrhoeae in an animal model. This pre-clinical work showed that the recombinant gonococcal protein was immunogenic in mice. BioChem is evaluating this recombinant gonococcal protein in further experimental animal models of injection.

     HAEMOPHILUS INFLUENZAE

     Haemophilus influenzae ("H. influenzae") is a bacterium that is considered a major human pathogen. There are two types of H. influenzae: the encapsulated form that has six antigenetically distinct capsular types (types a to f) and the unencapsulated form (non typeable) that may cause diseases of less virulence than the encapsulated form. The unencapsulated form is recognized as responsible for acute respiratory infections, chronic bronchitis, otitis media (40% of all cases), bacteremia and meningitis (5% of all cases). H. influenzae non typeable is among the five most common causes of community-acquired pneumonia (between 5% to 15% of the 500,000 hospital admissions annually in the United States). Annually, there are typically approximately 4,000 cases of invasive disease in adults including bacteremic pneumonia (70%), obstetric infections, epiglottis, meningitis and tracheobronchitis listed to H. influenzae non-typeable. A conjugate polysaccharide vaccine effective against H. influenzae type B exists but there is no vaccine currently available against H. influenzae non typeable.

     BioChem has identified a membrane surface exposed protein of H. influenzae that is highly conserved at the surface of various H. influenzae strains. CliniChem believes that this protein is common and conserved in all the strains of H. influenzae.

     In pre-clinical work, BioChem used its candidate recombinant vaccine to immunize mice in order to evaluate the protein's ability to confer protection against H. influenzae bacteria. This pre-clinical work showed that the HI-15 protein used with QuilA as an adjuvant is immunogenic in mice. Vaccination of mice with the HI-15 recombinant protein enhanced respiratory clearance in an experimental animal model of pulmonary infection. In a similar experimental model, intravenous administration of specific antibodies to the HI-15 protein was also shown to increase respiratory clearance. In a systemic model of infection, vaccination with the recombinant HI-15 protein conferred protection against injection of a lethal dose of H. influenzae.

     STREPTOCOCCUS GROUP B

     Streptococcus Group B ("Strep B") is classified under seven serotypes based on their capsular polysaccharide antigenicity and two subtypes based on the antigenic characteristics of their surface proteins. Strep B causes invasive disease and is the most common cause of sepsis and meningitis in newborns in the United States. Two of every 1,000 infants in the United States develop Strep B infection within the first three months of life. Case fatality rates are estimated to be between 5% and 20% for newborns and between 15% and 32% for adults.

     In pre-clinical work, BioChem used its candidate recombinant vaccine to immunize mice in order to evaluate the protein's ability to confer protection against Strep B bacteria. This pre-clinical work showed that the recombinant GBS-1 protein is immunogenic and protective in mice. The protein has been sequenced by BioChem scientists. The presence of the protein has been observed so far in all serotypes evaluated.


     STREPTOCOCCUS PNEUMONIAE



     Streptococcus pneumoniae ("S. pneumoniae") infections are among the leading causes worldwide of illness and death in young children, persons with underlying debilitating medical conditions, and the elderly. S. pneumoniae infection is a cause of meningitis, pneumonia and otitis media. S. pneumoniae has 90 different serotypes. A polysaccharide vaccine against the 23 most common serotypes has been available since the early 1980s. It is only 60% effective in preventing S. pneumoniae-caused meningitis and pneumonia and is not currently used to prevent otitis media. BioChem has discovered two promissing candidate proteins vaccines. Further work to confirm the protection potential of these proteins is ongoing. This project is at an early stage.



     Each year, S. pneumoniae accounts for three to six thousand cases of meningitis, 500,000 cases of pneumonia and seven to ten million cases of otitis media in the United States alone. Case fatality rates vary by age and the underlying illness of the patient. According to the CDC, the case fatality rates for some immunocompromised and other high-risk patients have been reported to be higher than 55% for meningitis and 40% for pneumonia, despite appropriate antibiotic therapy. In children, S. pneumoniae causes approximately 30% of otitis media.



     CliniChem believes that S. pneumoniae-caused diseases will become more difficult to effectively manage as strains resistant to antibiotic therapies become more prevalent. In the past, S. pneumoniae was almost uniformly susceptible to penicillin, allowing most physicians to treat persons with severe infections with penicillin alone without testing for antibiotic resistance. However, since the late 1980s, resistance to penicillin and other antibiotic agents has spread rapidly. Investigations by CDC of S. pneumoniae-caused diseases have revealed that, in some areas of the United States, as many as 30% of disease causing S. pneumoniae strains are not susceptible to penicillin. A smaller percentage of disease causing S. pneumoniae strains are also resistant to multiple antibiotic therapies.


     CHLAMYDIA PNEUMONIAE

     According to 1994 estimates of the American Heart Association, approximately 57.5 million Americans have one or more forms of cardiovascular disease, among whom approximately 13.7 million have coronary heart disease and approximately 3.9 million have strokes. Cardiovascular diseases claimed approximately 955,000 lives in 1994. Coronary heart disease is most commonly caused by atherosclerotic narrowing of the coronary arteries. It is likely to produce angina pectoris, heart attack or both.

     Chlamydia pneumoniae ("C. pneumoniae") infections may play a role in atherosclerosis in heart diseases. The organism is often presented in upper and lower respiratory tract infections and has been thought recently to contribute to the process of atherosclerosis. However, substantially more research will be needed in order to confirm this hypothesis. A vaccine against C. pneumoniae would offer a viable alternative or supplement to current management of heart diseases.

     BioChem's research program on Chlamydia pneumoniae is at an early stage.


RELIANCE ON COLLABORATIVE RELATIONSHIPS


     The Company can make no assurances regarding the future results or performance of its existing or future agreements and collaborations. Additionally, there can be no assurance that the Company will be able to negotiate other acceptable arrangements in the future or that any existing or future collaborations will be successful.

     There can be no assurance that the collaborators' interests are or will remain consistent with those of the Company or that they will succeed in developing any new marketable products or obtaining requisite government approvals. Should BioChem and its collaborators fail to develop any new marketable products, obtain the requisite regulatory approvals or market any of such products successfully, the Company's business, financial condition and results of operations may be materially and adversely affected. In addition, the Company cannot control the amount and timing of resources which its collaborators devote to the Company's programs. Certain of these agreements do not prevent the collaborators from pursuing alternative technologies that could result in their developing products competitive with those products developed under the Company's collaborative agreements. The agreements may be terminated by the collaborators in certain circumstances with limited notice, and the collaborators may thereupon acquire certain rights to the products under development.


MARKETING


     Glaxo Wellcome is responsible for all commercial activities for 3TC and will be responsible for all commercial activities for lamivudine worldwide except for Canada where 3TC is sold and lamivudine will be sold (if and when it is approved) by BioChem in partnership with Glaxo Wellcome. The partnership is responsible for Canadian sales and marketing, with both BioChem and Glaxo Wellcome allocating sales and marketing personnel to act on behalf of the partnership. Glaxo Wellcome is responsible for the other activities, such as distribution and manufacturing, on behalf of the partnership. A similar arrangement will be made for lamivudine if and when it is approved in Canada.

     The Company achieved profitability in 1996 due in large part to Glaxo Wellcome's successful commercialization of 3TC. The profit growth of the Company is dependent upon growth in 3TC sales and successful registration and launch of lamivudine. 3TC has become the cornerstone of combination therapy for the treatment of HIV/AIDS around the world. The further growth for this product is dependent in large part on initiating new patients on the therapy, the competitive situation and the ability of patients and third party payers to pay for the therapy.

     BioChem plans to market and sell certain of its therapeutic products, if successfully developed and approved, directly in North America and elsewhere through co-promotion arrangements or other licensing arrangements with third parties. In North America, in cases where BioChem has sole or shared marketing rights, it plans to build a small, focused sales force if and when such products approach marketing approval. Implementation of this strategy will depend on many factors, including the market potential of any products the Company develops as well as on the Company's financial resources. To the extent the Company has entered or will enter into co-promotion or other licensing arrangements, revenues received by the Company will be dependent on the efforts of third parties.

     The Company markets its diagnostic products through direct marketing operations in the United States, Germany, Italy, France, Japan, Singapore, Argentina, the United Kingdom and Canada. The Company also markets its diagnostic products through a worldwide network of distributors. The Company currently markets its vaccines only in Canada, Argentina and Spain, primarily through a direct marketing operation.


MANUFACTURING


     Except for the PACIS (BCG therapeutic) product, the Company currently has no manufacturing facilities for commercial production of any of its therapeutic products approved or under development. The Company is relying on Glaxo Wellcome's manufacturing capabilities and resources for the manufacture of 3TC and lamivudine pursuant to the terms of the agreements entered into with Glaxo Wellcome. The Company believes that Glaxo Wellcome presently has the facilities available to manufacture an amount of 3TC and lamivudine to supply sufficient commercial quantities of the compound.


     For the BCH-4556 and BCH-10652 products, the Company is working with contract manufacturers to supply quantities sufficient to conduct its clinical trials. The Company also intends to rely on third parties for the commercial production of these products, if and when approved. For its potential therapeutic products, the

Company is looking at reducing the production costs and at improving the synthetic and purification yields for use on a larger scale in order to conduct human clinical trials and produce such products for commercial sale at an acceptable cost. For the BCH-3963, the Company is relying on Astra's manufacturing capabilities.

     The Company currently manufactures its diagnostic products in several facilities located in Europe and North America. Hematology instruments and reagents as well as SRI analyzers are manufactured in Allentown, Pennsylvania, United States in leased facilities. EIA and ELISA kits are manufactured both in Montreal, Canada as well as in Rome, Italy in owned facilities. LABOTECH, Personal Lab and ALLERTECH analyzers are manufactured also in Rome, Italy in a leased facility. SRI reagents and RIA products are manufactured in Rome in an owned facility.

     The Company's vaccine manufacturing, quality control and warehousing operations are currently located in several leased buildings in Canada and are approved by the Ministry of Health of Canada. In addition, these premises are used for the warehousing of vaccine products of other manufacturers which are distributed by the Company in the Province of Quebec. A portion of these premises are also used for administrative and research and development purposes.


     The Company recently completed a new vaccine production center in Ste-Foy in the Quebec City area. This new $35 million center has an overall area of approximately 118,000 square feet and houses new R&D, production, quality-control laboratories and warehousing as well as administrative offices. Commercial vaccine production in Ste-Foy is scheduled to start in the first half of 1998 once its validation process is completed. See "Vaccines." The Company, when judged more appropriate, intends to rely partly or entirely on strategic partners' manufacturing and distribution capabilities for some of its vaccines.


     In the vaccine and diagnostics areas, the Company must continue to develop, adapt or acquire the facilities, production technology and technical and managerial personnel to manufacture products in commercial quantities and in compliance with applicable quality assurance and environmental and local government regulations. In the therapeutics area, the Company will have to develop or acquire the facilities, production technology and technical and managerial personnel to manufacture products unless it decides to rely exclusively on third parties for the manufacture of its products. Certain products that the Company is attempting to develop have never been manufactured on a commercial scale and there can be no assurance that such products can be manufactured by the Company or any other party at a cost or in a quantity to render such products commercially viable. Production of such products may require the development of new manufacturing technologies and expertise.


PATENTS AND PROPRIETARY INFORMATION


     BioChem pursues a policy of seeking patent protection for valuable patentable subject matter of its proprietary technology. BioChem believes that patent and trade secret protection is important in its business, and that its success will depend, in part, on its ability to obtain and enforce strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others. The Company has certain patents issued and a number of applications pending in the areas of therapeutics, vaccines and diagnostics in the United States, most European countries, Canada, Japan and selected countries worldwide depending on the patent application in question.

     No assurance can be given that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any patents issued or licensed by the Company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. The commercial success of the Company will also depend in part on the Company not infringing patents or proprietary rights of others and not breaching the licenses granted to the Company. The degree of patent protection afforded to pharmaceutical or biotechnological inventions around the world is uncertain. A number of products important to BioChem are subject to this uncertainty. BioChem is aware of certain issued patents and patent applications of others, and there may be other patents and patent applications, containing subject matter which the Company or its licensees or collaborators may require in order to research, develop or commercialize certain of the Company's products. There can be no assurance that the Company will be able to obtain a license to any third-party technology or patents that it may require to conduct its business or that such technology or patents can be licensed at a reasonable cost. Failure by the Company or its collaborators to obtain a license to any technology or patents that it may need to commercialize its technologies or products may result in delays in marketing the Company's proposed products or the inability to proceed with the development, manufacture or sale of products requiring such licenses and may have a material adverse effect on the Company.

     BioChem currently has thirteen issued patents in the United States claiming nucleoside analogs, methods of treatment using nucleoside analogs and processes for producing these nucleoside analogs. These patents include claims covering the chemical composition of 3TC, BCH-4556, BCH-10652 and related nucleoside analogs and methods of treating viral infections, including HIV and hepatitis B, with 3TC and related nucleoside analogs. BioChem also has issued patents and pending applications covering 3TC/lamivudine, BCH-4556, BCH-10652 or other nucleoside analogs, processes for their preparation and methods of using same, in over 100 countries, including issued patents or pending applications in the United States, most European countries, Japan, Australia and Canada.

     Emory University has filed oppositions to BioChem's examined patent applications in Europe and Japan which cover 3TC or BCH-4556, related nucleoside analogs and use of these analogs for treating viral infections. BioChem believes that these oppositions are unfounded and is vigorously defending its applications. However, there can be no assurance that BioChem will be successful in defending the published claims against these oppositions. There is a possibility that some or all of the claims could be held invalid by the opposition boards.


     On July 23, 1996, Emory University filed a complaint in the United States alleging infringement by the Company and Glaxo Wellcome Inc., the Company's exclusive licensee in the U.S. for the Company's patents, patent applications and know how relating to 3TC, of an Emory University U.S. patent granted that same day. BioChem considers this patent infringement suit to be without merit and is vigorously challenging the validity of Emory University's patent. For a complete discussion of this matter see "Item 3. Legal Proceedings".



     Examined patent applications filed by Emory University claiming 3TC (lamivudine) have been published for opposition in Australia and Japan. BioChem has filed oppositions in these countries and is currently vigorously opposing both applications. BioChem is also aware that Emory University has filed patent applications in other countries, which the Company believes may claim similar subject matter. BioChem intends to challenge such patent applications; however there can be no assurance that BioChem will be successful in challenging such patent applications in all countries where Emory University has sought patent rights. In the event that the Company were to be unsuccessful in opposing such patent applications or any patents which may be issued, the Company's business, financial condition and results of operations could be materially adversely affected.



     In July of 1996 BioChem obtained a United States Patent claiming methods of treating hepatitis B using 3TC. Vion Pharmaceuticals, Inc. ("Vion"), formerly known as OncoRx, Inc., a New Haven, Connecticut-based company, had previously announced that it held exclusive rights to a pending United States patent application filed by Yale University claiming the use of 3TC in the treatment of HBV. Should Vion continue to seek a patent for the same subject matter in the United States, it is possible that an interference may be declared by the United States Patents and Trademarks Office with BioChem's issued patent. In such a case, BioChem's position will be as the senior party, but there can be no assurance that BioChem will be successful. BioChem is not aware of corresponding patent applications by Yale University or Vion in countries other than the United States.


     BioChem is aware that others, including various universities and biotechnology companies, have also filed patent applications or have obtained granted patents in the United States and other countries claiming subject matter potentially useful or necessary to BioChem's business. Some of these patents and applications claim specific products or methods of making such products, while others claim more general processes or techniques useful or now used in the pharmaceutical and biotechnology industries. With respect to the patents directed to general processes or techniques, BioChem believes that non-exclusive licenses have been made available under several of these patents to the industry for many, but not all, fields of use. The ultimate scope and validity of these patents and other existing patents or patent applications which may be granted to third parties in the future, the extent to which the Company may desire or be required to acquire rights under such patents, and the availability and costs of acquiring such rights presently cannot be determined by BioChem. In the event it is necessary for the Company to obtain such rights or, if such rights are not available on reasonable terms, the Company's business, financial condition and results of operations may be adversely affected. There can be no assurance that others have not obtained or will not obtain patent protection that will preclude BioChem from commercializing its products.

     Litigation, which could result in substantial cost to the Company, may also be necessary to enforce any patents issued to the Company or to determine the scope and validity of other parties' proprietary rights, which may affect the Company's products and technology. If the outcome of any such litigation is adverse to the Company, the Company's business could be materially adversely affected. To determine the priority of invention, the Company may also have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost to the Company.

     Under United States patent law, with respect to inventions made prior to January 1, 1996, a patent is issued to the person who made the invention first, rather than to the first person to file an application therefor, as is common in other countries. In determining who is entitled to a United States patent on a particular technology, acts in the United States prior to January 1, 1996 may be important. As a result, since the Company conducts substantially all of its research activities outside of the United States, it is at a disadvantage as to inventions made prior to January 1, 1996 with respect to obtaining United States patents, as compared to companies that maintain research facilities in the United States.

     The Company is presently in litigation with Institut Pasteur and Pasteur Sanofi Diagnostics ("Pasteur"), which have alleged that the marketing of certain of the Company's diagnostic kits for the detection of HIV infringes Pasteur's patent rights.


     There has been, and the Company believes that there may be in the future, significant litigation in the industry regarding patent and other intellectual property rights and that, if the Company becomes involved in such litigation, it could consume substantial resources. Significant legal issues remain as to the extent to which patent protection may be afforded in the field of biotechnology in Canada, the United States and other countries, and the scope of any such protection has not yet been broadly tested. The Company, therefore, also relies upon trade secrets, know-how, and continuing technological advancement to develop and maintain its competitive position. Disclosure and use of the Company's know-how is generally controlled in part under confidentiality agreements with the parties involved. In addition, the Company has confidentiality agreements with its key employees, consultants, officers and directors. There can be no assurance, however, that all confidentiality agreements will be honored, that others will not independently develop equivalent technology, that disputes will not arise as to the ownership of intellectual property, or that disclosure of the Company's trade secrets will not occur. Furthermore, there can be no assurance that others have not obtained or will not obtain patent protection that will exclude the Company from using its trade secrets and confidential information. BioChem supports and collaborates in research conducted in universities and in government research organizations. There can be no assurance that the Company will have or be able to acquire exclusive rights to inventions or technical information derived from such collaboration or that disputes would not arise as to rights in derivative or related research programs conducted by the Company. In addition, in the event of the Company's contractual breach or bankruptcy, certain of the Company's collaborative research contracts provide for transfer of technology (including any patents or patent applications) to the collaborators. See "Significant Agreements". To the extent that consultants or research collaborators use intellectual property owned by others in their work with the Company, disputes may also arise as to the rights to related or resulting know-how or inventions.



COMPETITION


     The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. BioChem anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by the Company's competitors will not be more effective, or be more effectively marketed and sold, than any that may be developed by the Company. Competitive products may render BioChem's technology and products obsolete and non-competitive prior to the Company's recovering research, development or commercialization expenses incurred with respect to any such products. The Company's competitors include major pharmaceutical, diagnostic, chemical and biotechnology companies, many of which have financial, technical and marketing resources significantly greater than those of the Company. Many of the Company's existing or potential competitors, particularly large pharmaceutical, vaccine and diagnostic companies, also have significantly greater experience than the Company in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining FDA and other regulatory approvals, and manufacturing and marketing such products. Accordingly, the Company's competitors may succeed in commercializing products more rapidly or effectively than the Company, which could have a material adverse effect on the Company's business, financial condition or results of operations.

     In addition, many biotechnology companies have formed collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with those of the Company. Academic institutions, government agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures. The Company is aware of certain products manufactured or under development by competitors that are used for the prevention, treatment or detection of certain diseases which the Company has targeted for product development. The existence of these products, or other products or treatments of which the Company is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by the Company.

     Many pharmaceutical and biotechnology companies, alone and in collaboration with larger pharmaceutical companies, have developed and are marketing, or are developing, various products for infectious diseases and cancer. In the field of HIV infection, many products are currently approved for marketing in the United States and most have also been approved in Canada, Europe and many other countries. Medicines for the treatment of HIV infection fall into three categories: nucleoside analogs reverse transcriptase inhibitors, non-nucleosides reverse transcriptase inhibitors and protease inhibitors. There are four nucleoside analogs reverse transcriptase inhibitors on the market, other than 3TC. They are AZT, d4T, ddI and ddC. Two non-nucleosides are approved: nevirapine and delavirdine. Lastly, there are four protease inhibitors being marketed: indinavir, saquinavir, ritonavir and nelfinavir. All of these agents are being used in combination regimens. Market research data from January 1997
(ISIS) indicate that in Canada, Europe and the United States, the majority of HIV-infected patients on therapy are receiving triple combinations of antiretroviral agents, while the remaining patients on therapy are prescribed either double or quadruple combinations.


     In the field of chronic hepatitis B therapy, Schering-Plough Corporation has obtained final approval for and is marketing Intron-A (alpha interferon). Glaxo Wellcome and Hoffmann-LaRoche also manufacture and market alpha interferon. The Company is also aware that SmithKline Beecham plc is in Phase III clinical development for famciclovir, a nucleoside analog which is currently approved for the treatment of herpes zoster and which is also being developed as a treatment for chronic hepatitis B infection and for use in liver transplant patients. Also, SciClone Pharmaceuticals Inc. is developing an immunomodulator Zadaxin (thymosin alpha-1) which is in Phase III clinical trials for the treatment of chronic hepatitis B in many countries although the product has been approved for marketing in several countries. Cytel Corporation is developing a therapeutic vaccine Theradigm-HBV. Bristol Myers Squibb is developing two nucleoside analogs: lobucavir and BMS-200,475 for the treatment of chronic hepatitis B. Another potential competitor is adefovir dipivofil, a nucleoside analogue in development by Gilead Sciences for hepatitis B, HIV and CMV infections. The product is currently in Phase III clinical trials for HIV and in Phase II for HBV. Several other companies are at various stages of research and development with a broad range of anti-HBV therapeutic approaches, including nucleoside and nucleotide analogs, therapeutic vaccines, immunomodulators, cytokines, antisense and other oligonucleotides and ribozymes.


     Many biotechnology companies and several pharmaceutical companies with established vaccine development and marketing programs are researching and developing vaccine products for infectious diseases. Pasteur Merieux Connaught, SmithKline Beecham plc, Merck & Co. Inc. and Lederle/American Home Products Corporation dominate the market for vaccines. These companies have been leaders in developing classical vaccines and are also developing new generation of vaccines predominantly to prevent childhood diseases. In the diagnostics market, the Company faces numerous large competitors who have substantial resources and innovative technologies.


     For certain of the Company's potential products, an important factor in competition may be the timing of market introduction of the Company's or competitors' products. Accordingly, the relative speed with which BioChem, Glaxo Wellcome or BioChem's other present and future collaborative partners can develop products, complete the clinical trials and approval processes, and supply commercial quantities of the products to the market are key factors for competitiveness. The Company's competition will be determined in part by the potential indications for which the Company's products are developed and ultimately approved by regulatory authorities. The development by competitors of new treatment methods for those indications for which the Company is developing products could render the Company's products non-competitive or obsolete. The Company expects that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price and intellectual property protection.


     The Company's competitive position also depends upon the success of clinical trials, obtaining regulatory approvals and its ability to secure market acceptance of lamivudine. There can be no assurance that lamivudine or any of the Company's products in development will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company's product candidates, and the establishment and demonstration of the potential advantages over existing and new treatment methods and reimbursement policies of government and third-party payors. There can be no assurance that physicians, patients, payors or the medical community in general will accept and utilize any existing or new products that may be developed by the Company. Additionally, the Company's competitive position depends on its ability to attract and retain qualified personnel, obtain patent protection, or otherwise develop proprietary products or processes, establish collaborative relationships and secure manufacturing.


GOVERNMENT REGULATION


     Regulation by governmental authorities in Canada, the United States and other countries is a significant factor in the production and marketing of the Company's products and in its ongoing research and development activities.

     Pharmaceutical and biological products intended for diagnostic, therapeutic or prophylactic use for humans are governed by the FDA in the United States, by the HPB in Canada and by comparable agencies in other countries. For most of these products, the regulations require extensive clinical trials and other testing and government review and final approval prior to marketing the product. This procedure is likely to take a number of years and involves the expenditure of substantial resources. For example, as a general rule, before obtaining regulatory approval for the commercial sale of any products under development, the Company must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious. The results from preclinical studies and early clinical trials may not be predictive of results obtained in large scale clinical trials, and there can be no assurance that the Company's or its collaborators' clinical trials will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. In addition, government regulations specify standards for manufacturing and marketing pharmaceutical products. Any failure by the Company or its collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals could adversely affect the marketing of any products developed by the Company and its ability to receive product or royalty revenue. There can be no assurance that any of the Company's planned products will be approved by the FDA, HPB or any other governmental agency on a timely basis, if at all.

     The Center for Biologics Evaluation and Research in the United States, the Bureau of Biologics in Canada, and similar agencies in other countries regulate the manufacturing, marketing and use of vaccines. Product License Applications and Establishment License Applications or equivalent documentation are required to be submitted to the governmental authorities for review prior to obtaining marketing approval. Government regulations specify standards for manufacturing and marketing vaccines and biological products.

These regulations set standards for proof of safety and effectiveness, establish good manufacturing practices, require inspection of vaccine manufacturing facilities and require reporting of adverse events to regulatory authorities. These government authorities also conduct pre-release testing of vaccines and authorize the sale of each lot of vaccines.

     Sales of therapeutic, vaccine and diagnostic products outside Canada and the United States are subject to regulatory requirements that vary widely from country to country. Whether or not FDA or HPB approval has been obtained, final approval of a product by comparable regulatory authorities of other countries must be obtained prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than that required for FDA or HPB approval. The expected date of approval of lamivudine will depend on the decision from the regulatory authorities whether to review the application in an expedited or normal manner. The first regulatory filing submission seeking marketing approval of lamivudine was made in China by BioChem's licensee, Glaxo Wellcome on August 25, 1997 followed by filings in numerous other countries including the countries of the European Union and Canada in March 1998.

     The FDA, HPB and similar agencies in other countries also regulate the manufacturing, marketing and use of medical devices such as LABOTECH. In the United States and Canada, diagnostic products are also considered medical devices and therefore are subject to these regulations. Generally, these regulations set standards for medical devices, require proof of safety and effectiveness, establish good manufacturing practices and require inspections of device manufacturing facilities, and require reporting of device defects to regulatory authorities. The Company is also subject to various Canadian federal, provincial, and local laws, regulations, and recommendations relative to safe working conditions, laboratory and manufacturing practices, and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's research. The Company may be subject to additional government regulations resulting from future legislation or administrative action.


PHARMACEUTICAL PRICING AND REIMBURSEMENT


     The business and financial condition of diagnostic, pharmaceutical, vaccine and biotechnology companies will continue to be affected by the efforts of governments and third-party payors to contain or reduce the costs of healthcare through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, an increasing emphasis on managed care in the United States has and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether such legislative or regulatory proposals will be adopted or the effects such proposals or managed care efforts may have on its business, the announcement of such proposals and the adoption of such proposals or efforts could have a material adverse effect on the Company's business and financial condition. Further, to the extent such proposals or efforts have a material adverse effect on other pharmaceutical companies that are prospective corporate partners for the Company, the Company's ability to establish a strategic alliance may be adversely affected. In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceuticals, vaccines and diagnostic products are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. To the extent the Company succeeds in bringing products to market, there can be no assurance that these products will be considered cost-effective and that reimbursement to consumers will be available or will be sufficient to allow the Company to sell its products on a competitive basis.


TECHNOLOGY


     Except for 3TC, the Company's potential therapeutic products, including lamivudine for use as a treatment against chronic hepatitis B, are in research or development. The Company is devoting its efforts to the research and development of potential therapeutic, vaccine and diagnostic products based upon various technological approaches. The development of new products is subject to a number of significant risks. Potential products that appear to be promising in various stages of development may not reach the market for a number of reasons. Such reasons include the possibilities that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, will fail to receive necessary regulatory approvals, will be difficult to manufacture in a large scale, will be uneconomical to market or not achieve market acceptance, or will be precluded from commercialization by proprietary rights of third parties. Competitive products may render BioChem's technology and products obsolete and non-competitive prior to potential products reaching the market. Most of the Company's potential products will require significant additional research and development efforts and significant additional preclinical and clinical testing, prior to any commercial use. There can be no assurance that the Company will successfully address any of these technological challenges, or others that may arise in the course of development.


PRODUCT LIABILITY


     The use of any of the Company's potential products in clinical trials, and the sale of any approved products, may expose the Company to liability claims resulting from the use of its products. These claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling such products. The Company currently has liability insurance which does not exclude product liability claims with respect to sales of therapeutic, diagnostic and vaccine products. No assurance can be given that the Company will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect the Company against losses due to liability. There can also be no assurance that the Company will be able to maintain or obtain additional commercially reasonable product liability insurance for any products approved for marketing. A successful product liability claim or a series of claims brought against the Company could have a material adverse effect on its business, financial condition or results of operations.


INTERNATIONAL OPERATIONS


     Most of the Company's diagnostic product sales are made, and the Company expects that they will continue to be made, in international markets. The Company also expects that most of its therapeutic products will be sold in international markets. Sales of the Company's products in international markets are subject to certain risks common to such sales, including government regulation, export and import license requirements, risks of tariffs or trade barriers and political and economic instability. Although these risks have not had any material effect on the Company to date, there can be no assurance these risks will not materially adversely affect the Company in the future.


     The Company generally prices its diagnostic products, and currently expects to price any therapeutic products, in the currency of the country in which they are sold. Accordingly, the prices of such products in Canadian dollars will vary as the value of the Canadian dollar fluctuates against such local currencies. In addition, royalty payments to be made to BioChem by Glaxo Wellcome on 3TC and lamivudine sales worldwide (excluding Canada) will be made as a percentage of sales of 3TC and lamivudine denominated in the currency of the country where sales are made. There can be no assurance that there will not be increases in the value of the Canadian dollar against such currencies, reducing the Canadian dollar return to the Company on the sales of its products. Furthermore, there can be no assurance that significant fluctuations in foreign currency values will not occur that will create sufficient differences in the relative prices of the products in different countries, such that the Company or Glaxo Wellcome will find it necessary to reduce its prices in certain local currencies in order to bring the relative cost of its products into line. As at December 31, 1997, the Company did not utilize any foreign currency hedging instruments.



EMPLOYEES


     As at December 31, 1997, the Company had a total of 797 employees divided as follows: Therapeutic 144 employees; ImmunoSystems, 491 employees; Vaccines, 109 employees; and BioChem 53 employees. NAVA employs 260 employees.

ITEM 2.  DESCRIPTION OF PROPERTIES

     The Company and its subsidiaries own and lease space for research, development, manufacturing, marketing and administrative purposes. The Company's corporate headquarters, administration and therapeutic operations are currently located in one owned facility in Laval, Quebec, Canada, totaling 150,000 square feet. Vaccines' operations are located in three leased facilities in Laval, Quebec, Canada, totaling 30,000 square feet. New and owned vaccines manufacturing, research and development and office facilities having an overall area of approximately 118,000 square feet were recently completed in Sainte-Foy, Quebec, Canada. See "Vaccines" and "Manufacturing" in Item 1. ImmunoSystems is located in a 22,000 square-foot owned facility located in Montreal, Quebec, Canada, a 7,000 square foot owned facility in Laval, Quebec, Canada and a 70,000 square-foot owned facility in Rome, Italy. ImmunoSystems also leases nine facilities totaling 238,246 square feet in seven different countries: Italy, United States, Germany, Switzerland, France, the United Kingdom and Singapore.


ITEM 3.  LEGAL PROCEEDINGS


     On July 23, 1996, Emory University ("Emory") filed a complaint in the United States District Court for the Northern District of Georgia, alleging infringement of Emory's U.S. Patent Number 5,539,116 (the " '116 patent") by the Company and Glaxo Wellcome Inc., the Company's exclusive licensee in the U.S. to the Company's patents, patent applications and know how relating to 3TC. Emory University v. Glaxo Wellcome Inc. and BioChem Pharma Inc., Civil Action No. 1:96-CV-1868 GET (N.D. Georgia). Emory alleged that the Company is infringing the '116 patent through its relationship with Glaxo Wellcome and by inducing and facilitating Glaxo Wellcome's sales and offers for sale of 3TC in the U.S. Emory requested a jury trial.


     The Company filed its Answer, Affirmative Defenses and Counterclaims on October 15, 1996, denying Emory's allegations of patent infringement and asserting in its affirmative defenses that Emory's '116 patent is invalid and not infringed by the Company. The Company also asserted in its Counterclaims:
(1) a request for a declaratory judgment that the '116 patent is invalid and not infringed; (2) a claim that Emory and Dr. Raymond Schinazi, an Emory professor, misappropriated BioChem's trade secrets relating to the Company's 3TC patent; and (3) a claim that Emory and Dr. Schinazi have committed unfair competition, commercial disparagement and deceptive trade practices through misrepresentations to the public, financial analysts and others in the financial community. The Company requested a jury trial of the issues raised by its affirmative defenses and counterclaims.

     Emory and Dr. Schinazi denied the allegations in BioChem's counterclaims.

     On June 5, 1997, Glaxo Wellcome filed a motion for summary judgment that the '116 patent is invalid for lack of a written description and as obvious. The Company submitted a brief in support of this motion. After the motion was fully briefed, the Court denied the motion on July 14, 1997.

     After completing discovery, BioChem elected to dismiss counts (2) and (3) of its counterclaims. The parties agreed to a Stipulated Order of Dismissal, which the Court entered on February 5, 1998.

     Glaxo Wellcome filed three motions for summary judgment on January 15, 1998. The Court denied Glaxo Wellcome's motion for summary judgment that the '116 patent is invalid for lack of a written description as required by 35 U.S.C. para.112, but has not yet ruled on the other two motions for summary judgment that the '116 patent is invalid because: (a) it does not state a practical utility for the claimed invention as required by 35 U.S.C. para.101; and (b) it was not timely filed as required by 35 U.S.C. para.135(b).

     The pretrial order in this case is scheduled to be filed within 30 days of the Court's ruling on the last of these motions for summary judgment, and trial will begin after the pretrial order has been filed.


     Although complex litigation always involves risks and uncertainties, the Company believes that it is likely ultimately to prevail following the trial or any appeal in this action. However, there can be no assurances that this action will be resolved favorably to the Company or in a timely manner. If the Company does not prevail in this litigation, the Company's business, financial condition and results of operations may be materially adversely affected.


     On October 2, 1997, Emory filed an Application in the Federal Court of Australia of New South Wales District Registry General Division alleging that BioChem's Australian Patent No. 630,913, covering 3TC, is invalid and seeking an order revoking BioChem's patent. The Company filed a defense denying Emory's allegations on February 17, 1998 and will vigorously defend its patent.

     BioChem is not a party to any other material litigation. See "Patents and Proprietary Information" in Item 1.


ITEM 4.  CONTROL OF REGISTRANT

     As far as known to BioChem, it is not directly or indirectly owned or controlled by another corporation or by any government and no shareholder directly or indirectly owned more than 10% of the Company other than Glaxo Wellcome Inc.


     The principal shareholders are as of March 31, 1998:



                                                              COMMON SHARES
                  NAME OF BENEFICIAL OWNER                        OWNED        PERCENTAGE
                  ------------------------                    -------------    ----------
Glaxo Wellcome Inc. ........................................   15,850,880        14,64%
  7333 Mississauga Road North
  Mississauga, Ontario, Canada
  L5N 6L4
Caisse de depot et placement du Quebec......................    7,428,610         6,86%
Fonds de solidarite des travailleurs du Quebec (F.T.Q.).....    5,023,692         4,64%
Officers and directors as a group...........................    4,142,192         3,82%
                                                               ----------        -----
                                                               32,445,374        29,96%
                                                               ==========        =====


ITEM 5.  NATURE OF TRADING MARKET

     The common shares have been authorized for quotation in the United States on the Nasdaq National Market since March 20, 1991, and are traded under the symbol "BCHE." The common shares are traded in Canada on The Montreal Exchange and The Toronto Stock Exchange under the symbol "BCH". The following table sets forth, for the periods indicated, the range of high and low closing sales prices of the common shares on The Montreal Exchange (the Company's principal non-United States exchange) and the Nasdaq National Market.

                                                              THE MONTREAL
                                                                EXCHANGE                   NASDAQ (U.S.$)
                                                        ------------------------      ------------------------
                                                          HIGH            LOW           HIGH            LOW
                                                        ---------      ---------      ---------      ---------
1996
  First Quarter.......................................      35.75          24.69          26.19          18.07
  Second Quarter......................................      34.45          22.75          25.07          16.69
  Third Quarter.......................................      27.63          17.75          20.25          13.00
  Fourth Quarter......................................      34.50          26.08          25.50          19.13
1997
  First Quarter.......................................      41.05          29.50          30.38          21.50
  Second Quarter......................................      34.75          22.40          25.25          16.00
  Third Quarter.......................................      44.10          28.05          31.75          20.25
  Fourth Quarter......................................      44.15          29.50          32.00          20.50

     The following table indicates, as of March 31, 1998, the approximate total number of holders of record of common shares, the total number of common shares outstanding, the number of holders of record of common shares with United States addresses, the portion of the outstanding common shares held in the United States, and the percentage of common shares held in the United States:

     TOTAL NUMBER         TOTAL NUMBER OF                              PORTION OF COMMON        PERCENTAGE OF
      OF HOLDERS           COMMON SHARES          NUMBER OF U.S.         SHARES HELD IN         COMMON SHARES
     OF RECORD(1)           OUTSTANDING        HOLDERS OF RECORD(2)       THE U.S.(2)          HELD IN THE U.S.
     ------------         ---------------      --------------------    -----------------       ----------------
         239                108,275,690                109                 64,983,238                60%

------------


(1) A substantial number of the common shares are held by depositories, brokerage firms and financial institutions in "street name". Based upon the number of annual reports and proxy statements requested by such nominees, management of the Company estimates that the total number of beneficial holders of common shares is approximately 15,400 holders of which approximately 8,500 could be United States residents.

(2) The computation of the portion of common shares held in the United States is based upon the number of holders of record with United States addresses. United States residents may beneficially own common shares owned of record by non-United States residents.

     On February 9, 1998, the Company announced its intention to issue a dividend-in-kind to its shareholders. The Company plans to distribute, by way of dividend, the Class A Common Shares of CliniChem Development Inc. ("CliniChem") to which capital, the Company will contribute $150 million. CliniChem was formed for the purpose of conducting the clinical development of certain therapeutic and vaccine products of BioChem with the goal of commercializing such products. The clinical development activities will be contracted by CliniChem to BioChem. BioChem holds an option to acquire commercialization rights with respect to individual products on a country-by-country basis, as well as an option to purchase all of the outstanding CliniChem Class A Common Shares at a price to be set according to a predetermined formula.

     The Company has not paid any cash dividends since its inception. The Company currently does not intend to pay any cash dividends in the foreseeable future but intends to retain any future earnings to finance its development and growth. The Company's dividend policy will be reviewed periodically depending on the Company's financial position and on other factors.

     The market prices for the securities of biopharmaceutical and biotechnology companies, including BioChem, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new therapeutic products by the Company or its competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to safety of drugs developed by the Company or others and general market conditions can have an adverse effect on the market price of the Common Shares. In particular, the realization of any of the risks described herein could have a material adverse impact on such market price.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING HOLDERS
        OF COMMON SHARES

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payment to a non-resident holder of common shares, other than withholding tax requirements. See "Item 7. Taxation".

     There is no limitation imposed by Canadian law or by the Articles or other charter documents of the Company on the right of a non-resident to hold or vote common shares, other than as provided by the Investment Canada Act (Canada) (the "Investment Act") as amended by an Act to implement the Agreement establishing the World Trade Organization (Canada) (the "WTO Implementation Act"). The following summarizes the principal features of the Investment Act for non-residents who propose to acquire common shares.

     Under the Investment Act, an investment by an individual, a government or an agency thereof or an entity that is not a "Canadian" (as defined in the Investment Act) (a "non-Canadian") may be subject to certain notification requirements or review by the minister responsible for the administration of the Investment Act (the "Minister"). Except as set forth below, an investment in common shares by a non-Canadian would be reviewable under the Investment Act if
(i) such investment constitutes an acquisition of direct control of the Company where the value of the assets of the Company is at least five million dollars, or an acquisition of indirect control of the Company where the value of the assets of the Company is at least fifty million dollars, or (ii) the Federal cabinet is of the opinion that an investment that constitutes an acquisition of control is related to Canada's cultural heritage or national identity. All investments subject to review require that the Minister be satisfied that the investment is likely to be of net benefit to Canada.

     Pursuant to the WTO Implementation Act, an investment made by a WTO Investor (as defined in the Investment Act) (a "WTO Investor") in common shares would be reviewable under the Investment Act if such investment constitutes an acquisition of direct control of BioChem and the value of the assets of

BioChem is at least $179 million. An indirect acquisition of control by a WTO Investor is no longer subject to review.

     The Investment Act states that a non-Canadian shall acquire control or shall be deemed to acquire control if he acquires a majority of the common shares. An acquisition of less than a majority but more than one-third of the common shares will be presumed to be an acquisition of control unless it can be established that, upon the acquisition, the Company is not in fact controlled by the acquiror through the ownership of common shares.

     The notification requirements which would be applicable in the event of a proposed acquisition of control not otherwise subject to review require the potential investor to supply certain information concerning the proposed investment prior to the consummation thereof. However, the Federal cabinet retains the right to require the review of any such proposed investment that is related to cultural heritage and national identity if, within a specified period, the Federal cabinet considers it in the public interest on the recommendation of the Minister to issue an order for the review of the investment.

     In certain limited circumstances transactions are exempt from both the review and notification requirements of the Investment Act, including the acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities.

ITEM 7.  TAXATION


     A holder of the Company's common shares who resides in the United States will not be subject to tax under the Income Tax Act (Canada) on capital gains realized on the disposition of such common shares unless they are deemed to be "taxable Canadian property". Such common shares will be deemed to be taxable Canadian property if they are used by the non-resident holder in carrying on a business in Canada or if, at any time during the five year period immediately preceding the disposition, 25% or more of the Company's outstanding securities of any class were owned by such holder, or any group consisting of such holder and persons with whom such holder did not deal at arms' length. If the Company's shares are deemed to be "taxable Canadian property" to shareholders residing in the United States, with any resulting capital gain realized on the disposition of such shares subject to tax in Canada, the gain will be exempt from tax in Canada under the tax treaty between Canada and the United States, provided that the shares do not form part of the business property of a permanent establishment or fixed base through which the United States shareholder carries on business or performs independent personal services in Canada.



     Dividends paid on the Company's common shares held by shareholders residing in the United States will be subject to Canadian withholding tax. Under the tax treaty between Canada and the United States, a withholding rate of 5% is applicable to corporations resident in the United States, who do not have a permanent establishment in Canada, and who are beneficial owners of at least 10% of the voting stock of the Company. Under the same treaty, a withholding rate of 15% is applicable to corporations resident in the United States, who do not have a permanent establishment in Canada, and with a beneficial ownership of less than 10% in the voting stock of the Company, and to individuals.


ITEM 8.  SELECTED FINANCIAL DATA

     The following selected consolidated financial data of the Company are qualified by reference to and should be read in conjunction with the consolidated financial statements, related notes thereto and other financial data included elsewhere herein. In 1994, the Company changed its fiscal year end from January 31 to December 31. The consolidated statement of earnings data for the years ended December 31, 1995, 1996 and 1997 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this document. The consolidated statement of earnings data for the years ended January 31, 1994 as well as December 31, 1994 are derived from the audited consolidated financial statements not included herein. The consolidated balance sheet data for the year ended December 31, 1996 and 1997 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this document. The consolidated balance sheet data for the years ended January 31, 1994 as well as December 31, 1994 and 1995 are derived from the audited consolidated financial statements not included herein.

                                                   (in thousands of dollars except per share information)
                                                                        YEARS ENDED
                                               --------------------------------------------------------------
                                               1994-01-31   1994-12-31   1995-12-31   1996-12-31   1997-12-31
                                               ----------   ----------   ----------   ----------   ----------
                                               (12 MONTHS)  (11 MONTHS)  (12 MONTHS)  (12 MONTHS)  (12 MONTHS)
CONSOLIDATED STATEMENT OF EARNINGS DATA:
Operating Revenue
  Sales......................................     $32,015     $97,630      $162,470     $156,941     $134,641
  Royalties..................................      1,872        5,181       12,596        57,062      124,130
  Research and development contracts.........      4,992        4,099        6,569         2,782        4,004
  Interest...................................      2,824        1,378        2,976        13,008       12,285
  Other......................................        493        1,351        2,780         3,825        5,722
                                               ---------    ---------    ---------    ----------   ----------
         Total Operating Revenue.............     42,196      109,639      187,391       233,618      280,782
                                               ---------    ---------    ---------    ----------   ----------
Expenses
  Cost of sales                                   15,429       50,217       74,241        75,759       67,450
  Selling and administrative.................     13,223       36,998       58,486        62,968       72,480
  Milestone repayments.......................         --           --        1,825         4,552           --
  Research and development...................     11,715       15,967       22,087        32,186       37,387
  Financial..................................      1,066        3,801        8,649         7,527        5,863
  Depreciation and Amortization..............      3,032        6,199       13,042        11,457       11,092
                                               ---------    ---------    ---------    ----------   ----------
         Total Expenses......................     44,465      113,182      178,330       194,449      194,272
                                               ---------    ---------    ---------    ----------   ----------
Earnings before income taxes and other.......     (2,269)      (3,543)       9,061        39,169       86,510
Income taxes.................................     (1,410)      (3,647)      (5,443)       (1,451)      (2,064)
Non-controlling interest.....................       (145)         (85)        (484)         (211)       1,987
Share of loss of an affiliated company, net
  of gain on dilution........................     (5,888)      (6,881)      (8,101)       (4,113)      (6,595)
                                               ---------    ---------    ---------    ----------   ----------
Net income (loss)............................     (9,712)     (14,156)      (4,967)       33,394       79,838
                                               =========    =========    =========    ==========   ==========
Earnings (loss) per common share.............      (0.11)       (0.15)       (0.05)         0.31         0.74
                                               =========    =========    =========    ==========   ==========
Weighted average number of common shares
  outstanding................................  92,343,360   93,055,518   97,044,458   106,485,028  108,152,816
                                               =========    =========    =========    ==========   ==========


     QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED) FOR THE COMPANY IS AS FOLLOWS:

                                       (in thousands of dollars except per share information)
                                                    YEAR ENDED DECEMBER 31, 1996
                                    -------------------------------------------------------------
                                         4TH             3RD             2ND             1ST
                                         QTR             QTR             QTR             QTR
                                    -------------   -------------   -------------   -------------
Sales revenue.....................  $      37,851   $      37,690   $      41,052   $      40,348
Total operating revenue...........         64,965          60,809          56,936          50,908
Earnings (loss) before certain
  items(1)........................         12,217          13,201           9,788           3,963
Net income........................         19,908           7,961           4,097           1,428
Earnings per common share.........           0.18            0.08            0.04            0.01

                                       (in thousands of dollars except per share information)
                                                    YEAR ENDED DECEMBER 31, 1997
                                    -------------------------------------------------------------
                                         4TH             3RD             2ND             1ST
                                         QTR             QTR             QTR             QTR
                                    -------------   -------------   -------------   -------------
Sales revenue.....................  $      33,035   $      32,014   $      34,978   $      34,614
Total operating revenue...........         74,742          69,329          73,369          63,342
Earnings (loss) before certain
  items(1)........................         25,076          19,767          23,476          18,191
Net income........................         25,187          20,508          21,516          12,627
Earnings per common share.........           0.23            0.19            0.20            0.12

---------------

(1) Earnings before income taxes, non-controlling interest and share of loss of an affiliated company.

                                                                         (in thousands of dollars)
                                               AS AT             AS AT             AS AT             AS AT             AS AT
                                            JANUARY 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                               1994              1994              1995              1996              1997
                                          ---------------   ---------------   ---------------   ---------------   ---------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital........................   $       60,848    $       73,601    $      102,466    $      362,742    $       365,283
Total assets...........................          144,892           245,240           285,220           572,265            655,272
Long-term debt, excluding current
  portion..............................           14,003            80,126            69,662            57,706             58,269
Shareholders' equity...................          105,691            99,343           134,594           415,832            498,068

SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND IN THE UNITED STATES

                                                             (in thousands of dollars except per share information)
                                                                                   YEARS ENDED
                                                 -------------------------------------------------------------------------------
                                                  1994-01-31       1994-12-31       1995-12-31      1996-12-31      1997-12-31
                                                 -------------   ---------------   -------------   -------------   -------------
                                                   (12 months)       (11 months)     (12 months)     (12 months)     (12 months)
CONSOLIDATED STATEMENT OF EARNINGS:
Net income (loss) -- Canadian GAAP............   $     (9,712)   $      (14,156)   $     (4,967)   $     33,394    $      79,838
Deferred foreign exchange gains (losses) on
  long-term debt..............................             --              (652)          2,023             324           (3,649)
Realization of foreign currency translation
  adjustment..................................             --                --             701              --               --
Deferred income taxes.........................             --                --            (533)           (204)             984
                                                 -------------   ---------------   -------------   -------------   -------------
Net income (loss) -- U.S. GAAP................         (9,712)          (14,808)         (2,776)         33,514           77,173
                                                 =============   ===============   =============   =============   =============
Earnings (loss) per common share -- U.S. GAAP
         Primary..............................          (0.11)            (0.16)          (0.03)           0.31             0.71
                                                 =============   ===============   =============   =============   =============
         Fully-diluted........................          (0.11)            (0.16)          (0.03)           0.31             0.70
                                                 =============   ===============   =============   =============   =============

     For a complete discussion of this matter see Note 21 to the Consolidated Financial Statements annexed hereto.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW



     BioChem Pharma Inc. ("BioChem" or the "Company") is an international biopharmaceutical company engaged in the research, development, manufacturing and marketing of innovative products for the prevention, detection and treatment of human diseases.


     For BioChem, 1997 was a remarkable year with net income more than doubling, reaching $79.8 million or $0.74 per share, compared to $33.4 million or $0.31 per share for the year ended December 31, 1996. For the year ended December 31, 1995 the Company's net loss amounted to $5.0 million or $0.05 per share. The continued growth of the Company is largely attributable to the steady stream of royalty revenues on increasing worldwide sales of 3TC, a drug for the treatment of HIV infection and AIDS, marketed under the brand name Epivir in most markets. In addition, 3TC is a component with AZT, of the combination tablet, marketed under the brand name Combivir, to date only available in the United States. For the year ended December 31, 1997 worldwide sales of 3TC amounted to $973.3 million (U.S.$703.0 million). Furthermore, the Company's commitment to move research forward and to advance the development of products in the pipeline will contribute to continued growth in the future. Confirming this commitment, the Company posted a record level of research and development expenses of $37.4 million for the year ended December 31, 1997.

     Through BioChem's asset and liability management function, the Company maintains a disciplined approach to the management of liquidity, capital and overall financial stability. As at December 31, 1997, the Company's cash and temporary investments amounted to $310.4 million, total assets amounted to $655.3 million and shareholders' equity amounted to $498.1 million. This illustrates BioChem's favorable positioning to explore exciting long-term growth opportunities in order to further strengthen the Company's position as a leader in the biopharmaceutical field.


FINANCIAL ANALYSIS


OPERATING REVENUE

     OPERATING REVENUE for 1997 reached $280.8 million, an increase of $47.2 million or 20%, compared to the preceding year. In 1996, operating revenue amounted to $233.6 million, compared to $187.4 million in 1995. These increases are due to the increase in royalty revenue.

     The distribution of operating revenue by industry segments demonstrates the importance of the royalty revenue from worldwide sales of 3TC on the Company's overall operating revenue. In fact, the therapeutic industry segment, which includes royalty revenue on sales of 3TC, contributed 50% of the Company's overall operating revenue in 1997, compared to 28% and 9% in 1996 and 1995 respectively. The diagnostic industry segment contributed 42% of the Company's operating revenue in 1997, compared to 62% in 1996 and 85% in 1995.

     Diagnostic product SALES amounted to $114.5 million in 1997, $141.3 million in 1996 and $156.9 million in 1995. These decreases are mainly due to the strong competition in the hematology products sector of the diagnostics industry as well as the negative effect of currency fluctuations on the conversion of foreign sales. Sales of vaccines amounted to $5.9 million in 1997, compared to $7.1 million in 1996 and $5.6 million in 1995. Higher sales in 1996 were attributable to sales of measles vaccines and international sales of influenza vaccines. Therapeutic product sales amounted to $14.2 million in 1997, compared to $8.5 million in 1996, the Company's first year of therapeutic product sales in Canada. These sales represent the Company's share, pursuant to the partnership with Glaxo Wellcome for the commercialization of 3TC in Canada.


     ROYALTY REVENUE more than doubled during 1997 and amounted to $124.1 million, an increase of $67.0 million, compared to the preceding year. In 1996 royalty revenue was $57.1 million, compared to $12.6 million in 1995. These increases are due to royalties received from Glaxo Wellcome on sales of 3TC worldwide. In 1997 the worldwide sales of 3TC amounted to $973.3 million (U.S.$703.0 million), of which $28.4 million were in Canada, $543.5 million (U.S.$392.6 million) in the United States, $279.2 million (U.S.$201.6 million) in Western Europe and $122.2 million (U.S.$88.3 million) in the rest of the world. In 1996 the worldwide sales of 3TC were $429.3 million (U.S.$314.8 million).

     INTEREST INCOME amounted to $12.3 million in 1997, a decrease of $0.7 million or 5%, compared to the preceding year. In 1996, interest income amounted to $13.0 million, compared to $3.0 million in 1995. The decrease in 1997 compared to 1996 is reflective of the decrease in interest rates during 1997. The 1996 increase compared to 1995 was mainly due to a higher average cash balance resulting from the February 1996 offering of common shares, which produced net proceeds of $238.9 million.



     OTHER REVENUE amounted to $9.7 million, an increase of $3.1 million or 47%, compared to the preceding year. In 1996, other revenue amounted to $6.6 million, compared to $9.3 million in 1995. Other revenue includes mainly revenue from research and development contracts in addition to distribution and grant revenue. The increase in 1997 is due to higher activity in research and development contracts which generated increased revenue as well as management fees earned from GeneChem Technologies Venture Fund, L.P. (see Review of Operations -- Therapeutic). The decrease in 1996 compared to 1995 was mainly due to a decrease in revenue from research and development contracts.


EXPENSES

     COST OF SALES as a percentage of sales amounted to 50%, 48% and 46% for 1997, 1996 and 1995 respectively. These increases reflect the strong competition in the hematology products sector of the diagnostics industry, resulting in decreased selling prices.


     SELLING AND ADMINISTRATIVE EXPENSES amounted to $72.5 million in 1997, an increase of $9.5 million or 15%, compared to the preceding year. In 1996 selling and administrative expenses amounted to $63.0 million, compared to $58.5 million in 1995. The increases in 1997 and 1996 are attributable to the increased activity of the Company, and in particular legal fees related to the Company's ongoing intellectual property protection. As a percentage of operating revenue, selling and administrative expenses were respectively 26%, 27% and 31% in 1997, 1996 and 1995.



     MILESTONE REPAYMENTS represent amounts payable to Glaxo Wellcome pursuant to the agreement for the development and marketing of 3TC. These repayments were due as royalties were earned on 3TC sales, at the rate of 50% of these royalties, to a maximum of 3.0 million British pounds sterling ($6.4 million). The final balance, amounting to $4.6 million, was repaid in 1996 and repayments of $1.8 million were made in 1995.


     RESEARCH AND DEVELOPMENT EXPENSES, net of related tax credits, amounted to $37.4 million in 1997, an increase of $5.2 million or 16%, compared to the preceding year. In 1996, the research and development expenses amounted to $32.2 million, compared to $22.1 million in 1995. These increases resulted mainly from therapeutic operations. The distribution of these expenses amongst the different operations, in 1997, is as follows; 69% related to therapeutic operations, 20% related to vaccine operations and 11% related to diagnostic operations. In 1996 the distribution was as follows; 66% related to therapeutic operations, 13% related to vaccine operations and 21% related to diagnostic operations. For 1997, 1996 and 1995, the research and development expenses were respectively 13%, 14% and 12% of operating revenue.

     FINANCIAL EXPENSES amounted to $5.9 million in 1997, a decrease of $1.6 million or 21%, compared to the preceding year. In 1996, these expenses amounted to $7.5 million, compared to $8.6 million in 1995. The decrease in 1997 is due to lower average debt compared to 1996 in addition to operating exchange gains realized, which are presented as a reduction of financial expenses. The decrease in 1996, compared to 1995 was attributable to operating exchange gains realized during 1996.

EARNINGS

     The Company posted NET INCOME of $79.8 million or $0.74 per share in 1997, compared to $33.4 million or $0.31 per share in 1996 and a net loss of $5.0 million or $0.05 per share in 1995. These improvements are due to the increase in royalty revenue on sales of 3TC.

     The therapeutic industry segment contributed $84.4 million to the Company's overall net income in 1997, compared to a net income of $29.5 million in 1996 and a net loss of $2.4 million in 1995. These increases are attributable to royalty revenue on sales of 3TC, as previously discussed. The diagnostic industry segment posted a $1.9 million net loss in 1997, compared to a net income of $2.0 million and a net income of $4.6 million in 1996 and 1995 respectively. These decreases for the diagnostic industry segment reflect the strong competition in the hematology products sector of the diagnostics industry. However, the introduction of new products in 1997 in addition to a more focused target market should improve this situation in the future. The vaccine industry segment posted a net loss of $5.3 million in 1997, compared to a net loss of $0.6 million in 1996 and a net income of $0.1 million in 1995. This results from the substantial funding that is currently being required for the development of promising new vaccine candidates. The research and development expenses in the vaccine industry segment amounted to $7.5 million for the year ended December 31, 1997, compared to $4.2 million for the year ended December 31, 1996 and $2.6 million for the year ended December 31, 1995.

LIQUIDITY AND FINANCIAL POSITION

     For the year ended December 31, 1997 OPERATING CASH FLOW amounted to $97.2 million, compared to $48.5 million for the year ended December 31, 1996 and $14.5 million for the year ended December 31, 1995. These changes in operating cash flow are directly attributable to the increases in net income. Operating cash flow represents the cash flows generated from net income, excluding revenues and expenses not affecting cash, principally depreciation, amortization and share of loss of an affiliated company.

     As at December 31, 1997 the Company posted TOTAL ASSETS of $655.3 million, compared with $572.3 million as at December 31, 1996. This increase is mainly due to an increase in capital assets and investments. The increase in capital assets is attributable to the construction of a vaccine development, production and headquarters facility. The increase in investments is mainly due to the Company's strategic investments in Scriptgen Pharmaceuticals, Inc., Apoptosis Technology, Inc., GeneChem Technologies Venture Fund, L.P. and Biovector Therapeutics SA (see Review of Operations).

     WORKING CAPITAL amounted to $365.3 million as at December 31, 1997, compared with $362.7 million the previous year. Working capital ratios were 5.46:1 as at December 31, 1997 and 5.66:1 as at December 31, 1996.

     As at December 31, 1997, the Company's SHAREHOLDERS' EQUITY amounted to $498.1 million which translates into a common equity ratio of 90% as at December 31, 1997, compared to 88% as at December 31, 1996.

OTHER

     During 1997, the Company generated revenues and incurred expenses in the following currencies and proportions:

                                                                REVENUES    EXPENSES
                                                                --------    --------
U.S. dollars................................................      45%         31%
Canadian dollars............................................      15%         28%
Italian lira................................................      15%         24%
British pounds sterling.....................................      15%          6%
Other.......................................................      10%         11%


     Since inception, the Company has financed research and development, operations and investment activities from public and private sales of equity, revenue from research and development contracts, sale of products, interest revenue, bank loans and more recently and more significantly royalty revenue.



     In February 1998, BioChem announced the formation of a new company, CliniChem Development Inc. ("CliniChem"). This company was formed for the purpose of continuing the research and development of a number of therapeutic and vaccine candidates, initially discovered or in-licensed by BioChem, with the goal of commercializing such products. CliniChem will contract with BioChem to perform all such activities. BioChem will hold an option to acquire commercialization rights with respect to individual products developed and will also hold an option to purchase all of the outstanding common shares of CliniChem at any time, but no later than March 31, 2003. BioChem will contribute, from current cash resources, $150.0 million to CliniChem as a capital contribution. Shares of CliniChem will then be distributed to the shareholders of BioChem as a dividend-in-kind. At the time of the capital contribution, BioChem will record an investment in CliniChem of $150 million. Under Canadian generally accepted accounting principles ("GAAP"), BioChem will charge the carrying value of the distribution to retained earnings on the date of the declaration of the distribution. Under U.S. GAAP, BioChem will charge the fair market value of the distribution to retained earnings and will expense the excess of the carrying value of its investment in CliniChem common shares over the fair market value of these shares. The fair market value of the CliniChem class A common shares will be determined by BioChem based on their closing price on relevant stock exchanges on the distribution date. This difference between the Canadian and U.S. GAAP treatment of the distribution will be disclosed in a reconciling note to BioChem's financial statements. BioChem will recognize as revenue the payments from CliniChem under a Research and Development Agreement between the parties and the research and development costs incurred by BioChem to perform its obligations under the Research and Development Agreement will be expensed as research and development expenses under Canadian and U.S. GAAP.


     Biopharmaceutical product development programs, particularly at the clinical development stage, require the investment of substantial resources. The CliniChem distribution should enable BioChem's short-term results to continue to reflect principally the established therapeutic, vaccine and diagnostic businesses. This distribution also separates the risks associated with conducting the CliniChem programs from those associated with BioChem's established businesses. By exercise of BioChem's product options, it should be possible for BioChem to capture a greater return on the products developed within CliniChem than would otherwise be possible from products developed for commercialization with third parties.

     Based on current operating budgets, the management of BioChem believes that the resources of the Company are sufficient for current requirements. The Company's future requirements will depend on several factors, as discussed in the section "Outlook".


REVIEW OF OPERATIONS



     THERAPEUTICS



     BioChem's discovery, 3TC (marketed under the brand name Epivir in most markets) is the cornerstone of combination therapy for the treatment of HIV infection and AIDS and has become the most prescribed antiretroviral therapy worldwide. As at December 31, 1997 3TC is available in 80 countries with worldwide sales in 1997 totalling $973.3 million (U.S.$703.0 million). In November 1995, the U.S. Food and Drug Administration ("FDA") approved 3TC for use in the United States. This was followed by the approval from the Canadian Health Protection Branch in December 1995 for use in Canada and subsequently in numerous other countries during 1996 and 1997. Furthermore, in September 1997, the FDA approved, for use in the United States, Combivir the first tablet to combine two antiretroviral drugs, 3TC and AZT, in a single tablet. In November 1997, the European Union's Committee for Proprietary Medicinal Products recommended the approval of Combivir to the European Commission, which has the final decision-making authority. Regulatory filings have also been made in several other countries.


     During 1997, the first regulatory filings were made by Glaxo Wellcome seeking approval of BioChem's discovery, lamivudine, a product for the treatment of chronic hepatitis B. With the first product approvals expected in 1998, lamivudine is anticipated to be an important contributor to the Company's future revenue growth.


     The Company receives royalties on sales of 3TC and will receive royalties on the future sales of lamivudine when approval is received, by virtue of a collaborative agreement signed in 1990 with Glaxo, now Glaxo Wellcome. The agreement covers the development and marketing of 3TC for the treatment of HIV infection and lamivudine for the treatment of hepatitis B infection. Under the terms of this agreement, Glaxo Wellcome assumes responsibility for developing these products with the goal of obtaining the necessary approvals from the FDA and from other similar regulatory authorities around the world. Presently, Glaxo Wellcome manufactures and markets 3TC worldwide, with the exception of Canada, where the Company and Glaxo Wellcome entered into a partnership to market and sell 3TC. Glaxo Wellcome holds approximately 15% of the Company's shares as at December 31, 1997.



     In July 1996, Emory University ("Emory") filed legal proceedings in the United States against BioChem and Glaxo Wellcome for alleged patent infringement regarding 3TC and is seeking monetary damages. The U.S. patent granted in 1996 to Emory does not affect BioChem's original patent, which was granted in 1991. The Company believes that Emory's patent is invalid and, with Glaxo Wellcome, is vigorously challenging this action in court.

     The year 1997 can be considered a success for the Company's therapeutic operations. In the cancer research area, BCH-4556, a novel nucleoside analogue to treat cancer, continues to progress through the development process with three Phase I trials ongoing and Phase II trials anticipated to begin in the middle of 1998. In addition, the Company continues to devote resources to HIV research and plans to file an Investigational New Drug application, in Canada in the first quarter of 1998, seeking authorization to begin clinical trials with BCH-10652, a novel nucleoside analogue to treat HIV infection and AIDS. Furthermore, several research and development collaborations have been signed and strategic investments made with the goal to further develop the therapeutic business segment.



     In February 1997, BioChem and OSI Pharmaceuticals, Inc. ("OSI"), formerly Oncogene Science, Inc., announced an expansion of their research, development and marketing collaboration where the two companies will pursue additional viral targets in the areas of HIV infection and hepatitis C. The original agreement signed in 1996, calling for each company to assign a team of researchers, is for a period of five years and the marketing rights will be shared equally between the two companies. Also during 1996, the Company acquired common shares of OSI for consideration totalling $6.2 million.



     In March 1997, BioChem announced a total subscription of $30.0 million in GeneChem Technologies Venture Fund, L.P. ("GeneChem"), a new $100.0 million fund established to invest in academic projects and early-stage companies involved in genomics and related technologies. The Company has invested $6.0 million in GeneChem as at December 31, 1997. GeneChem will operate for a term of ten years and is managed by a subsidiary of BioChem.



     In August 1997, BioChem and Apoptosis Technology, Inc. ("ATI"), a 95% owned subsidiary of ImmunoGen, Inc., a publicly traded company, announced a collaboration in the area of cancer. The agreement grants BioChem an exclusive, worldwide license to ATI's proprietary screens based on proteins involved in apoptosis, or programmed cell death. BioChem is responsible for the development of all products arising from the collaboration and will retain exclusive worldwide rights. In addition, the Company will invest in ATI in order to finance the research activities over a minimum three year period, making milestone payments for each product over the course of development and will pay royalties to ATI on worldwide sales of the resulting products. As at December 31, 1997, the Company has invested $3.9 million in ATI.



     In December 1997, BioChem and Scriptgen Pharmaceuticals, Inc. ("Scriptgen") concluded a license agreement which gives BioChem exclusive rights to drug candidates in Scriptgen's hepatitis B and dimerescent receptor research programs. Scriptgen will be responsible for all aspects of drug discovery and BioChem will be responsible for preclinical and clinical development, seeking regulatory approval and retaining worldwide commercialization rights. In addition, BioChem invested U.S.$20.0 million in Scriptgen, representing 20% of the equity in this privately-held company, in addition to receiving five-year warrants for an additional 5% of Scriptgen's equity.


     During 1996, agreements were signed with Vertex Pharmaceuticals, Inc. and Unimed Pharmaceuticals, Inc. under which the Company has acquired the marketing rights, for Canada, of certain products in clinical development.


     The Company also has a strategic collaboration with Astra AB ("Astra"), under a 1992 agreement covering the research and development of pain control compounds pioneered by BioChem. This agreement calls for Astra to pay BioChem an initial milestone payment, to undertake the research and development expenses and to pay milestone payments to BioChem once the compound(s) reach certain agreed-upon development milestones. Development and commercialization efforts will be carried out principally by Astra. The Company will receive royalties on the eventual sales of products arising from this collaboration. During the first quarter of 1998, an IND filing by Astra is anticipated in Europe, seeking to begin Phase I clinical trials for the pain control agent known as BCH-3963.


     Therapeutic research and development is conducted by BioChem Therapeutic Inc., a wholly-owned subsidiary.

     VACCINES

     During 1997, BioChem, through its subsidiary BioChem Vaccines Inc. (formerly IAF BioVac Inc.) moved into the new $35 million vaccines development, production and headquarters facility. Once licensed for manufacturing, this facility will place BioChem in a position to manufacture our currently marketed vaccines at this new location and to scale up manufacturing for BioChem's vaccine candidates in development. The facility, expected to be fully functional in 1998, has been financed through capital injections from the Company and a shareholder, Sofinov, Societe financiere d'innovation inc., through loans and grants from government agencies and a bank loan.

     In November 1997, BioChem announced the approval from Canadian regulatory authorities to proceed with Phase II/III clinical trials of its novel cell-culture based influenza vaccine. This new cell-culture vaccine manufacturing technology once approved, will allow BioChem to produce the vaccine more rapidly and at a lower cost and, in the case of a pandemic, to manufacture the vaccine in greater volume with less lead time.


     In May 1997, BioChem and Biovector Therapeutics SA("Biovector"), a privately-held French company specializing in drug and vaccine delivery technologies, concluded an agreement aimed at developing novel human vaccines for nasal administration. BioChem will develop a nasally-delivered vaccine using Biovector's technology and will give priority to the development of a nasally-delivered vaccine against influenza. In exchange for the right to use Biovector's vaccine delivery technology and rights to commercialize the vaccines incorporating this technology, BioChem has taken a 6.6% equity interest in Biovector for $5.6 million, will oversee product development and registration costs for the vaccines involved, and will pay Biovector royalties on sales. A nasally-delivered, egg-derived influenza vaccine candidate is anticipated to begin Phase I clinical trials during the first half of 1998.



     In 1995, the Company concluded an agreement with the Vaccines Research Unit of the Laval University Hospital Research Center ("CRCHUL") for the development of new vaccines for the prevention of infections such as bacterial meningitis and bacterial pneumonia. Under the agreement, extending to December 1998, BioChem will fund the Vaccines Research Unit of CRCHUL. In return, the Company retains the intellectual property rights on new vaccines discovered and developed and will pay royalties on eventual sales of these products. A second quarter 1998 IND filing is planned for a recombinant protein vaccine to protect against Neisseria meningitidis infection.


     Research, development, production and marketing of vaccines is conducted by BioChem Vaccines Inc., a 75% owned subsidiary.


     In 1990, BioChem acquired an interest in the affiliated company, North American Vaccine, Inc. ("NAVA"). As at December 31, 1997, BioChem owned 11.2 million common shares and 1.0 million preferred shares each convertible into two common shares and, therefore, the equivalent of 13.2 million common shares or 36.7% of NAVA. As at December 31, 1997, the market value of the Company's investment in NAVA, based on the closing market price at the balance sheet date, amounted to $470.1 million.


     DIAGNOSTICS

     BioChem has launched two new instruments, the Personal Lab and the Spirit, which are expected to contribute to increased revenue in the future. With these two new instruments, BioChem's diagnostic division has focused attention on the immunoassay and hematology markets.


     In 1991, the Company expanded the diagnostic operations by acquiring a 70% interest in each of IFCI CloneSystems S.p.A. and Chemila S.p.A., two Italy-based companies. In 1992, the Company reorganized its diagnostic operations by transferring all diagnostic operations, including its investments in IFCI CloneSystems S.p.A. and Chemila S.p.A., to its subsidiary, BioChem ImmunoSystems Inc. ("ImmunoSystems"). In 1992, ImmunoSystems acquired an additional 29% of these Italy-based companies, thereby increasing the ownership in each of these companies to 99% of their share capital. The consideration for this additional investment was paid through an issuance of ImmunoSystems' shares.


     In 1994, ImmunoSystems acquired 100% of the share capital of Ares Diagnostics (Holdings) B.V. and its subsidiaries which was the diagnostics business unit of the Ares-Serono Group of Geneva, Switzerland.

The purchase price of $84.7 million was financed through a $24.7 million balance of purchase price, bank loans of $39.2 million and a loan from BioChem to ImmunoSystems for $20.8 million.


     In 1996, the Company and Nippon Shoji Kaisha Ltd. ("NSK") concluded an agreement for exclusive distribution, in Japan, of certain products of the Company's diagnostic products subsidiary. NSK also received a 50% share of the Japanese division of this diagnostic products subsidiary.


     During 1997, the Company proceeded with the merger of the three Italian operating subsidiaries into one subsidiary. This merging will stream-line the operations and is expected to add value to the diagnostics business.

     Research, development, manufacturing and marketing of diagnostic products is conducted by BioChem ImmunoSystems Inc., a 91% owned subsidiary.


OUTLOOK


     BioChem's objective is to further assume a leadership role in the research and development of innovative new therapeutic, vaccine and diagnostic products that will address significant medical needs. This objective, as well as the objectives of increased revenue and profitability, will be achieved through expansion of existing businesses, acquisitions and research and development collaborations. In particular, in the area of therapeutics, the numerous collaborations and strategic investments, as discussed earlier, attest to BioChem's strong involvement in new discoveries, especially in the areas of antivirals and anticancer. Furthermore, the state-of-the-art vaccine development and production facility as well as the higher level of vaccine research and development expenses during 1997 demonstrate the commitment to the vaccine industry segment. In the area of diagnostics, BioChem's newest instrumentation together with a more focused target market should position this industry segment for future growth.


     The Company believes that it has laid a foundation for sustainable long-term growth. 3TC is the cornerstone of HIV combination therapy and is now the most frequently prescribed drug for HIV therapy worldwide. The Company believes that the next impetus for growth in the anti-HIV therapy market and for 3TC should come from earlier treatment of persons living with HIV who are diagnosed and not yet on treatment. This should be facilitated by the introduction of new drugs into the market that are as potent, easy to administer and well-tolerated, as 3TC. The Company believes that lamivudine should become the standard of care for the treatment of chronic hepatitis B and that this should provide a further stage of growth for revenues and profit. Finally the Company's therapeutic and vaccines research and development pipelines are starting to bring new products into clinical trials, showing the promise for long-term growth.


     The future performance of BioChem is dependent upon a number of factors including royalty revenue, product sales levels, initiation or termination of collaborative agreements, research and development programs and timely regulatory approvals for various products. It should be further noted with respect to royalty revenue, that the royalties received are based on the level of product sales by the licensee, over which the Company has no control.

     Significant funding is required for ongoing research and development, clinical trials, commercial manufacture of the products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are developed and sold successfully and sales are sufficient to generate profits.

     Product research and development involves a high degree of risk, and returns to investors are dependent upon successful development of the Company's products. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company's products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by BioChem's competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company.

     Because of the length of time and expense associated with bringing new products through development and regulatory approval to the marketplace, the Company places considerable importance on obtaining and ensuring patent and trade secret protection for its significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into issued patents. Furthermore, there can be no assurance that the Company's existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. The outcome of the legal proceedings initiated by Emory University against the Company and Glaxo Wellcome for alleged patent infringement could or could not have a significant impact on the Company.

     The Company, amongst all other companies worldwide, is exposed to the risks and uncertainties associated with the Year 2000 problem, where a computer may erroneously interpret the year "2000" as "1900". BioChem is currently in the process of evaluating the potential impact relating to the Year 2000 issue. The Company is assessing both internal and external risks associated with the Year 2000. More specifically, the internal risks include mainly computers hardware and software, diagnostic instrumentation and other electronic equipments. External risks relate to the Company's relationship with third party such as major suppliers and strategic collaborators. This assessment, which is expected to be completed shortly, will determine the Company's action plan to rectify any issues. The Company expects that any conversion required will be complete before the year 2000. Presently, the Company does not believe that compliance will result in material investments, nor does BioChem anticipate that this problem will have material adverse effects on the business operations or financial performance. However, there can be no assurance that this problem will not adversely affect the Company and its business.


     The Company believes that cash, temporary investments and long-term investments, together with funds provided by operations, will be sufficient to meet operating cash requirements including development of existing and new products through internal research and development activities, selective product in-licensing, research and development collaborations, capital expenditures and long term debt repayment. Furthermore, funds provided by operations should increase in the future mainly due to an increase in royalty revenue from worldwide sales of 3TC as well as the potential royalties on sales of lamivudine, assuming regulatory approvals are obtained. The emerging products from the Company's research and development pipeline will also contribute to achieving this increase.


     Worldwide changes in health-care policies are an ongoing source of challenge not only for BioChem, but for other pharmaceutical and biopharmaceutical companies. In general, the pressure to contain health-care costs worldwide is an ongoing source of uncertainty and challenge.

     In the past, the market price of the Company's shares have been subject to significant volatility. The expectations of securities analysts about the Company's financial or scientific results could have a significant effect on the trading price of the Company's shares.

ITEM 10.  DIRECTORS AND OFFICERS OF THE COMPANY


DIRECTORS


     The name, municipality of residence and position with the Company of each of the directors and their respective holding of Common Shares of the Corporation owned, controlled or directed as at March 31, 1998 are presented below:


                                                                                             NUMBER OF VOTING
                                                                                  DIRECTOR   SHARES OWNED OR
    NAME AND MUNICIPALITY OF RESIDENCE                    POSITION                 SINCE        CONTROLLED
    ----------------------------------                    --------                --------   ----------------
Francesco Bellini, Ph.D (1)(3)............   Chief Executive Officer and            1986        2,883,600
Town of Mount-Royal, Quebec                  Director
Bernard Canavan, M.D.(1)..................   Director                               1997          --
Tequesta, Florida
Gervais Dionne, Ph.D (1)..................   Executive Vice-President, Research     1991          877,752
Saint-Laurent, Quebec                        and Development and Director
Jean-Louis Fontaine (1)...................   Chairman of the Board                  1986          273,760
Westmount, Quebec
Jean-Francois Formela (3).................   Director                               1997          --
Boston, Massachusetts
The Honorable James A. Grant, P.C., Q.C.     Director                               1986            2,000
  (1)(3)..................................
Westmount, Quebec
Roderick L. Henry (2)(4)..................   Director                               1992            4,000
Westmount, Quebec
Jacques R. Lapointe (5)...................   President and Chief Operating          1998          --
Hudson, Quebec                               Officer and Director
Guy Lord, (2)(4)..........................   Vice-Chairman of the Board of          1989            2,500
Westmount, Quebec                            Directors
Paul N. Lucas (4).........................   Director                               1995              800
Oakville, Ontario
Michel Perron, (2)........................   Director                               1993           14,000
Westmount, Quebec
Guy Savard (2)(3).........................   Director                               1995          --
Outremont, Quebec


------------

(1) Member of the Executive Committee.

(2) Member of the Audit Committee.

(3) Member of the Human Resources and Compensation Committee.


(4) Member of the Corporate Governance Committee.


(5) Since 1986, Mr. Lapointe was President and Chief Executive Officer of Glaxo Canada Inc. until 1994 when he took over as Managing Director and Chairman of Glaxo Wellcome UK Limited. In 1995, he became Regional Director for Glaxo Wellcome plc with responsibilities for Australia, New Zealand and South Africa, and in 1996, he was appointed Business Development and Information Systems Director for Glaxo Wellcome plc with responsibilities for Global Commercial Development, OTC and Information Systems worldwide.

OFFICERS


     The name, municipality of residence and position held of each of the officers of the Company are presented below:

     NAME AND MUNICIPALITY OF RESIDENCE                           POSITION
     ----------------------------------                           --------
Frederick J. Andrew.........................    Chief Financial Officer
Morin Heights, Quebec
Greg Arnsdorff..............................    President of BioChem ImmunoSystems Inc.
Montreal, Quebec
Francesco Bellini, Ph.D.....................    Chief Executive Officer and Director
Town of Mount-Royal, Quebec
Alan DeSousa................................    Vice-President, Corporate Finance
Saint-Laurent, Quebec
Gervais Dionne, Ph.D........................    Executive Vice-President Research and
Saint-Laurent, Quebec                           Development and Director
Michael G. Grey.............................    President of BioChem Therapeutic Inc.
Town of Mount-Royal, Quebec
Daniel Hetu, M.D. ..........................    Vice-President, Corporate Development
Outremont, Quebec
Jacques R. Lapointe.........................    President and Chief Operating Officer and
Hudson, Quebec                                  Director
Francois Legault............................    Executive Vice-President, Investments, and
Outremont, Quebec                               Subsidiaries
Christine Lennon............................    Vice-President, Corporate Communications
Montreal West, Quebec
Charles-A. Tessier..........................    Vice-President Legal Affairs and Corporate
Ile-Bizard, Quebec                              Secretary
Claude H. Vezeau............................    President of BioChem Vaccines Inc.
Sillery, Quebec

     FREDERICK J. ANDREW, joined BioChem in 1997 as Chief Financial Officer. Prior to joining BioChem, he was Vice-President and Treasurer of BCE Inc. from 1991 to 1997, Corporate Treasurer of Bell Canada from 1984 to 1991 and occupied various positions within the BCE Inc. group of companies from 1964 to 1984. Mr. Andrew received a B.A. in economics from York University in 1964.

     GREG ARNSDORFF joined the Company in September 1997 as the President of BioChem ImmunoSystems Inc. Prior to joining the Company, Mr. Arnsdorff was with Abbott Laboratories' Diagnostic Division since 1981, in his last role from 1994 as Director, Abbott Diagnostics Canada. Mr. Arnsdorff holds a Bachelor of Science in Medical Technology from Armstrong State College, Savannah, Georgia.

     FRANCESCO BELLINI, PH.D., a co-founder of the Company, joined the Company as President and Chief Executive Officer in September 1986. From 1984 to September of 1986, Dr. Bellini was the Director of the Biochemicals Division at the Institut Armand-Frappier, and from 1968 to 1984, he was a research scientist with Ayerst Laboratories. Dr. Bellini is Vice-Chairman of the Board of NAVA and is a director of Molson Companies, Societe Generale de Financement, and Uniforet Inc. Dr. Bellini received in 1972 a B.Sc. in chemistry from Loyola College in Montreal, and a Ph.D. in chemistry from the University of New Brunswick in 1977.

     BERNARD CANAVAN, M.D., is a retired executive of American Home Products Corporation where he worked from 1969 to 1994 and was its President and Chief Operating Officer from 1990 until his retirement in 1994. Mr. Canavan received in 1960 an M.B. Ch.B. and has a Bachelor of Medicine and Surgery from the University of Edinburgh.

     ALAN DESOUSA joined the Company as Director of International Taxation in 1994. Prior to joining the Company, he was a senior corporate tax consultant with Ernst & Young which he joined in 1988. Mr. DeSousa practiced as a chartered accountant with Arthur Andersen from 1981 to 1986, and in his own firm from 1986 to 1988. Mr. DeSousa received a Bachelor of Commerce in accounting and finance and a Graduate Diploma in Public Accountancy from McGill University in 1981 and 1982 respectively. He was admitted as a Chartered Accountant to the Ordre des Comptables Agrees du Quebec in 1984.

     GERVAIS DIONNE, PH.D., a co-founder of the Company, joined the Company as Vice-President, Research and Development, in 1986. From 1985 to 1986, he was the Chemical Products Director at the Institut Armand-Frappier, and from 1984 to 1985, he was a Group Leader Research Scientist with Bio-Mega Inc. From 1976 until 1984, Dr. Dionne was a research scientist with Ayerst Laboratories. Dr. Dionne is chairman of Briana Bio-Tech Inc. and a director of Scriptgen Pharmaceuticals Inc. and of NAVA. Dr. Dionne received a B.Sc. in chemistry from the University of Montreal in 1971 and a Ph.D. in organic chemistry from Laval University in 1976.

     JEAN-LOUIS FONTAINE is Chairman of the Board of Directors. He has been a director of the Company since 1986. Mr. Fontaine also serves as the Vice-Chairman of Bombardier Inc. He was a Vice-President with Bombardier Inc. from June 1977 until August 1988. Bombardier Inc. is engaged in the design, development, manufacturing and marketing of transportation equipment, civil and military aerospace products and motorized consumer products. Mr. Fontaine is Chairman of the Board of l'Universite de Sherbrooke and is also a director of AXA Insurance Inc. and Heroux Inc. Mr. Fontaine received a B.Sc. in mechanical engineering from the University of Sherbrooke in 1963, and an M.B.A. from the University of Western Ontario in 1977.

     JEAN-FRANCOIS FORMELA, M.D., has been the General Partner of Atlas Venture Fund III, L.P. since 1993 and was previously the Senior Director, Medical Marketing and Scientific Affairs for Schering-Plough U.S., which he joined in 1989. Mr. Formela graduated in 1984 as a medical doctor from the Ecole de medecine de l'Universite de Paris and received an M.B.A. in 1989 from the Columbia Business School.

     THE HONORABLE JAMES A. GRANT, P.C., Q.C. has been a director of the Company since 1986. He is a partner with the law firm of Stikeman, Elliott and has been with that firm since 1962. He is a director of United Dominion Industries Ltd, CAE Industries Ltd., and a Canadian bank. Mr. Grant received a B.A. in arts in 1958 and a B.C.L. in law in 1961, both from McGill University.

     MICHAEL G. GREY joined the Company as President of BioChem Therapeutic Inc. in 1994. Prior to joining the Company, he was Senior Vice-President, Corporate Development of Titan Pharmaceuticals, Inc. and President of Ansan Inc. Prior to that, he held a number of positions in Glaxo from 1974 to 1993, including Vice-President, Corporate Development of Glaxo Inc. Mr. Grey received a B.Sc. in chemistry from the University of Nottingham in 1974.


     RODERICK L. HENRY has been a director of the Company since 1991. He is the President of Henrod Investments Inc., an investment company. Mr. Henry was the Chairman and Chief Executive Officer of Wire Rope Industries, a manufacturer of wire rope. He also serves as a director of CAE Industries Ltd, Atlas Copco Canada Ltd, Westroc Industries Ltd. and Brome Lake Ducks Ltd.


     DANIEL HETU, M.D., joined the Company as Vice-President, Corporate Development in 1995. Prior to joining the Company, he was a Vice-President, Investment Banking with Burns Fry Inc. (now Nesbitt Burns Inc.) which he joined in 1987. Mr. Hetu received an M.D. from Sherbrooke University in 1979 and an MBA from Ecole des Hautes Etudes Commerciales in Montreal in 1987.

     JACQUES R. LAPOINTE joined the Company on May 4, 1998 as President and Chief Operating Officer. Prior to joining the Company, he was with Glaxo Wellcome, since 1986 as President and Chief Executive Officer of Glaxo Canada Inc., then from 1994 as Managing Director and Chairman of Glaxo Wellcome UK Limited, then for Glaxo Wellcome plc as Regional Director with responsibilities for Australia, New Zealand and South Africa until October 1996 when he took over as Business Development and Information Systems Director with responsibilities for Global Commercial Development, OTC and Information Systems worldwide. Mr. Lapointe has a B. Commerce and MBA (Finance) from Concordia University.

     FRANCOIS LEGAULT joined the Company in 1987 as Vice-President, Finance and Treasurer, then became the Executive Vice-President, Finance, Administration and Treasurer until September 1997 when he was named Executive Vice-President, Investments and Subsidiaries. Prior to joining the Company, he was Finance Director of Societe Quebecoise des Transports from 1984 to 1987, and was a chartered accountant with Coopers & Lybrand from 1978 to 1984. Mr. Legault received a BAA. in business and accounting from Ecole des Hautes Etudes Commerciales in Montreal in 1978 and was admitted as a Chartered Accountant to the Ordre des Comptables Agrees du Quebec in 1980.

     CHRISTINE LENNON, joined the Company as Director, Investor Relations in 1994. Prior to joining the Company, she held several marketing and sales positions within Sandoz Canada Inc. (now Novartis) from 1987 to 1994. Ms. Lennon received a B.Sc. -- Joint Honors from McGill University in 1986 where she also obtained her MBA in 1994.

     GUY LORD has been a director of the Company since 1989 and he also has been a partner with the law firm of Desjardins Ducharme Stein Monast since 1993 and was with the law firm of Clark Lord Rochefort Fortier from 1989 to 1993. Prior to that, Mr. Lord was a partner and National Director of Research in Taxation with the accounting firm of Samson Belair/Deloitte & Touche from 1986 to 1989. Mr. Lord is a director of Novicourt Inc. Mr. Lord received a B.A. in 1959 from the University of Montreal, a law degree in 1962 from the University of Montreal and a D. Phil. from Oxford University in 1969.

     PAUL N. LUCAS has been a director of the Company since 1995. He has been President and Chief Executive Officer of Glaxo Wellcome Inc. (formerly Glaxo Canada Inc.) since 1994. Prior to that he held a number of positions in Glaxo Canada Inc. from 1986 to 1994 including Executive Vice-President and Chief Operating Officer, Senior Vice-President Corporate Marketing and Vice-President Marketing. Mr. Lucas received a B.Sc. Hon. in 1972 from Queen's University.

     MICHEL PERRON has been a director of the Company since 1993. He is Chairman and Chief Executive Officer of Somiper Inc., an investment company. Mr. Perron was Chairman and Chief Executive Officer of Uniforet Inc., a lumber business, and was also President and Chief Executive Officer of Normick Perron Inc., a lumber business, until 1990. Mr. Perron is a director of Natcan Trust, and a Canadian bank. Mr. Perron received a degree in Commerce from St-Jerome College, Kitchener, Ontario.

     GUY SAVARD has been a director of the Company since 1995. In February 1995, he was appointed President -- Quebec, Vice-Chairman and director of Midland Walwyn Capital Inc. and director of Midland Walwyn Inc. From 1990 to January 1995, he was President, Chief Operating Officer and Director of Caisse de depot et placement du Quebec. Mr. Savard is also a director of COBEPA S.A., Industrial-Alliance Life Insurance Company, Reno-Depot inc., Ritvik Toys Inc., and the Business Development Bank of Canada. Mr. Savard is a Fellow of l'Ordre des Comptables Agrees du Quebec. He graduated from l'Universite Laval with a Bachelor of Commerce, a Master's degree in Commercial Sciences and Accounting Sciences. He perfected his management training at Harvard University in Boston.

     CHARLES-A. TESSIER joined the Company as Vice-President, Legal Affairs and Corporate Secretary in 1996. Prior to joining the Company, he was practicing commercial law in his own law firm from 1980 to 1988, and from 1988 until 1996, he was Vice-President, Secretary and General Counsel of DMR Group Inc., a multinational company in information technology. Mr. Tessier received a B.A. in Administration in 1976 and a law degree in 1979 from the University of Ottawa. He is a member of the Barreau du Quebec and the Canadian Bar Association.


     CLAUDE H. VEZEAU, PHARM.D., joined the Company as President of BioChem Vaccines Inc. in 1996. Prior to joining the Company, Dr. Vezeau was Vice-President, Scientific Affairs of BioCapital Inc. and held a number of positions in Searle Canada Inc. including Director of Corporate Affairs, Quebec, from 1990 to 1995. Dr. Vezeau received a B.Sc. in pharmacy from the University of Montreal in 1976 and a Pharm.D. from the University of Minnesota in 1979.


     All members of the Board of Directors hold office until the next annual meeting of shareholders or the election of their successors. Executive officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company.

     The Executive Committee consists of five directors who are elected annually by the Board of Directors. The Executive Committee may exercise all of the powers of the Board of Directors in respect of the management and direction of the business affairs of the Company between meetings of the Board of Directors, subject to certain restrictions under the Canada Business Corporations Act. The Executive Committee is also responsible for the administration of the Stock Option Plan. See Item 12.


     The Audit Committee consists of four directors who are appointed annually by the Board of Directors. None of the members of the Audit Committee is an officer or employee of the Company or its affiliates. This committee reviews the internal accounting procedures of the Company, reviews and approves the financial statements and proposes the nomination of auditors and their remuneration.

     The Human Resources and Compensation Committee consists of five directors who are appointed annually by the Board of Directors. The Human Resources and Compensation Committee reviews and recommends to the Board the compensation and benefits of all officers of the Company and reviews general policy matters relating to compensation and benefits of employees of the Company.

     The Corporate Governance Committee consists of three directors who are appointed annually by the Board of Directors. This committee is responsible for formulating the approach of the Company to governance issues. This committee examines any issue related to corporate governance and makes recommendations to the Board of Directors.

     The Company maintains directors and officers liability insurance against claims made in the aggregate amount of $75,000,000 per occurrence and a maximum of $75,000,000 per year.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS


COMPENSATION OF EXECUTIVE OFFICERS



     The following table sets out details of the total compensation paid during the past three years to the Chief Executive Officer and to the four other most highly compensated executive officers (collectively the "named executive officers").



                              COMPENSATION SUMMARY


                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                           ANNUAL COMPENSATION               AWARDS
                                                   ------------------------------------   ------------
                                                                                           SECURITIES
                                                                                             UNDER
                                                          SALARY    BONUS(6)   OTHER(1)    OPTIONS(2)
           NAME AND PRINCIPAL POSITION             YEAR     ($)       ($)        ($)          (#)
           ---------------------------             ----   -------   --------   --------   ------------
Francesco Bellini(3).............................  1997   772,935   740,000      --        1,500,000
Chief Executive Officer                            1996   475,218   667,886      --           --
                                                   1995   466,590     --         --           --
Gervais Dionne...................................  1997   210,000    63,000      --           20,000
Executive Vice-President, Research and             1996   185,000    15,000      --           70,000
  Development
                                                   1995   181,000    15,000      --           10,000
Michael G. Grey..................................  1997   305,000    73,200      --           --
President, BioChem Therapeutic Inc.                1996   296,000    29,600      --           --
                                                   1995   290,000     --         --           --
Francois Legault.................................  1997   190,000    74,100      --           20,000
Executive Vice-President, Investments and          1996   150,000    17,000      --           70,000
  Subsidiaries
                                                   1995   145,000    17,000      --           10,000
Claude H. Vezeau(4)(5)...........................  1997   230,000    37,950     34,129        --
President, BioChem Vaccines Inc.                   1996   147,554    75,000      --          100,000

NOTES:

(1) Except for Dr. Vezeau (see note (5)), the perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers.

(2) The securities under options represent shares which may be acquired pursuant to the exercise of the stock options granted in 1997 under the Stock Option Plan. (See Item 12.)

(3) The Corporation has entered into an employment agreement with Francesco Bellini, Ph.D. to serve as Chief Executive Officer for a fixed term commencing on February 1, 1997 and terminating on January 31, 2000. The agreement is renewable annually thereafter unless either party gives at least three months' notice to the other. This employment agreement provides for an annual base salary of $800,000 and for the payment of an annual bonus equal to $400,000 provided Dr. Bellini has performed his duties as Chief Executive Officer for the entire year, and an amount not to exceed $400,000 calculated in function of the Corporation's results in achieving the forecasted net earnings for the year in question. For the second and third year of the employment term, the base salary and the bonus will be subject to annual increases based on the percentage increase over the previous year in prevailing compensation packages for chief executive officers of leading North American biotechnology companies, in accordance with a formula to be agreed upon by Dr. Bellini and the Board of Directors. If specific strategic objectives of the Corporation specified in the employment agreement are met, Dr. Bellini is eligible to a special bonus calculated on an agreed upon formula. The employment agreement also provides for the payment of the greater of (i) Dr. Bellini's salary and bonuses to the expiration of the agreement and (ii) a lump sum payment of two years' salary and bonuses, in the event of termination other than for cause in accordance with the laws of the Province of Quebec or in the event of the non-renewal at the demand of the Corporation of the employment agreement. In the event of termination or resignation for good reason (as defined under the agreement) following a change of control, the agreement provides for the payment to Dr. Bellini of a lump sum severance amount equal to three times his full base salary and bonuses at the rate in effect at the time of termination or resignation for good reason. Dr. Bellini was also granted, at signature of the agreement, options to purchase a total of 1,500,000 common shares at $35.625 per share. (See Item 12.)

(4) Dr. Vezeau was hired in May 1996 and received a signing bonus of $75,000.

(5) Dr. Vezeau received personal benefits totaling $34,129 of which, $17,093 were for the reimbursement of moving expenses and $9,520 were for car allowance.

(6) The bonus is an incentive tied to performance, according to the objectives made at the Company level and objectives of the officers and their respective groups.

     The following table sets forth information concerning the grant of options in the fiscal year ended December 31, 1997 to the named executive officers.


                      OPTION GRANTS DURING THE FISCAL YEAR


                                                % OF                      MARKET VALUE OF
                          SECURITIES UNDER TOTAL OPTIONS                 SECURITIES ON THE
                          OPTIONS GRANTED    GRANTED IN   EXERCISE PRICE   DATE OF GRANT
          NAME                  (#)        FINANCIAL YEAR  ($/SECURITY)    ($/SECURITY)    EXPIRATION DATE
          ----            ---------------- -------------- -------------- ----------------- ---------------
Francesco Bellini           1,500,000         73.15%         35.625           35.625          Jan. 2007
Gervais Dionne                 20,000          0.98%         35.625           35.625          Jan. 2007
Michael G. Grey                    --             --             --               --                 --
Francois Legault               20,000          0.98%         35.625           35.625          Jan. 2007
Claude H. Vezeau                   --             --             --               --                 --

     The following table sets forth the exercise of options to purchase common shares during the fiscal year ended December 31, 1997 to the named executive officers.


               AGGREGATED OPTION EXERCISES DURING THE FISCAL YEAR



                                                                                       VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                      SECURITIES ACQUIRED AGGREGATE VALUE     AT FISCAL YEAR-END        AT FISCAL YEAR-END
                          ON EXERCISE         REALIZED     EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
        NAME                  (#)               ($)                   (#)                       ($)
        ----          ------------------- ---------------  ------------------------- -------------------------
Francesco Bellini                --                 --      1,500,000/1,500,000           29,062,500/0
Gervais Dionne                   --                 --         156,000/94,000          2,293,625/410,125
Michael G. Grey                  --                 --        270,000/200,000         6,361,875/4,712,500
Francois Legault                 --                 --         100,800/95,200          1,510,100/307,400
Claude H. Vezeau                 --                 --         20,000/80,000                  0/0



     The aggregate compensation paid by the Company and its subsidiaries to the Company's eleven full-time executive officers for services rendered during the year ended December 31, 1997 was $3,544,142.

     The value of the benefits received in respect of the year ended December 31, 1997 by these executive officers of the Company did not exceed 10% of the above-mentioned cash remuneration.


COMPENSATION OF DIRECTORS


     In 1997, external Directors received fees of $18,000 per year as well as $1,000 for each meeting of the Board of Directors or of a committee of the Board. The Chairman of the Board also received an extra $7,000 fee per year. The aggregate amount of such compensation was $186,267 for the fiscal year ended December 31, 1997.

     External Directors are granted annually under the Stock Option Plan (See
Item 12.) 1,000 options each, plus 1,000 options in the case of the Chairman of the Board. When an external director is first elected to the Board, he/she is granted 7,500 options. For the fiscal year ended December 31, 1997, 24,000 options were as such granted at an exercise price equal to the closing price on the day preceding the grant, which was $31.00.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES


STOCK OPTION PLAN


     The Stock Option Plan of the Company (the "Plan") provides for the granting of options to purchase a maximum of 19,250,000 common shares of the Company. Beneficiaries of the Plan are the directors, officers and full-time employees or regular employees of the Company or its subsidiaries as well as external consultants, engaged by the Company or its subsidiaries to provide ongoing bona fide management and consulting services.

     The Board of Directors, in its discretion, grants options following the recommendation of the Executive Committee which administers the Plan. Under the Plan, the options may be exercised progressively but within a maximum period of ten years from the date of the grant. The exercise price of the options, which cannot be lower than the market price on the day immediately preceding the day on which the options are granted, must be paid upon exercise.

     As of March 31, 1998, there were outstanding under the Plan options to purchase an aggregate of 6,941,200 common shares at prices ranging from $6.19 to $38.75 per share, and expiring at various dates through March 2008. Of such options, as of March 31, 1998 the directors and executive officers as a group held 5,505,800 options to purchase common shares. The following named executive officers have the set forth options under the Plan:

     EXECUTIVE OFFICER        NUMBER OF OPTIONS     PRICE RANGE          EXPIRATION DATES RANGE
     -----------------        -----------------   ----------------   -------------------------------
Francesco Bellini...........     3,000,000        $11.13 to $35.63   December 2001 to January 2007
Gervais Dionne..............       270,000        $ 6.94 to $35.63   February 2002 to January 2008
Michael G. Grey.............       470,000                  $ 6.94   September 2004
Francois Legault............       216,000        $ 6.94 to $35.63   February 2002 to January 2008
Claude H. Vezeau............       100,000                  $31.30   June 2006

     For a complete discussion of the Stock Option Plan see Note 14 to the Consolidated Financial Statements annexed hereto and which also discusses the options of the Societe de developpement industriel du Quebec (SDI) to purchase shares.


SHAREHOLDER RIGHTS PLAN


     The shareholders of the Company approved in 1995 a Shareholder Rights Plan ("Rights Plan") which was amended with shareholder approval in April 1998. Under the Rights Plan, one common share purchase right was issued on April 28, 1995 in respect of each outstanding common share of the Company and a share purchase right for each common share of the Company issued thereafter. These rights are exercisable in a situation of a public take-over bid for voting shares of the Company where certain conditions are not respected. Each right entitles the holder to purchase, from the Company, one common share at a specific price, subject to certain anti-dilution adjustments. The Rights Plan expires on June 30, 2003 or unless terminated earlier by the Company's Board of Directors. The purpose of the Rights Plan is to require anyone, who seeks to acquire 20% or more of the Company's voting shares, to present a bid complying with specific provisions. The objectives of the Rights Plan are to ensure that, in the event of a takeover bid of the Company, all shareholders will receive full and fair value for their shares and will not be subject to abusive or coercive takeover strategies and that the Board of Directors, on behalf of the Company and all its shareholders, will have the time and opportunity to evaluate the bid and its effects, to seek out alternative bidders and to explore, develop and evaluate other ways of maximizing shareholder value.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     At least since January 1, 1996, there has been no material transaction involving the Company or any of its subsidiaries and one of its directors, officers, principal shareholders (as stated in Item 4. Control of Registrant), or their close family, nor is any presently proposed such transaction, other than the following:

     --   Two directors, James A. Grant and Guy Lord, are partners respectively in the Montreal law firms Stikeman, Elliott and Desjardins Ducharme Stein Monast, and which firms provide professional services to the Company on an on-going basis;

     --   One director, Paul N. Lucas, is the senior officer of Glaxo Wellcome
        Inc., the Company's partner for the distribution of 3TC and Combivir in Canada;

     --   One director, Guy Savard, is a senior officer of Midland Walwyn, one of the underwriters in the public offering of securities of the Company in February 1996; as such Midland Walwyn received a fee of $767,906.


     For a complete discussion on this matter see Note 17 to the annexed Consolidated Financial Statements.



     Except Dr. Claude H. Vezeau, no director or officer, or any associate of them, is or has been indebted to the Company or its subsidiaries, since at least January 1, 1996. As the new vaccine center of the Company opened in the Quebec City area in July 1997, the President of Vaccines, Dr. Claude H. Vezeau, was relocated with his family to the Quebec City area. For that purpose, the Company made a $100,000 loan to Dr. Vezeau to purchase a house. The interests on this loan are payable monthly and the principal is reimbursable in full in June 2002.



     On April 23, 1998, BioChem repurchased the 25% stake in Vaccines held indirectly by the Caisse de depot et placement du Quebec through its subsidiary SOFINOV Societe financiere d'innovation inc. As a result, the conversion rights agreement referred to in Note 17 to the Annexed Consolidated Financial Statements is no longer in force.


                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES

     Not applicable.

                                    PART III

ITEM 15.  DEFAULT UPON SENIOR SECURITIES

     Not applicable

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

     A two-for-one stock split of the common shares took effect as of the close of business on April 7, 1997. On December 31, 1997, the Company completed a legal reorganization to change its governing act from the Quebec Companies Act to the Canada Business Corporations Act. For information regarding certain changes in the rights of holders of common shares of BioChem, see the Company's Management Proxy Circular dated March 31, 1997.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     The financial statements of the Company are annexed hereto and have been prepared by the Company in accordance with generally accepted accounting principles in Canada, which differ in certain respects from generally accepted accounting principles in the United States as outlined in the financial statements. The table of contents to the consolidated financial statements and accompanying notes to the consolidated financial statements appears on page F-1 of this Report on Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS

     Not applicable

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     A.   FINANCIAL STATEMENTS

         -                     Consolidated Statement of Earnings for the years ended
                               December 31, 1997, 1996 and 1995.
         -                     Consolidated Statement of Retained Earnings for the years
                               ended December 31, 1997, 1996 and 1995.
         -                     Consolidated Balance Sheet as at December 31, 1997 and 1996.
         -                     Consolidated Statement of Changes in Financial Position for
                               the years ended December 31, 1997, 1996 and 1995.
         -                     Notes to Consolidated Financial Statements.
         Schedule VIII         Reserves as at December 31, 1997, 1996 and 1995.
         Schedule IX           Short-Term Borrowings as at December 31, 1997, 1996 and
                               1995.
         Schedule X            Supplementary Earnings Statement Information for the years ended December 31, 1997, 1996 and 1995.

     B.   EXHIBITS ALREADY FILED IN PREVIOUS YEARS (COMMISSION FILE NUMBER
        0-18781)


               Exhibit
               Number
         3.1                    Articles of Continuance and Articles of Amendment of the
                                Registrant -- incorporated herein by reference to exhibit
                                1(a) to the Registrant's Registration Statement on Form 20-F
                                (File No. 0-18701), declared effective March 14, 1991.
         3.2                    Articles of Amendment -- incorporated herein by reference to
                                Registrant's Report of Foreign Issuer on Form 10-C, filed
                                March 3, 1992.
         3.3                    By-laws of the Registrant, as amended -- incorporated herein by reference to exhibit 1(b) to the Registrant's
                                Registration Statement on Form 20-F (File No. 0-18701),
                                declared effective March 14, 1991.
         3.4                    By-law No. 1992-1 reducing the authorized capital of the
                                Registrant.
         4.1                    Specimen Stock Certificate.
         9.1(1)                 Shareholders Agreement dated January 24, 1991 by and among
                                Glaxo Canada Inc. and Caisse de depot et placement du Quebec and Fonds de solidarite des travailleurs du Quebec (F.T.Q.)
                                and Bio-Cascades Inc. and IFCI Holding International S.A.
                                and Francesco Bellini and Lawrence Wilson and James McDonald
                                and Gervais Dionne and Francois Legault.
         10.1                   Form of Unit Subscription Agreement dated June 1989.
         10.2                   Warrant Indenture dated June 29, 1989 between Registrant and
                                General Trust of Canada, Trustee.
         10.3(2)                Sponsored Research Agreement dated January 1, 1990, between
                                Glaxo Canada Inc. and Registrant.

               Exhibit
               Number
         10.4                   Subscription Agreement dated as of January 24, 1991 between the Registrant and Glaxo Canada Inc.
         10.5(2)                Master License Agreement dated as of January 31, 1990
                                between the Registrant and Glaxo Canada Inc.
         10.6(2)                Outline of Arrangement dated as of January 24, 1991 between the Registrant and Glaxo Canada Inc.
         10.8                   Joint Venture Formation Agreement dated January 24, 1991
                                between Glaxo Canada Inc., Glaxo Group Limited and
                                Registrant.
         10.9(2)                Joint Venture Operation Agreement dated January 24, 1991
                                between Glaxo Group Limited, Glaxo Canada Inc., Registrant and Glaxo-IAF BioChem Inc., a company to be incorporated
                                (Schedule 3 to the Joint Venture Formation Agreement -- item
                                10.8 above) Joint Venture Formation Agreement -- item 10.8 above).
         10.10                  Rights Agreement dated January 24, 1991 between Glaxo Group
                                Limited, Glaxo Canada Inc. and Registrant (Schedule 4 to the
                                Joint Venture Formation Agreement -- item 10.8 above).
         10.11                  Addendum to Master License Agreement dated January 31, 1990 between Glaxo Group Limited, Glaxo Canada Inc., Glaxo Inc., and Registrant (Schedule 5 to the Joint Venture Formation
                                Agreement -- item 10.8 above).
         10.12(2)               Collaborative Research Agreement dated August 1, 1991
                                between Glaxo-Canada Inc. and Registrant.
         10.13                  Share Purchase Agreement dated January 17, 1990 between
                                North American Vaccine, Inc. and Registrant -- incorporated herein by reference to exhibit 2.3 to Amendment No. 2 to
                                North American Vaccine, Inc.'s Registration Statement on
                                Form S-4 (File No. 33-31512), declared effective January 24,
                                1990.
         10.14                  North American Vaccine, Inc. Shareholders Agreement dated
                                January 17, 1990 among Registrant, Philip Frost, M.D., IVAX
                                Corporation, and Frost Nevada, Limited Partnership --
                                incorporated herein by reference to exhibit 9.1 to Amendment
                                No. 2 to North American Vaccine, Inc.'s Registration State-
                                ment on Form S-4 (File No. 33-31512), declared effective
                                January 24, 1990
         10.15                  Technology Transfer Agreement dated January 17, 1990 between
                                North American Vaccine, Inc. and Registrant -- incorporated herein by reference to exhibit 2.4 to Amendment No. 2 to
                                North American Vaccine, Inc.'s Registration Statement on
                                Form S-4 (File No. 33-31512), declared effective January 24,
                                1990.
         10.16(2)               Purchase and Sale Agreement in Respect of 522,550 Shares of
                                IFCI CloneSystems S.p.A. and 28,000 Shares of Chemila S.p.A.
                                dated August 1, 1991 between IFCI Holding International S.A.
                                and Registrant.
         10.17                  Shareholders Agreement dated August 1, 1991 between
                                Registrant, IFCI Holding International S.A., IFCI
                                CloneSystems S.p.A. and Chemila S.p.A.
         10.18(1)(2)            Sale by Institut Armand-Frappier to IAF BioVac Inc., dated as of May 28, 1990.
         10.19(1)               Collaboration Agreement for Scientific Research Projects
                                between Institut Armand-Frappier and A New Vaccine Company to be created by Registrant, dated November 28, 1989
                                (Schedule B to the Sale by Institut Armand-Frappier to IAF
                                BioVac Inc. -- Item 10.18 above).
         10.20(1)               Lease A between Institut Armand-Frappier and IAF BioVac Inc.
                                dated May 28, 1990 regarding 14,387 square feet in Buildings
                                1, 11, 13 and 14 (Schedule C to the Sale by Institut
                                Armand-Frappier to IAF BioVac Inc. -- Item 10.18 above).

               Exhibit
               Number
         10.21(1)               Lease B between Institut Armand-Frappier and IAF BioVac Inc.
                                dated May 28, 1990, regarding 22,468 square feet in Building
                                18 (Schedule C to the Sale by Institut Armand-Frappier to
                                IAF BioVac Inc. -- Item 10.18 above).
         10.22(1)               Lease C between Institut Armand-Frappier and IAF BioVac Inc.
                                dated May 28, 1990, regarding 11,743 square feet in Building
                                15, as well as the Basement Space Erected on Lot 22
                                (Schedule C to the Sale by Institut Armand-Frappier to IAF
                                BioVac Inc. -- Item 10.18 above).
         10.23                  BioChem Pharma Directors, Officers and Employees Stock
                                Option Plan.
         10.24                  Form of BioChem Pharma Stock Option Agreement.
         10.25                  [reserved].
         10.26(1)               Form of IAF BioVac Inc. Convention d'Options d'Achat
                                d'Actions Ordinaires Intervenue a Montreal, Quebec le 29 mai
                                1990.
         10.27                  Employment Agreement dated December 17, 1991, between Dr.
                                Francesco Bellini and Registrant.
         10.28                  Employment Agreement dated August 1, 1991, between Mr.
                                Silvio Nuzzo and Registrant.
         10.29                  Agreement to Amend Share Purchase Agreement between North
                                American Vaccine, Inc. and Registrant dated February 26,
                                1990.
         10.30                  Amendments to Master License Agreement on March 21, 1994
                                between Glaxo Group Limited, Glaxo Canada Inc. and BioChem
                                Pharma Inc.
         10.31                  Written Notice by Glaxo Canada Inc. terminating the
                                Shareholders Agreement dated November 5, 1993 and effective
                                May 6, 1994.
         11.1                   Statement regarding computation of net income per share.
         13.1                   Annual Report for the year ended December 31, 1995.
         13.2                   Notice of Annual and Special General Meeting of the
                                Shareholders and Management Proxy Circular dated April 22,
                                1996.
         22.1                   Subsidiaries of the Registrant.



     C.   EXHIBITS FILED LAST YEAR



        -- Revised and Restated Master License agreement(2) between Glaxo Wellcome Inc., BioChem Pharma Inc., Tanaud Holdings (Barbados) Limited, Tanaud International B.V. and Tanaud LLC. filed on Form 6K.



     D.   EXHIBITS FILED THIS YEAR (Commission file number 0-19539)



        --  Annual Report for the year ended December 31, 1997.



        --  Management Proxy Circular dated March 16, 1998.



        ADDITIONAL INFORMATION



        The following documents can be obtained upon request from the Corporate Secretary of BioChem, at BioChem Pharma Inc., 275 Armand-Frappier Blvd, Laval, Quebec, H7V 4A7.



        (i) this Form 20-F, together with any document incorporated herein by reference;



        (ii) the Annual Report of BioChem and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for BioChem's most recently completed financial year;



        (iii) the Management Proxy Circular; and


        (iv) any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus pursuant to which securities of BioChem are in the course of a distribution.

     Except when securities of BioChem are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus, BioChem may require the payment of a reasonable charge from persons, other than security holders, of BioChem, requesting copies of these documents.
------------------


(1) Includes English summary or translation.



(2) Confidential treatment requested as to certain portions.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                            BIOCHEM PHARMA INC.


                                            By:      (s) Charles-A. Tessier



                                                      Charles-A. Tessier

                                                Vice-President, Legal Affairs
                                                   and Corporate Secretary


Dated: May 26, 1998

                                     ANNEX

                              BIOCHEM PHARMA INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                              FOR THE YEARS ENDED

                        DECEMBER 31, 1997, 1996 AND 1995

                              BIOCHEM PHARMA INC.

                       CONSOLIDATED FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED

                        DECEMBER 31, 1997, 1996 AND 1995


                               TABLE OF CONTENTS

                                                                  PAGE
                                                                  ----
Auditor's Report........................................  F-2
Financial Statements
  Consolidated Statement of Earnings....................  F-3
  Consolidated Statement of Retained Earnings
     (Deficit)..........................................  F-3
  Consolidated Balance Sheet............................  F-4
  Consolidated Statement of Changes in Financial
     Position...........................................  F-5
  Notes to Consolidated Financial Statements............  F-6  to F-21
Schedules VIII, IX, X...................................  F-22 to F-25

                                AUDITORS' REPORT



To the Shareholders of


BioChem Pharma Inc.



     We have audited the consolidated balance sheets of BioChem Pharma Inc. as at December 31, 1997 and 1996 and the consolidated statements of earnings, retained earnings and changes in financial position for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.



     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and the changes in its financial position for the years ended December 31, 1997, 1996 and 1995 in accordance with generally accepted accounting principles in Canada.



LOGO


Raymond Chabot Grant Thornton


General partnership


Chartered Accountants



Montreal, Quebec, Canada


February 10, 1998

                              BIOCHEM PHARMA INC.



                       CONSOLIDATED STATEMENT OF EARNINGS



              for the years ended December 31, 1997, 1996 and 1995


        (in thousands of Canadian dollars except per share information)





                                                                 1997            1996            1995
                                                             -------------   -------------   -------------
                                                                   $               $               $
OPERATING REVENUE
  Sales....................................................       134,641         156,941          162,470
  Royalties................................................       124,130          57,062           12,596
  Interest.................................................        12,285          13,008            2,976
  Other....................................................         9,726           6,607            9,349
                                                             -------------   -------------   -------------
                                                                  280,782         233,618          187,391
                                                             -------------   -------------   -------------
EXPENSES
  Cost of sales............................................        67,450          75,759           74,241
  Selling and administrative...............................        72,480          62,968           58,486
  Milestone repayments (Note 3)............................            --           4,552            1,825
  Research and development (Note 3)........................        37,387          32,186           22,087
  Financial (Note 3).......................................         5,863           7,527            8,649
                                                             -------------   -------------   -------------
                                                                  183,180         182,992          165,288
                                                             -------------   -------------   -------------
Earnings before depreciation, amortization and other.......        97,602          50,626           22,103
Depreciation and amortization (note 3).....................       (11,092)        (11,457)         (13,042)
                                                             -------------   -------------   -------------
Earnings before income taxes and other.....................        86,510          39,169            9,061
Income taxes (note 4)......................................        (2,064)         (1,451)          (5,443)
Non-controlling interest...................................         1,987            (211)            (484)
Share of loss of an affiliated company,
  net of gain on dilution (note 7).........................        (6,595)         (4,113)          (8,101)
                                                             -------------   -------------   -------------
NET INCOME (LOSS)..........................................        79,838          33,394           (4,967)
                                                             =============   =============   =============
EARNINGS (LOSS) PER COMMON SHARE...........................          0.74            0.31            (0.05)
                                                             =============   =============   =============



                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS



              for the years ended December 31, 1997, 1996 and 1995


                       (in thousands of Canadian dollars)





                                                                 1997            1996            1995
                                                             -------------   -------------   -------------
                                                                   $               $               $
Retained earnings (deficit), beginning of year.............         1,201         (32,193)         (27,226)
Net income (loss)..........................................        79,838          33,394           (4,967)
                                                             -------------   -------------   -------------
Retained earnings (deficit), end of year...................        81,039           1,201          (32,193)
                                                             =============   =============   =============



   The accompanying notes are an integral part of the consolidated financial statements.

                              BIOCHEM PHARMA INC.

                           CONSOLIDATED BALANCE SHEET

                        As at December 31, 1997 and 1996
                       (in thousands of Canadian dollars)


                                                                  1997            1996
                                                              -------------   -------------
                                                                    $               $
ASSETS
Current assets
  Cash and temporary investments............................        310,416         314,751
  Accounts receivable (Note 5)..............................        101,161          91,170
  Inventories (Note 6)......................................         30,688          32,003
  Prepaid expenses..........................................          3,822           1,619
  Deferred income taxes.....................................          1,100           1,100
                                                              -------------   -------------
                                                                    447,187         440,643
Investments (Note 7)........................................         65,465          25,525
Capital assets (Note 8).....................................        108,937          75,143
Other assets (Note 9).......................................         33,683          30,954
                                                              -------------   -------------
                                                                    655,272         572,265
                                                              =============   =============
LIABILITIES
Current liabilities
  Bank indebtedness (Note 10)...............................         22,967          12,981
  Accounts payable and accrued liabilities (Note 11)........         49,898          48,571
  Current portion of long-term debt (Note 12)...............          9,039          16,349
                                                              -------------   -------------
                                                                     81,904          77,901
Long-term debt (Note 12)....................................         58,269          57,706
Other liabilities (Note 13).................................          4,134           8,283
Non-controlling interest....................................         12,897          12,543
                                                              -------------   -------------
                                                                    157,204         156,433
                                                              -------------   -------------
SHAREHOLDERS' EQUITY
Capital stock (Note 14).....................................        404,431         401,744
Contributed surplus.........................................         10,199          10,199
Retained earnings...........................................         81,039           1,201
Foreign currency translation adjustment (Note 15)...........          2,399           2,688
                                                              -------------   -------------
                                                                    498,068         415,832
                                                              -------------   -------------
                                                                    655,272         572,265
                                                              =============   =============


On Behalf of the Board,

LOGO
---------------------------------------------------
FRANCESCO BELLINI, Director

LOGO
---------------------------------------------------

GUY LORD, Director

   The accompanying notes are an integral part of the consolidated financial statements.

                              BIOCHEM PHARMA INC.

            CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

              for the years ended December 31, 1997, 1996 and 1995
                       (in thousands of Canadian dollars)

                                                                 1997            1996            1995
                                                             -------------   -------------   -------------
                                                                   $               $               $
Cash provided by (used for) the following activities:
OPERATING ACTIVITIES
Net income (loss)..........................................        79,838          33,394           (4,967)
Non-cash items (Note 16)...................................        17,376          15,145           19,442
                                                             -------------   -------------   -------------
Operating cash flow........................................        97,214          48,539           14,475
Changes in non-cash working capital items (Note 16)........       (13,349)        (10,944)         (11,468)
                                                             -------------   -------------   -------------
Cash flow from operations..................................        83,865          37,595            3,007
                                                             -------------   -------------   -------------
INVESTING ACTIVITIES
Acquisition of investments.................................       (46,641)         (7,769)          (4,243)
Acquisition of capital assets..............................       (44,397)        (18,353)         (10,574)
Disposal of capital assets.................................           477             639              877
Other......................................................        (3,794)         (5,743)            (503)
                                                             -------------   -------------   -------------
                                                                  (94,355)        (31,226)         (14,443)
                                                             -------------   -------------   -------------
Free cash flow.............................................       (10,490)          6,369          (11,436)
                                                             -------------   -------------   -------------
FINANCING ACTIVITIES
Increase in long-term debt.................................         8,932           4,389              714
Repayment of long-term debt................................       (17,532)         (6,303)          (6,396)
Non-controlling interest...................................         2,650           7,500            2,394
Issuance of common shares..................................         2,687         247,732           34,735
Other......................................................           186             977              351
                                                             -------------   -------------   -------------
                                                                   (3,077)        254,295           31,798
                                                             -------------   -------------   -------------
Foreign currency translation adjustment....................          (754)           (111)            (714)
                                                             -------------   -------------   -------------
Increase (decrease) in cash position.......................       (14,321)        260,553           19,648
Cash position, beginning of year...........................       301,770          41,217           21,569
                                                             -------------   -------------   -------------
Cash position, end of year.................................       287,449         301,770           41,217
                                                             =============   =============   =============

Cash position comprises cash and temporary investments, less bank indebtedness.

   The accompanying notes are an integral part of the consolidated financial statements.

                              BIOCHEM PHARMA INC.



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     (tabular amounts are in thousands of Canadian dollars except per share information)



1.   GOVERNING STATUTES AND NATURE OF OPERATIONS



     The Company is an international biopharmaceutical company involved in the research, development, manufacturing and marketing of innovative products for the prevention, detection and treatment of human diseases.



     During the year, the Company effected a reorganization. The results of this reorganization are that a new company is incorporated under the Canada Business Corporations Act which will continue operations of the former company which was incorporated under Part 1A of the Companies Act (Quebec). The results of operations of the new company include all the results of operations from the former company as if the two companies have always existed and have always been combined.



2.   SIGNIFICANT ACCOUNTING POLICIES



     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and conform, in all material respects, with International Accounting Standards. The financial statements differ in certain respects from generally accepted accounting principles in the United States, as described in Note 21.



     PRINCIPLES OF CONSOLIDATION



     The consolidated financial statements include the accounts of the Company and those of its subsidiaries since their date of acquisition or creation.



     USE OF ESTIMATES



     The preparation of financial statements requires management to make estimates and assumptions that affect the amounts presented in the financial statements and the accompanying notes. Actual results could differ from these estimates.



     FOREIGN CURRENCY TRANSLATION



     Operating revenue and expenses arising from foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from these translations are included in earnings, with the exception of unrealized foreign exchange gains or losses on long-term monetary items, which are amortized over the remaining period of the related items.



     Assets and liabilities of self-sustaining foreign operations are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Any corresponding foreign exchange gains and losses are disclosed separately as part of shareholders' equity and are recognized in earnings when the interest in the foreign operations is reduced.



     INVENTORY VALUATION



     Inventory valuation The raw materials inventory is valued at the lower of cost and replacement cost. The finished goods and work in process inventories are valued at the lower of cost and net realizable value. Cost is determined using the first in, first out method.



     LONG-TERM INVESTMENTS



     Investment in the common shares of an affiliated company is accounted for by the equity method and other investments are recorded at acquisition cost. When there has been a decrease in value of a long-term investment that is other than a temporary decline, the investment is written down to recognize the loss.

     CAPITAL ASSETS



     Capital assets are recorded at acquisition cost, net of related investment tax credits and government grants.



     Rights, licenses and patents include acquisition costs and the costs incurred to register the patents as well as the costs incurred to obtain the licenses necessary to market and manufacture products.



     Depreciation and amortization are calculated as follows:





                                                 METHOD                    ANNUAL RATES
                                            -----------------    --------------------------------
    Buildings...........................    Declining balance    5% to 10%
    Equipment...........................    Declining balance    10% to 40%
    Leasehold improvements..............    Straight-line        Over the lease terms
    Rights, licenses and patents........    Straight-line        5 to 10 years, commencing in the
                                                                 year in which the product is
                                                                 marketed



     GOODWILL



     Goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired and is evaluated for any impairment in value. The evaluation consists of a review of the forecasted future earnings and the discounted cash flows of the operations acquired. Any permanent impairment in the carrying value is charged to earnings in the year incurred. The Company concluded that the carrying value of goodwill had not sustained a permanent impairment in value for the years ended December 31, 1997, 1996 and 1995.



     Goodwill is amortized on a straight-line basis over a period of 20 years, ending in 2014.



     DEFERRED INCOME TAXES



     The Company follows the tax allocation basis of accounting for income taxes. Deferred income taxes result from timing differences between accounting income and taxable income.



     RESEARCH AND DEVELOPMENT



     Research and development expenses are recognized in the year they are incurred, net of related tax credits, and include a share of administrative expenses.



     EARNINGS (LOSS) PER COMMON SHARE



     Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the year.



3.   INFORMATION ON THE CONSOLIDATED STATEMENT OF EARNINGS



     MILESTONE REPAYMENTS



     Milestone repayments were made pursuant to an agreement with Glaxo Wellcome covering the development and marketing of 3TC and were recognized as expenses, based on 50% of royalties earned on the sales of this product subject to a maximum of 3 million British pounds sterling ($6,377,000). For the year ended December 31, 1996, final payments totalling $4,552,000 have been recognized as milestone repayments and payments totalling $1,825,000 have been recognized for the year ended December 31, 1995.



     RESEARCH AND DEVELOPMENT



     Research and development expenses are disclosed net of tax credits amounting to $1,729,000 ($1,314,000 for the year ended December 31, 1996 and $1,318,000 for the year ended December 31, 1995).

                                                                     1997           1996           1995
                                                                  -----------    -----------    -----------
                                                                       $              $              $
    FINANCIAL EXPENSES
    Interest on long-term debt..................................        5,547          5,860          6,689
    Other interest..............................................        2,061          2,953          1,939
    Foreign exchange loss (gain)................................       (2,895)           (43)           637
    Amortization of deferred foreign exchange gains and
      losses....................................................        1,543           (725)          (547)
    Realization of foreign currency translation adjustment......           --             --            701
                                                                  -----------    -----------    -----------
                                                                        6,256          8,045          9,419
    Interest on long-term debt reimbursed by the Societe de
      developpement industriel du Quebec........................         (393)          (518)          (770)
                                                                  -----------    -----------    -----------
                                                                        5,863          7,527          8,649
                                                                  ===========    ===========    ===========
    DEPRECIATION AND AMORTIZATION
    Capital assets..............................................        8,643          9,087         11,129
    Goodwill....................................................        1,525          1,491          1,525
    Deferred charges............................................          924            879            388
                                                                  -----------    -----------    -----------
                                                                       11,092         11,457         13,042
                                                                  ===========    ===========    ===========



4.   INCOME TAXES



                                                                     1997           1996           1995
                                                                  -----------    -----------    -----------
                                                                       $              $              $
    Income taxes (recovery) at combined statutory tax rates
      of different jurisdictions................................       (5,689)        (2,688)         1,901
    Non-deductible items........................................          489            866            520
    Realization of previously unrecorded tax loss benefit.......           --         (1,663)          (567)
    Tax benefit and deferred income taxes not recorded..........        8,207          4,454          3,682
    Large corporations tax......................................          327            482            213
    Tax rate differences on reversal of timing differences......       (1,270)            --           (306)
                                                                  -----------    -----------    -----------
    Income taxes at effective tax rates.........................        2,064          1,451          5,443
                                                                  ===========    ===========    ===========
    The provision for income taxes comprises the following:
    Current: Canada.............................................          666            843            662
               Foreign..........................................        1,138            992          5,708
    Deferred:Canada.............................................           --             --             --
              Foreign...........................................          260           (384)          (927)
                                                                  -----------    -----------    -----------
                                                                        2,064          1,451          5,443
                                                                  ===========    ===========    ===========



     The Company has research and development expenses, non-capital losses and share issue expenses which have been deferred for tax purposes. In addition, the net book value of the capital assets differs from their undepreciated capital cost for tax purposes. These items, totalling approximately $94,850,000 as at December 31, 1997 ($75,400,000 as at
     December 31, 1996) may be utilized to reduce taxable income in future years.


     As at December 31, 1997, the Company has investment tax credits amounting to approximately $13,300,000 ($9,500,000 as at December 31, 1996) that have been deferred for tax purposes and may be used to reduce future taxes payable. These credits expire in the years 2000 to 2007.

     The tax benefit in respect of these items has not been reflected in the accounts as at December 31, 1997.

5.  ACCOUNTS RECEIVABLE



                                                                      1997            1996
                                                                  -------------    -----------
                                                                        $               $
    Trade(a)....................................................         59,186         66,320
    Royalties receivable from a shareholder.....................         34,879         20,598
    Quebec tax credits..........................................          1,771          1,406
    Other.......................................................          5,325          2,846
                                                                  -------------    -----------
                                                                        101,161         91,170
                                                                  =============    ===========



     (a) There is a geographic concentration of credit risk with regard to operations conducted in Italy.



     The allowance for doubtful accounts for trade accounts receivable for all countries amounted to $2,635,000 as at December 31, 1997 ($3,497,000 as at December 31, 1996).



6.   INVENTORIES



                                                                     1997           1996
                                                                  -----------    -----------
                                                                       $              $
    Raw materials...............................................       12,348         14,586
    Work in process.............................................        2,179          3,340
    Finished goods..............................................       16,161         14,077
                                                                  -----------    -----------
                                                                       30,688         32,003
                                                                  ===========    ===========



7.   INVESTMENTS





                                                                    1997        1996
                                                                  ---------   ---------
                                                                      $           $
    Investments in private companies, at cost...................     52,040       6,460
    Shares of public companies, at cost.........................      8,231       6,899
    Investment in an affiliated company(a)......................      5,194      12,166
                                                                  ---------   ---------
                                                                     65,465      25,525
                                                                  =========   =========



     (a) INVESTMENT IN THE AFFILIATED COMPANY North American Vaccine, Inc.
        (NAVA) is accounted for by the equity method. NAVA is a public company listed on the American Stock Exchange. The price per common share at the close of the market on December 31, 1997 was $35.67 ($33.41 per share as at December 31, 1996) which represents U.S.$24.9375 (U.S.$24.375 as at December 31, 1996). As at December 31, 1997, the market value of the Company's investment in NAVA based on the closing market price at the balance sheet date amounted to $470,099,000 ($440,314,000 as at December 31, 1996) taking into consideration the conversion of preferred shares into common shares, but excluding purchase options outstanding at the end of the year.


     The changes in the investment in an affiliated company are as follows:


                                                                    1997        1996
                                                                  ---------   ---------
                                                                      $           $
    Balance, beginning of year..................................     12,166      15,690
    Common share options exercised (231,252 in 1996)............         --         568
    Share of loss recognized....................................     (9,345)     (9,637)
    Gain on dilution from the issue of share capital by the
      affiliated company........................................      2,750       5,524
    Foreign currency translation adjustment.....................       (243)         21
    Other.......................................................       (134)         --
                                                                  ---------   ---------
    Balance, end of year........................................      5,194      12,166
                                                                  =========   =========
    Number of shares held
      Common shares.............................................  11,179,114  11,179,114
                                                                  =========   =========
      Preferred shares, each convertible into two common
         shares.................................................  1,000,000   1,000,000
                                                                  =========   =========



     The Company holds 35.0% of the common shares outstanding as at December 31, 1997 (35.6% as at December 31, 1996) and 50.0% of the preferred shares outstanding as at December 31, 1997 and 1996.

     GAIN ON DILUTION FROM THE ISSUE OF SHARE CAPITAL BY THE AFFILIATED COMPANY



     The gain on dilution results from the issuance of common shares by the affiliated company. No income taxes have been recorded on this gain because the tax value is greater than the book value as at December 31, 1997 and 1996.



     COMMON SHARE PURCHASE OPTIONS HELD BY THE COMPANY



     The Company holds 57,812 options to purchase common shares of NAVA, which represent 2% of the outstanding options of NAVA as at December 31, 1997. These options may be exercised at a price of $4.18 (U.S.$2.92) per share.



     FINANCIAL POSITION AND EARNINGS



     The financial position of NAVA as at December 31, 1997, 1996 and 1995, as well as the earnings for the years ended December 31, 1997, 1996 and 1995, presented in accordance with generally accepted accounting principles in the United States, in thousands of Canadian dollars, are as follows:



                                                                     1997             1996            1995
                                                                 -------------    -------------    -----------
                                                                       $                $               $
    Financial position
      Total assets.............................................        120,889          168,532         56,264
      Total liabilities........................................        144,957          141,423         10,982
      Shareholders' equity.....................................        (24,068)          27,109         45,282
    Earnings(i)
      Revenue..................................................         13,431           24,149         25,028
      Net loss.................................................        (59,978)         (26,575)        (6,844)


     (i) Including a gain of $15,181,000 in 1995 from the sale of common shares held in BioChem Pharma Inc.


8.   CAPITAL ASSETS



                                                                      1997            1996
                                                                  -------------   -------------
                                                                        $               $
    Cost
      Land......................................................         5,899            5,812
      Buildings.................................................        31,755           31,143
      Equipment and leasehold improvements......................        39,766           35,235
      Equipment under capital leases............................         5,490            4,096
      Construction in progress..................................        39,836           14,119
      Rights, licenses and patents..............................        21,820           12,666
                                                                  -------------   -------------
                                                                       144,566          103,071
                                                                  -------------   -------------
    Accumulated depreciation and amortization
      Buildings.................................................         6,195            5,045
      Equipment and leasehold improvements......................        20,924           17,760
      Equipment under capital leases............................         4,516            2,684
      Rights, licenses and patents..............................         3,994            2,439
                                                                  -------------   -------------
                                                                        35,629           27,928
                                                                  -------------   -------------
    Net book value..............................................       108,937           75,143
                                                                  =============   =============



     The acquisition of capital assets shown in the consolidated statement of changes in financial position is presented net of construction-related accounts payable.

9.   OTHER ASSETS



                                                                     1997          1996
                                                                  -----------   -----------
                                                                       $             $
    Goodwill, at net book value.................................      21,003         24,073
    Deferred charges, at net book value.........................       3,538            783
    Deferred foreign exchange loss on long-term debt............       1,954        --
    Deferred income taxes.......................................       1,329        --
    Other, at cost(a)...........................................       5,859          6,098
                                                                  -----------   -----------
                                                                      33,683         30,954
                                                                  ===========   ===========



     (a) As at December 31, 1997, other items include an amount of $4,692,000 ($4,133,000 as at December 31, 1996) which represents a receivable arising from a payment in connection with a legal action involving the use of certain patents, and bears interest at 10.25% (9.25% in 1996).



10. BANK INDEBTEDNESS



     The bank indebtedness is partially secured by the accounts receivable and inventories of certain of the Company's subsidiaries. The maximum amount of bank indebtedness authorized is $51,124,000 as at December 31, 1997 ($60,431,000 as at December 31, 1996) of which 39% is in Italian lira (54% as at December 31, 1996). The bank indebtedness bears interest at varying rates from 2% to 11.75% as at December 31, 1997 (2% to 14.75% as at December 31, 1996).



11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES



                                                                     1997          1996
                                                                  -----------   -----------
                                                                       $             $
    Accounts payable and accrued liabilities....................       43,538        40,117
    Construction-related accounts payable.......................        3,139         3,893
    Unearned revenue............................................        1,773         2,588
    Income taxes payable........................................        1,448         1,973
                                                                  -----------   -----------
                                                                       49,898        48,571
                                                                  ===========   ===========

12. LONG-TERM DEBT



                                                                     1997          1996
                                                                  -----------   -----------
                                                                       $             $
    Bank loan, bearing interest at the lender's prime rate,
      secured by a hypothec on land and building having a net
      book value of $17,789,000, repayable in a final payment of
      $7,140,000 in 1998. (a)...................................        7,140        11,000
    Bank loans, bearing interest at 9% and 10%, secured by a
      hypothec on land and building having a net book value of
      $5,023,000, repayable in semi-annual instalments, maturing
      in 1999. (b)..............................................          452           801
    Bank loan, bearing interest at 1.25% above bank prime rate, secured by a hypothec on land and building having a net
      book value of $1,199,000, repayable in monthly
      instalments, maturing in 2002.............................          255           315
    Bank loan, bearing interest at the LIBOR rate plus 0.2%
      (U.S.$22,855,000), secured by investments having a net
      book value of $33,389,000 and maturing in 2002............       32,623        31,325
    Balance of purchase price amounting to U.S.$8,707,000
      (U.S.$17,645,000 as at December 31, 1996) bearing interest at 10.25% (9.25% as at December 31, 1996) increasing by 1%
      annually, subordinated in favor of the bank loans bearing
      interest at the LIBOR rate plus 0.2%, maturing in 2002. A
      subsidiary has undertaken to respect certain financial
      ratios. (c)...............................................       12,456        24,184
    Bank loans, bearing interest at the lender's prime rate,
      secured by a hypothec on a building under construction
      having a net book value of $39,836,000, repayable in
      annual instalments of $940,000 and final payments
      totalling $5,640,000 in 2002. A subsidiary has undertaken
      to respect certain financial ratios. (d)..................        9,400         3,000
    Federal and provincial government loans, with a maximum
      available amount of $5,500,000, non-interest bearing and
      repayable in annual instalments of $1,100,000 commencing
      four years after completion of a building under
      construction, estimated to be completed in 1998...........        3,452         1,270
    Loans, bearing interest at rates varying from 4.5% to
      11.29%, maturing on various dates from 1998 to 2004.
      (b).......................................................        1,026         1,453
    Obligations under capital leases, repayable principally in
      Italian lira and maturing on various dates ending in
      2001......................................................          504           707
                                                                  -----------   -----------
                                                                       67,308        74,055
    Current portion.............................................        9,039        16,349
                                                                  -----------   -----------
                                                                       58,269        57,706
                                                                  ===========   ===========



     (a) The Company entered into an agreement with the Societe de developpement industriel du Quebec (SDI) whereby the SDI guarantees, until 1998, 80% of a maximum loan of $10,000,000. SDI will reimburse the Company the aggregate interest of this loan during the first five years of the agreement, to a maximum of $3,125,000.



     (b) These loans, totalling 1.6 billion lira (2.2 billion lira as at December 31, 1996), are repayable by the Italy-based subsidiary.



     (c) In the event that a subsidiary fails to repay the balance of purchase price at maturity in addition to the Company's failure to repay the balance of purchase price, the seller may choose to be repaid by the issuance of common shares of the Company. The number of shares issued will be based on the closing market price of the shares immediately prior to the default, subject to a maximum of 6,000,000 shares.



     (d) The Company entered into an agreement with the SDI whereby the SDI guarantees, until 2006, 80% of a maximum loan of $4,800,000. SDI will reimburse the Company the aggregate interest of this loan during the first five years of the agreement, to a maximum of $1,875,000.

     Payments due in each of the next five years are as follows:





                                                                  OBLIGATIONS UNDER
                                                                   CAPITAL LEASES     OTHER LOANS
                                                                  -----------------   -----------
                                                                        $                  $
    1998........................................................            282            8,774
    1999........................................................            252           13,800
    2000........................................................             20            1,173
    2001........................................................             12            1,108
    2002........................................................             --           39,597
                                                                     ----------        ---------
                                                                            566           64,452
    Amount representing interest................................             62               --
                                                                     ----------        ---------
                                                                            504           64,452
                                                                     ==========        =========



13. OTHER LIABILITIES



                                                                    1997        1996
                                                                  ---------   ---------
                                                                      $           $
    Provision for severance pay (a).............................      4,092       4,338
    Deferred foreign exchange gain on long-term debt............         --       1,695
    Deferred income taxes.......................................         --       1,354
    Other.......................................................         42         896
                                                                  ---------   ---------
                                                                      4,134       8,283
                                                                  =========   =========



     (a) The provision for severance pay is recorded by an Italy-based subsidiary in compliance with applicable statutes. This severance pay is paid to employees who resign, retire, or for any other reason have their employment terminated.



14. CAPITAL STOCK



     AUTHORIZED SHARES



     An unlimited number of voting common shares, without par value.



     ISSUED SHARES



     The changes to the Company's capital stock are as follows:



                                                              1997         1996        1995
                                                           ----------   ----------   ---------
    Number of shares
      Balance, beginning of year.........................  108,029,740  98,566,368   94,626,868
      Issued.............................................          --    8,050,000   3,000,000
      Exercise of share options..........................     225,900    1,413,372     939,500
                                                           ----------   ----------   ---------
      Balance, end of year...............................  108,255,640  108,029,740  98,566,368
                                                           ==========   ==========   =========
      Weighted average number of common shares
         outstanding.....................................  108,152,816  106,485,028  97,044,458
                                                           ==========   ==========   =========
    Amounts                                                    $            $            $
      Balance, beginning of year.........................     401,744      154,012     119,277
      Issued(a)..........................................          --      238,853      28,527
      Exercise of share options..........................       2,687        8,879       6,208
                                                           ----------   ----------   ---------
      Balance, end of year...............................     404,431      401,744     154,012
                                                           ==========   ==========   =========



     (a) Net of related expenses of $12,951,000 in 1996 and $1,473,000 in 1995.

     STOCK SPLIT



     A two-for-one stock split of common shares took effect on April 7, 1997. All information relating to common shares reflects retroactively this stock split.



     STOCK PURCHASE OPTIONS



     Stock option plan



     The Company introduced a stock option plan in 1986, which was subsequently modified in 1990, 1992, 1995 and 1996. It is intended for directors, officers, employees and consultants of the Company. The total number of options that may be granted under the terms of the plan cannot exceed ten million. The exercise price of options granted under the plan is determined by the Board of Directors of the Company and cannot be lower than the market value on the date the options are granted. These options expire no later than ten years after the date they are granted.



     The changes to the number of stock options granted by the Company are as follows:



                                                                1997        1996        1995
                                                              --------   ----------   --------
    Balance, beginning of year..............................  4,434,800   4,774,180   5,171,600
    Granted.................................................  2,050,500   1,075,000    659,000
    Exercised at a weighted average price of $11.89 in 1997,
      $6.48
      in 1996 and $6.61 in 1995.............................  (225,900)  (1,207,580)  (939,500)
    Cancelled...............................................   (76,800)    (206,800)  (116,920)
                                                              --------   ----------   --------
    Balance, end of year....................................  6,182,600   4,434,800   4,774,180
                                                              ========   ==========   ========
    Weighted average price of options outstanding at end of
      year..................................................  $  21.96   $    15.14   $   9.43
                                                              ========   ==========   ========
    Options exercisable at end of year......................  2,877,700   2,519,800   3,381,580
                                                              ========   ==========   ========



     The information about stock options outstanding as at December 31, 1997 is as follows:



                                                      OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                                               ----------------------------------   --------------------
                                                           WEIGHTED
                                                            AVERAGE     WEIGHTED               WEIGHTED
                                                           REMAINING     AVERAGE                AVERAGE
                                                          CONTRACTUAL   EXERCISE               EXERCISE
                 EXERCISE PRICE                 NUMBER       LIFE         PRICE      NUMBER      PRICE
                 --------------                --------   -----------   ---------   --------   ---------
                                                                           $                       $
    $6.19 to $7.50...........................   784,000    6.6 YEARS        6.81     485,200        6.75
    $7.51 to $10.00..........................   394,300    5.7 YEARS        8.58     237,100        8.40
    $10.01 to $15.00.........................  1,642,000   4.2 YEARS       11.17    1,642,000      11.17
    $15.01 to $22.50.........................   275,000    5.7 YEARS       17.80     197,000       17.42
    $22.51 to $33.00.........................  1,099,800   8.7 YEARS       29.81     316,400       29.99
    $33.01 to $40.00.........................  1,987,500   9.2 YEARS       35.73          --          --
                                               --------                 ---------   --------   ---------
                                               6,182,600                   21.96    2,877,700      12.69
                                               ========                 =========   ========   =========



     Societe de developpement industriel du Quebec (SDI)



     In consideration for the guarantee of a subsidiary's loan relating to a building and reimbursement of interest on this loan, the Company has granted the SDI an option to purchase 123,476 common shares at an exercise price of $5.15 per share. This option expires in July 2001.



     SHAREHOLDER RIGHTS PLAN



     During 1995, the shareholders of the Company approved a Shareholder Rights Plan (Rights Plan). Under the Rights Plan, one common share purchase right was issued on April 28, 1995 in respect of each outstanding common share and a share purchase right for each common share issued thereafter. These rights are exercisable in a situation of public offering where certain conditions are not respected. Each right entitles the holder to purchase, from the Company, one common share at a specific price, subject to certain anti-dilution adjustments. The Rights Plan expires on June 30, 2000 or unless terminated earlier by the Company's Board of Directors. The purpose of the Rights Plan is to require anyone, who seeks to acquire 20% or more of the Company's voting shares, to present a bid complying with specific provisions.

     RESERVED SHARES

     The Company has reserved 6,000,000 common shares for the eventual repayment of a subsidiary's balance of purchase price and 1,500,000 common shares under a conversion right agreement with a shareholder of a subsidiary.


15. FOREIGN CURRENCY TRANSLATION ADJUSTMENT



                                                                    1997        1996
                                                                  ---------   ---------
                                                                      $           $
    Balance, beginning of year..................................      2,688       2,576
    Effect of foreign exchange rate variations upon translation of the net assets
      of self-sustaining foreign operations, net of related
      income taxes..............................................       (289)        112
                                                                  ---------   ---------
    Balance, end of year........................................      2,399       2,688
                                                                  =========   =========



16. INFORMATION ON THE CONSOLIDATED STATEMENT


     OF CHANGES IN FINANCIAL POSITION



                                                                      1997            1996            1995
                                                                  -------------   -------------   -------------
                                                                        $               $               $
    Non-cash items
      Depreciation and amortization............................          11,092          11,457          13,042
      Share of loss of an affiliated company, net of gain on
         dilution..............................................           6,595           4,113           8,101
      Non-controlling interest.................................          (1,987)            211             484
      Deferred income taxes....................................             260            (384)           (927)
      Realization of foreign currency translation adjustment...              --              --             701
      Amortization of deferred foreign exchange gains and
         losses................................................           1,543            (725)           (547)
      Other....................................................            (127)            473          (1,412)
                                                                  -------------   -------------   -------------
                                                                         17,376          15,145          19,442
                                                                  =============   =============   =============
    Changes in non-cash working capital items
      Accounts receivable......................................         (15,614)        (12,589)         (8,034)
      Inventories..............................................            (831)         (1,801)         (1,262)
      Prepaid expenses.........................................          (2,328)            (81)          1,267
      Accounts payable and accrued liabilities, excluding
         construction-related accounts payable.................           5,424           3,527          (3,439)
                                                                  -------------   -------------   -------------
                                                                        (13,349)        (10,944)        (11,468)
                                                                  =============   =============   =============



17. RELATED PARTY TRANSACTIONS



     Transactions with a shareholder are as follows:



                                                                      1997            1996            1995
                                                                  -------------   -------------   -------------
                                                                        $               $               $
    Royalty revenue............................................         124,130          56,422          10,082
                                                                  =============   =============   =============
    Revenue from research and development contracts............              --              --           5,000
                                                                  =============   =============   =============
    Milestone repayments.......................................              --           4,552           1,825
                                                                  =============   =============   =============


     The Company incurred professional fees with two law firms, in which certain of the Company's directors are partners, totalling $356,000 for the year ended December 31, 1997 ($640,000 for the year ended December 31, 1996 and $429,000 for the year ended December 31, 1995).

     These transactions were concluded in the normal course of operations, at the exchange amount.


     The Company entered into a subscription agreement with a shareholder for the issuance of common shares of a subsidiary to this shareholder for $12,650,000. During the year, common shares totalling $2,650,000 were subscribed by this shareholder ($7,500,000 for the year ended December 31, 1996 and $2,500,000 for the year ended December 31, 1995). In addition, a conversion right agreement has been signed with this shareholder allowing the conversion, in certain circumstances, of the common shares of the subsidiary into common shares of the Company.


18. COMMITMENTS AND CONTINGENCIES



     The Company rents premises under operating leases which expire in 2008. The aggregate minimum rental commitment amounts to $10,437,000 and the aggregate minimum rental commitment for each of the following five years is $2,938,000 in 1998, $2,090,000 in 1999, $1,451,000 in 2000, $1,374,000 in
     2001 and $1,394,000 in 2002.



     During the year the Company has undertaken to subscribe to an interest in a company and a partnership for an amount totalling $45,914,000. As at December 31, 1997 an amount of $9,706,000 has been subscribed.



     In 1996, a legal proceeding was instituted in the United States against the Company and Glaxo Wellcome for alleged patent infringement on a product licensed to Glaxo Wellcome. The action seeks monetary damages relating to the sale of the product in the United States. In the opinion of management, the claim is without merit and the Company is vigorously opposing the allegation. In addition, the Company is involved in other claims and lawsuits in the normal course of business. It is not possible at this time to determine the ultimate outcome of any of these claims.



19. SEGMENTED INFORMATION



     The Company operates in the following industry segments:





                                                                    1997                1996                1995
                                                              -----------------   -----------------   -----------------
                                                                      $                   $                   $
    Operating revenue
      Therapeutic...........................................            140,064              65,990              17,438
      Diagnostic............................................            117,952             143,882             158,385
      Vaccine...............................................              9,471              11,566               8,484
      Other.................................................             13,295              12,180               3,084
                                                              -----------------   -----------------   -----------------
                                                                        280,782             233,618             187,391
                                                              =================   =================   =================
    Net Income (loss)
      Therapeutic...........................................             84,372              29,533              (2,367)
      Diagnostic............................................             (1,858)              2,011               4,586
      Vaccine...............................................             (5,296)               (566)                123
      Share of loss of an affiliated company................             (6,595)             (4,113)             (8,101)
      Other.................................................              9,215               6,529                 792
                                                              -----------------   -----------------   -----------------
                                                                         79,838              33,394              (4,967)
                                                              =================   =================   =================
    Depreciation and Amortization
      Therapeutic...........................................              2,491               1,601               1,506
      Diagnostic............................................              7,793               9,295              10,972
      Vaccine...............................................                597                 316                 345
      Other.................................................                211                 245                 219
                                                              -----------------   -----------------   -----------------
                                                                         11,092              11,457              13,042
                                                              =================   =================   =================

                                                                    1997                1996                1995
                                                              -----------------   -----------------   -----------------
                                                                      $                   $                   $
    Total Assets
      Therapeutic...........................................            129,592              61,396
      Diagnostic............................................            167,197             165,870
      Vaccine...............................................             66,152              43,135
      Other.................................................            292,331             301,864
                                                              -----------------   -----------------
                                                                        655,272             572,265
                                                              =================   =================



     The Company operates in the following geographic segments:





                                                                    1997                1996                1995
                                                              -----------------   -----------------   -----------------
                                                                      $                   $                   $
    Operating revenue
      Canada................................................             47,976              41,203              23,089
      United States.........................................             95,504              89,779              55,270
      Italy.................................................             81,879              98,180              96,821
      Europe, other than Italy..............................            116,808              70,682              83,150
      Other.................................................             46,208              10,594               7,468
      Inter-segment.........................................           (107,593)            (76,820)            (78,407)
                                                              -----------------   -----------------   -----------------
                                                                        280,782             233,618             187,391
                                                              =================   =================   =================
    Depreciation and Amortization
      Canada................................................              3,226               2,760               3,026
      United States.........................................              1,782               2,445               2,608
      Italy.................................................              3,994               4,487               5,307
      Europe, other than Italy..............................              1,001               1,235               1,811
      Other.................................................              1,089                 530                 290
                                                              -----------------   -----------------   -----------------
                                                                         11,092              11,457              13,042
                                                              =================   =================   =================
    Total Assets
      Canada................................................            481,023             395,990
      United States.........................................             46,263              74,014
      Italy.................................................            107,443             114,360
      Europe, other than Italy..............................            119,785              85,059
      Other.................................................             55,019              49,885
      Investment in an affiliated company...................              5,194              12,166
      Inter-segment.........................................           (159,455)           (159,209)
                                                              -----------------   -----------------
                                                                        655,272             572,265
                                                              =================   =================



20. FINANCIAL INSTRUMENTS



     TEMPORARY INVESTMENTS



     Temporary investments totalling $296,547,000 as at December 31, 1997 ($289,885,000 as at December 31, 1996) include term deposits, bankers' acceptances and loans maturing within three months. As at December 31, 1997, temporary investments totalling $180,577,000 ($197,865,000 as at December 31, 1996) were invested with a Canadian chartered bank and its subsidiaries. The Company has classified temporary investments as held to maturity and has recorded these investments at cost.



     CURRENCY FLUCTUATIONS RELATED TO INTERNATIONAL OPERATIONS



     Most of the Company's diagnostic product sales are in international markets and the Company expects that this will continue. Sales of the Company's products in international markets are subject to certain risks associated with such sales including government regulations, export and import license requirements, risks of tariffs or trade barriers and political and economic instability. Although these risks have not had any material effect on the Company to date, there can be no assurance that these risks will not have a material adverse effect on the Company in the future.


     FAIR VALUE OF FINANCIAL INSTRUMENTS



     The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments:



     CASH AND TEMPORARY INVESTMENTS, BANK INDEBTEDNESS, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES



     The carrying amounts approximate fair value due to the short-term maturity of these instruments.



     ACCOUNTS RECEIVABLE


     The carrying amount approximates the fair value due to the short-term maturity of these instruments, with the exception of the trade receivables from certain Italian government organizations, where it is not practicable to estimate the fair value as it is not possible to accurately predict the timing of future payments. The original maturity date does not usually exceed a period of 90 days, but for the Italian market, it is common practice with government organizations to pay trade accounts receivable in a period exceeding one year. The trade accounts receivable relating to these organizations totalled $19,778,000 as at December 31, 1997 ($25,504,000 as at December 31, 1996) and bear interest at varying rates from 7% to 10%. Adequate provisions were recorded for potential doubtful accounts on these trade accounts receivable.


     INVESTMENTS IN PRIVATE COMPANIES



     The fair value of the investments in private companies is not readily determinable because these investments are not publicly traded. The Company believes that the carrying amount approximates the fair value.



     SHARES OF PUBLIC COMPANIES



     The fair value of the shares of public companies is established based on the closing market price as at the balance sheet date. As at December 31, 1997, the fair value of these shares amounted to $6,698,000 ($5,413,000 as at December 31, 1996).



     OTHER ASSETS


     Other assets include amounts receivable with a carrying amount of $4,692,000 ($4,133,000 as at December 31, 1996) for which the fair value is estimated using discounted cash flow analyses based on the Company's actual borrowing rate on loans. The fair value of these amounts receivable is $5,048,000 ($4,465,000 as at December 31, 1996).


     LONG-TERM DEBT


     The fair value is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of arrangements. There is no material difference between the carrying value and the fair value of the long-term debt as at December 31, 1997 with the exception of the balance of purchase price of $12,456,000 as at December 31, 1997 ($24,184,000 as at December 31, 1996) for which the fair value amounts to $13,400,000 ($26,129,000 as at December 31, 1996) and the
     Federal and provincial government loans, for which the fair value is not readily determinable without comparing to similar types of arrangements.


     OTHER LIABILITIES


     The other liabilities include severance pay for which the fair value approximates the carrying amount as it is indexed according to the consumer price index fixed by Italian law.

21.SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN
   CANADA AND IN THE UNITED STATES



     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which differ in certain respects from those principles that the Company would have followed had the consolidated financial statements been prepared in accordance with U.S. GAAP. Had the Company followed U.S. GAAP, certain items on the consolidated balance sheet would have increased (decreased) as follows:



                                                                      1997            1996
                                                                  -------------   -------------
                                                                        $               $
    CONSOLIDATED BALANCE SHEET
    Cash and temporary investments(a)...........................        (64,788)        (14,870)
    Temporary investments maturing in more than three
      months(a).................................................         64,788          14,870
    Investments(b)..............................................         (1,425)            319
    Deferred foreign exchange gains and losses on long-term
      debt( (c).................................................         (1,954)         (1,695)
    Deferred income taxes -- liabilities(c) (d).................           (247)            737
    Shareholders' equity
      Retained earnings.........................................         (1,575)          1,659
      Share of the unrealized investment holding gains and
         losses(b)..............................................         (1,425)            319
      Foreign currency translation adjustment(e)................           (701)           (701)



     In addition, the net income (loss) would differ as follows:



                                                                      1997            1996            1995
                                                                  -------------   -------------   -------------
                                                                        $               $               $
    CONSOLIDATED STATEMENT OF EARNINGS
    Net income (loss) per Canadian GAAP.........................         79,838          33,394          (4,967)
    Deferred foreign exchange gains (losses) on long-term
      debt(c)...................................................         (3,649)            324           2,023
    Realization of foreign currency translation adjustment(e)                --              --             701
    Deferred income taxes(c) (d)................................            984            (204)           (533)
                                                                  -------------   -------------   -------------
    Net income (loss) per U.S. GAAP.............................         77,173          33,514          (2,776)
                                                                  =============   =============   =============
    Earnings (loss) per common share per U.S. GAAP(f)
      Primary...................................................           0.71            0.31           (0.03)
                                                                  =============   =============   =============
      Fully-diluted.............................................           0.70            0.31           (0.03)
                                                                  =============   =============   =============



     (a) CASH AND TEMPORARY INVESTMENTS



     Under Canadian GAAP, temporary investments whose maturity date is greater than three months from the acquisition date are disclosed as cash in the consolidated balance sheet and in the consolidated statement of changes in financial position. Under U.S. GAAP, these investments would be disclosed separately as temporary investments in the consolidated balance sheet and as investing activities in the consolidated statement of changes in financial position.



     (b) INVESTMENTS



     Under Canadian GAAP, investments in shares of public companies, including those shares held by an affiliated company, should be recorded at cost, less any decrease in value other than a temporary decline.



     Under the U.S. GAAP, the Company would be required to record investments in shares of public companies that represent an available-for-sale investment at fair value and would have presented the unrealized gains or losses as a separate item in shareholders' equity. Furthermore, the Company would have accounted for its share of the unrealized gains or losses of the affiliated company.

                                                                    1997      1996      1995
                                                                   ------    ------    ------
                                                                        $         $         $
    Changes in the unrealized gains or losses during the year:
      Investments in public companies held by the Company.......   (1,533)     --        --
      Investments in public companies held by the affiliated
         company................................................     (211)   (3,375)      215
                                                                   ------    ------    ------
                                                                   (1,744)   (3,375)      215
                                                                   ======    ======    ======
    Cost, held by the Company...................................    8,231     6,899
                                                                   ======    ======
    Fair value, held by the Company.............................    6,698     5,413
                                                                   ======    ======



     (c) DEFERRED FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT


     Under Canadian GAAP, unrealized foreign exchange gains and losses arising on the translation of long-term monetary items are deferred and amortized over the life of the item. Under U.S. GAAP, these gains or losses would be included in earnings as they arise. The deferred foreign exchange losses on the balance sheet amounting to $1,954,000 as at December 31, 1997 would have been eliminated (gains of $1,695,000 as at December 31, 1996). In addition, a foreign exchange loss amounting to $3,649,000 would have been recognized in earnings for the year ended December 31, 1997 (foreign exchange gains of $324,000 and $2,023,000 would have been recognized in earnings for the years ended December 31, 1996 and 1995 respectively). The provision for deferred income taxes would have decreased by $744,000 for the year ended December 31, 1997 (increased by $204,000 and $533,000 for the years ended December 31, 1996 and 1995 respectively) and is attributable to foreign operations.


     (d) DEFERRED INCOME TAXES



     Under U.S. GAAP, deferred tax assets or liabilities would be recorded for temporary differences that will result in deductible amounts or taxable amounts in future years as well as for loss carry-forwards and deferred investment tax credits. A valuation allowance would be recorded for the portion of the asset considered unrealizable. In addition, the deferred tax asset or liability must be calculated at the current rate disclosed by government authorities. Both the deferred tax asset and valuation allowance have been valued at $49,600,000 as at December 31, 1997 ($39,676,000 as at December 31, 1996 and $23,330,000 as at December 31, 1995).



     (e) REALIZATION OF FOREIGN CURRENCY TRANSLATION ADJUSTMENT



     Under Canadian GAAP, a portion of the foreign currency translation adjustment is recognized in earnings on repatriation of capital from foreign operations. Under U.S. GAAP, adjustments to the foreign currency translation adjustment are only made if there is a reduction in ownership to a third party.



     (f) EARNINGS PER SHARE


     During 1997, the method of computing earnings per share under U.S. GAAP was changed to be closer to Canadian GAAP. Under U.S. GAAP, fully-diluted earnings per share is calculated based on the assumption that the options have been exercised at the beginning of the year or at the date granted, if granted during the year, and proceeds from the exercise of options were used at the beginning of the year to acquire common shares of the Company at the average market price. Under Canadian GAAP, fully-diluted earnings per common share assumes that all the outstanding options at the end of the year have been exercised at the beginning of the year or at the date granted, if granted during the year, and proceeds from the exercise of options have been used for investments.


     (g) EARNINGS BEFORE DEPRECIATION, AMORTIZATION AND OTHER



     United States GAAP does not permit the disclosure of a subtotal of the amount of earnings before depreciation, amortization and other. Canadian GAAP permits the disclosure of a subtotal of the amount of earnings before the items referred to above.

                                                                 1997       1996       1995
                                                                -------    -------    -------
                                                                      $          $          $
    Earnings before depreciation, amortization and other.....    97,602     50,626     22,103
    Depreciation and amortization............................   (11,092)   (11,457)   (13,042)
    Share of loss of an affiliated company, net of gain on
      dilution (Note 7)......................................    (6,595)    (4,113)    (8,101)
                                                                -------    -------    -------
    Earnings before income taxes and minority interests......    79,915     35,056        960
                                                                =======    =======    =======



     CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION



     Under Canadian GAAP, the bank indebtedness of $22,967,000 as at December 31, 1997 ($12,981,000 as at December 31, 1996 and $22,184,000 as at
     December 31, 1995) is considered a cash reduction and therefore any increase in bank indebtedness is not presented as a financing activity. Under U.S. GAAP, any increase in bank indebtedness would be presented as a financing activity.



     Additional information required under U.S. GAAP:



                                                                    1997        1996        1995
                                                                  ---------   ---------   ---------
                                                                      $           $           $
    Interest paid...............................................      6,691       7,605       7,809
    Income taxes paid...........................................      2,573       2,612       2,687


     ACCOUNTING FOR COMPENSATION PROGRAMS

     The Company has chosen to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. Under U.S. GAAP, the Company is required to make pro forma disclosure of net income (loss), as if the fair value based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model with an expected life of 7.5 years, a risk-free interest rate of 6.42% in 1997 (7.18% in 1996 and 8.59% in 1995) and an expected volatility of 40% in 1997 (40% in 1996 and 45% in 1995).


     The Company's net income, earnings per share and fully-diluted earnings per share would have been reduced for the years ended December 31, 1997 and 1996 (the net loss, loss per share and fully-diluted loss per share for the year ended December 31, 1995 would have been increased), on a pro forma basis, as follows:



                                                                     1997         1996       1995
                                                                  -----------   ---------   -------
                                                                       $            $          $
    Net income pro forma........................................       10,991       3,310       663
    Earnings per share pro forma................................         0.10        0.03      0.01
    Fully-diluted earnings per share pro forma..................         0.10        0.03      0.01



     These pro forma effects on net income in 1997 and 1996 (net loss in 1995) are not necessarily representative of the pro forma effect on net income in future years because it does not take into consideration expenses related to options granted prior to January 1, 1995.


     The weighted average fair value of options granted in 1997 was $21.03 ($17.35 in 1996 and $8.38 in 1995).


22. SUBSEQUENT EVENT



     On February 9, 1998 the Company's Board of Directors approved the filing of a preliminary prospectus on behalf of CliniChem Development Inc. (CliniChem). CliniChem was formed by the Company for the purpose of continuing the research and development of a number of the Company's therapeutic and vaccine candidates. Upon receipt of the required approvals, the Company will contribute $150,000,000 to CliniChem as a capital contribution and shares of CliniChem will then be distributed to the shareholders of BioChem as a dividend-in-kind.

                              BIOCHEM PHARMA INC.

                                   SCHEDULES

                        DECEMBER 31, 1997, 1996 AND 1995

Schedule VIII    --     Reserves
Schedule IX      --     Short-term borrowings
Schedule X       --     Supplementary earnings statement information

                              BIOCHEM PHARMA INC.

                           SCHEDULE VIII -- RESERVES

                                  BALANCE      CHARGED TO                                       BALANCE
                                AT BEGINNING   COSTS AND       CHARGED TO                        AT END
                                  OF YEAR       EXPENSES    OTHER ACCOUNTS(A)   DEDUCTIONS(B)   OF YEAR
                                ------------   ----------   -----------------   -------------   --------
                                     $             $                $                 $            $
AS AT DECEMBER 31, 1997
  ALLOWANCE FOR DOUBTFUL
     ACCOUNTS.................   3,497,000       444,000          199,000         1,505,000     2,635,000
                                  ========     =========        =========         =========     ========
As at December 31, 1996
  Allowance for doubtful
     accounts.................   1,861,000     2,115,000           32,000           511,000     3,497,000
                                  ========     =========        =========         =========     ========
As at December 31, 1995
  Allowance for doubtful
     accounts.................   2,780,182     1,178,000          158,000         2,255,182     1,861,000
                                  ========     =========        =========         =========     ========

(a) Adjustments related to foreign exchange rate fluctuations of foreign subsidiaries
(b) Uncollectible accounts written off, net of recoveries

                              BIOCHEM PHARMA INC.

                      SCHEDULE IX -- SHORT-TERM BORROWINGS

                     AS AT DECEMBER 31, 1997, 1996 AND 1995

                                  BALANCE      WEIGHTED         MAXIMUM         AVERAGE          WEIGHTED
                                  AT END        AVERAGE      AMOUNT DURING   AMOUNT DURING   AVERAGE INTEREST
                                  OF YEAR    INTEREST RATE     THE YEAR        THE YEAR      DURING THE YEAR
                                 ---------   -------------   -------------   -------------   ----------------
                                     $             %               $               $                %
    LINE OF CREDIT
      DECEMBER 31, 1997........  22,967,000         8.57      27,117,985      19,091,221            7.88
                                 =========     =========       =========       =========         =======
      December 31, 1996........  12,981,000         9.10      28,811,000      20,674,000            9.24
                                 =========     =========       =========       =========         =======
      December 31, 1995........  22,184,000        10.13      25,501,000      15,295,615            9.69
                                 =========     =========       =========       =========         =======

                              BIOCHEM PHARMA INC.

           SCHEDULE X -- SUPPLEMENTARY EARNINGS STATEMENT INFORMATION

                                                              YEARS ENDED DECEMBER 31,
                                                         -----------------------------------
                                                           1997         1996         1995
                                                         ---------    ---------    ---------
Maintenance and repairs...............................   $3,083,512   $2,508,260   $1,780,251
                                                         =========    =========    =========
Taxes
  On capital -- Quebec................................     780,744    1,469,634      542,786
  Municipal and business..............................   1,871,988    1,666,465    1,423,909
                                                         ---------    ---------    ---------
                                                         2,652,732    3,136,099    1,966,695
                                                         =========    =========    =========
Royalties.............................................   1,688,000      820,000    2,142,000
                                                         =========    =========    =========
Advertising cost......................................   1,628,753    1,498,250    1,535,613
                                                         =========    =========    =========