Form 20-F/A
period 1997-12-31
BIOCHEM PHARMA INC
filed 1998-06-03
CIK 867202

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                    ----------------------------------------

                                  FORM 20-F-A

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

                          Item 17 [X]      Item 18 [ ]

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
PART I
Item 1       Description of Business
             The Company.................................................         4
             Therapeutics................................................         5
             Vaccines....................................................        11
             Diagnostics.................................................        12
             Investments.................................................        13
             Significant Agreements......................................        13
             Reliance on Collaborative Relationships.....................        20
             Marketing...................................................        21
             Manufacturing...............................................        21
             Patents and Proprietary Information.........................        22
             Competition.................................................        24
             Government Regulation.......................................        26
             Pharmaceutical Pricing and Reimbursement....................        27
             Technology..................................................        27
             Product Liability...........................................        28
             International Operations....................................        28
             Employees...................................................        28
Item 2       Description of Properties...................................        28
Item 3       Legal Proceedings...........................................        29
Item 4       Control of Registrant.......................................        30
Item 5       Nature of Trading Market....................................        30
Item 6       Exchange Controls and Other Limitations Affecting Holders of
             Common Shares...............................................        31
Item 7       Taxation....................................................        32
Item 8       Selected Financial Data.....................................        32
Item 9       Management's Discussion and Analysis of Financial Condition
             and Results of Operations...................................        35
Item 10      Directors and Officers of the Company.......................        43
Item 11      Compensation of Directors and Officers......................        47
Item 12      Options to Purchase Securities from the Company or
             Subsidiaries................................................        49
Item 13      Interest of Management in Certain Transactions..............        50
PART II
Item 14      Description of Securities (1)...............................        50
PART III
Item 15      Defaults Upon Senior Securities.............................        50
Item 16      Changes in Securities and Changes in Security for Registered
             Securities..................................................        50
PART IV
Item 17      Financial Statements........................................        51
Item 18      Financial Statements (2)....................................        51
Item 19      Financial Statements and Exhibits...........................        51
             Signatures..................................................        55
             Financial Statements........................................        56


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


     INCOME TAX expense amounted to $2.1 million in 1997 compared to $1.6 million in 1996. The Company is a multinational enterprise which consolidates its accounts for reporting purposes but files separate tax returns for each subsidiary in the various jurisdictions. Because the Company's tax strategy is to optimize its tax position worldwide, the Company may not realize the benefit of its deferred tax assets, which assets are principally derived from losses experienced by the Canadian-based parent and carried forward. The Company and other subsidiaries have accumulated tax losses but their use against future income is uncertain due to ongoing tax losses created by the research and development programs of the Group. Due to the uncertainty when, if ever, the accumulated tax losses may be used to offset future taxable income, the deferred tax assets have been almost fully offset by income tax valuation allowances.

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


Dated: June 2, 1998

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

                              FOR THE YEARS ENDED

                        DECEMBER 31, 1997, 1996 AND 1995

                              BIOCHEM PHARMA INC.

                       CONSOLIDATED FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED

                        DECEMBER 31, 1997, 1996 AND 1995


                               TABLE OF CONTENTS


                                                                  PAGE
                                                                  ----
Auditor's Report........................................  F-2
Financial Statements
  Consolidated Statement of Earnings....................  F-3
  Consolidated Statement of Retained Earnings
     (Deficit)..........................................  F-3
  Consolidated Balance Sheet............................  F-4
  Consolidated Statement of Changes in Financial
     Position...........................................  F-5
  Notes to Consolidated Financial Statements............  F-6  to F-21
Schedules VIII, IX, X...................................  F-23 to F-26

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



     Operating losses carried forward at December 31, 1997 total approximately $95 million. Approximately $59 million of such losses have no expiration date, and the balance of the losses expire on various dates from 1998 through 2007 if not utilized.


     As at December 31, 1997, the Company has investment tax credits amounting to approximately $13,300,000 ($9,500,000 as at December 31, 1996) that have been deferred for tax purposes and may be used to reduce future taxes payable. These credits expire in the years 2000 to 2007.

     The tax benefit in respect of these items has not been reflected in the accounts as at December 31, 1997.


     The tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows:



                                                                   1997       1996
                                                                  -------    -------
                                                                     $          $
    Deferred tax liabilities
      Other.....................................................       --     (1,354)
                                                                  -------    -------
    Deferred tax assets
      Operating losses carried forward..........................   36,367     28,523
      Investment tax credit.....................................   13,304      9,350
      Other.....................................................    2,358      2,903
                                                                  -------    -------
                                                                   52,029     40,776
      Valuation allowance.......................................  (49,600)   (39,676)
                                                                  -------    -------
    Net deferred tax assets                                         2,429      1,100
                                                                  -------    -------
    Net deferred tax assets (liabilities).......................    2,429       (254)
                                                                  =======    =======



5.  ACCOUNTS RECEIVABLE



                                                                      1997            1996
                                                                  -------------    -----------
                                                                        $               $
    Trade(a)....................................................         59,186         66,320
    Royalties receivable from a shareholder.....................         34,879         20,598
    Quebec tax credits..........................................          1,771          1,406
    Other.......................................................          5,325          2,846
                                                                  -------------    -----------
                                                                        101,161         91,170
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



19. SEGMENTED INFORMATION



     The Company operates in the following industry segments:





                                                                    1997                1996                1995
                                                              -----------------   -----------------   -----------------
                                                                      $                   $                   $
    Operating revenue
      Therapeutic...........................................            140,064              65,990              17,438
      Diagnostic............................................            117,952             143,882             158,385
      Vaccine...............................................              9,471              11,566               8,484
      Other.................................................             13,295              12,180               3,084
                                                              -----------------   -----------------   -----------------
                                                                        280,782             233,618             187,391
                                                              =================   =================   =================
    Net Income (loss)
      Therapeutic...........................................             84,372              29,533              (2,367)
      Diagnostic............................................             (1,858)              2,011               4,586
      Vaccine...............................................             (5,296)               (566)                123
      Share of loss of an affiliated company................             (6,595)             (4,113)             (8,101)
      Other.................................................              9,215               6,529                 792
                                                              -----------------   -----------------   -----------------
                                                                         79,838              33,394              (4,967)
                                                              =================   =================   =================
    Depreciation and Amortization
      Therapeutic...........................................              2,491               1,601               1,506
      Diagnostic............................................              7,793               9,295              10,972
      Vaccine...............................................                597                 316                 345
      Other.................................................                211                 245                 219
                                                              -----------------   -----------------   -----------------
                                                                         11,092              11,457              13,042
                                                              =================   =================   =================
    Total Assets
      Therapeutic...........................................            129,592              61,396
      Diagnostic............................................            167,197             165,870
      Vaccine...............................................             66,152              43,135
      Other.................................................            292,331             301,864
                                                              -----------------   -----------------
                                                                        655,272             572,265
                                                              =================   =================

     The Company operates in the following geographic segments:





                                                                    1997                1996                1995
                                                              -----------------   -----------------   -----------------
                                                                      $                   $                   $
    Operating revenue
      Canada................................................             47,976              41,203              23,089
      United States.........................................             95,504              89,779              55,270
      Italy.................................................             81,879              98,180              96,821
      Europe, other than Italy..............................            116,808              70,682              83,150
      Other.................................................             46,208              10,594               7,468
      Inter-segment.........................................           (107,593)            (76,820)            (78,407)
                                                              -----------------   -----------------   -----------------
                                                                        280,782             233,618             187,391
                                                              =================   =================   =================
    Depreciation and Amortization
      Canada................................................              3,226               2,760               3,026
      United States.........................................              1,782               2,445               2,608
      Italy.................................................              3,994               4,487               5,307
      Europe, other than Italy..............................              1,001               1,235               1,811
      Other.................................................              1,089                 530                 290
                                                              -----------------   -----------------   -----------------
                                                                         11,092              11,457              13,042
                                                              =================   =================   =================
    Total Assets
      Canada................................................            481,023             395,990
      United States.........................................             46,263              74,014
      Italy.................................................            107,443             114,360
      Europe, other than Italy..............................            119,785              85,059
      Other.................................................             55,019              49,885
      Investment in an affiliated company...................              5,194              12,166
      Inter-segment.........................................           (159,455)           (159,209)
                                                              -----------------   -----------------
                                                                        655,272             572,265
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